UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 22, 2016

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	united states dollar
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
COP	-	COLOMBIAN PESO
brl/R$	-	braZILIAN REAL
thr$	-	Thousands of Brazilian reaL
MXN	-	MEXICAN PESO
VEF	-	STRONG Bolivar

IFRS Santiago, Chile, March 21, 2016 – LATAM Airlines Group S.A. (NYSE: LFL; IPSA: LAN; BOVESPA: LATM33), the leading airline group in Latin America, announced today its consolidated financial statements for the fiscal year ended December 31, 2015. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with the International Financial Reporting Standards (IFRS) and are expressed in U.S. dollars.

Contents of the notes to the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

15 - Goodwill	59
16 - Property, plant and equipment	61
17 - Current and deferred tax	67
18 - Other financial liabilities	73
19 - Trade and other accounts payables	82
20 - Other provisions	84
21 - Other non-financial liabilities	87
22 - Employee benefits	87
23 - Accounts payable, non-current	89
24 - Equity	89
25 - Revenue	95
26 - Costs and expenses by nature	95
27 - Other income, by function	97
28 - Foreign currency and exchange rate differences	97
29 - Earnings per share	106
30 - Contingencies	107
31 - Commitments	116
32 - Transactions with related parties	121
33 - Share based payments	122
34 - The environment	126
35 - Events subsequent to the date of the financial statements	127
36 – Consolidation schedule	128

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS

		As of	As of
		December 31,	December 31,
	Note	2015	2014
		ThUS$	ThUS$

Current assets
Cash and cash equivalents	6 - 7	753,497	989,396
Other financial assets	7 - 11	651,348	650,401
Other non-financial assets	12	330,016	247,871
Trade and other accounts receivable	7 - 8	796,974	1,378,835
Accounts receivable from related entities	7 - 9	183	308
Inventories	10	224,908	266,039
Tax assets	17	64,015	100,708

Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		2,820,941	3,633,558

Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		1,960	1,064

Total current assets		2,822,901	3,634,622

Non-current assets
Other financial assets	7 - 11	89,458	84,986
Other non-financial assets	12	235,463	342,813
Accounts receivable	7 - 8	10,715	30,465
Intangible assets other than goodwill	14	1,321,425	1,880,079
Goodwill	15	2,280,575	3,313,401
Property, plant and equipment	16	10,938,657	10,773,076
Tax assets	17	25,629	17,663
Deferred tax assets	17	376,595	407,323
Total non-current assets		15,278,517	16,849,806
Total assets		18,101,418	20,484,428

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY

		As of	As of
		December 31,	December 31,
LIABILITIES	Note	2015	2014
		ThUS$	ThUS$

Current liabilities
Other financial liabilities	7 - 18	1,644,235	1,624,615
Trade and other accounts payables	7 - 19	1,483,957	1,489,373
Accounts payable to related entities	7 - 9	447	56
Other provisions	20	2,922	12,411
Tax liabilities	17	19,378	17,889
Other non-financial liabilities	21	2,490,033	2,685,386
Total current liabilities		5,640,972	5,829,730
Non-current liabilities
Other financial liabilities	7 - 18	7,532,385	7,389,012
Accounts payable	7 - 23	417,050	577,454
Other provisions	20	424,497	703,140
Deferred tax liabilities	17	811,565	1,051,894
Employee benefits	22	65,271	74,102
Other non-financial liabilities	21	272,130	355,401
Total non-current liabilities		9,522,898	10,151,003
Total liabilities		15,163,870	15,980,733

EQUITY
Share capital	24	2,545,705	2,545,705
Retained earnings	24	317,950	536,190
Treasury Shares	24	(178)	(178)
Other reserves		(6,942)	1,320,179
Parent's ownership interest		2,856,535	4,401,896
Non-controlling interest	13	81,013	101,799
Total equity		2,937,548	4,503,695
Total liabilities and equity		18,101,418	20,484,428

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the period ended
		December 31,
	Note	2015	2014	2013
		ThUS$	ThUS$	ThUS$

Revenue	25	9,740,045	12,093,501	12,924,537
Cost of sales		(7,636,709)	(9,624,501)	(10,054,164)
Gross margin		2,103,336	2,469,000	2,870,373
Other income	27	385,781	377,645	341,565
Distribution costs		(783,304)	(957,072)	(1,025,896)
Administrative expenses		(878,006)	(980,660)	(1,136,115)
Other expenses		(323,987)	(401,021)	(408,703)
Other gains/(losses)		(55,280)	33,524	(55,410)
Income from operation activities		448,540	541,416	585,814
Financial income		75,080	90,500	72,828
Financial costs	26	(413,357)	(430,034)	(462,524)
Share of profit of investments accounted for using the equity method		37	(6,455)	1,954
Foreign exchange gains/(losses)	28	(467,896)	(130,201)	(482,174)
Result of indexation units		481	7	214
Income (loss) before taxes		(357,115)	65,233	(283,888)
Income (loss) tax expense / benefit	17	178,383	(292,404)	20,069
NET INCOME (LOSS) FOR THE PERIOD		(178,732)	(227,171)	(263,819)
Income (loss) attributable to owners of the parent		(219,274)	(259,985)	(281,114)
Income (loss) attributable to non-controlling interest	13	40,542	32,814	17,295

Net income (loss) for the year		(178,732)	(227,171)	(263,819)
EARNINGS PER SHARE
Basic earnings (losses) per share (US$)	29	(0.40193)	(0.47656)	(0.57613)
Diluted earnings (losses) per share (US$)	29	(0.40193)	(0.47656)	(0.57613)

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the period ended
		December 31,
	Note	2015	2014	2013
		ThUS$	ThUS$	ThUS$
NET INCOME (LOSS)		(178,732)	(227,171)	(263,819)
Components of other comprehensive income that will not be reclassified to income before taxes
Other comprehensive income, before taxes, gains (losses) by new measurements on defined benefit plans	24	(14,631)	-	-
Total other comprehensive income that will not be reclassified to income before taxes		(14,631)	-	-
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences
Gains (losses) on currency translation, before tax	28	(1,409,439)	(650,439)	(629,858)
Other comprehensive income, before taxes, currency translation differences		(1,409,439)	(650,439)	(629,858)
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	18	80,387	(163,993)	128,166
Other comprehensive income (losses), before taxes, cash flow hedges		80,387	(163,993)	128,166
Total other comprehensive income that will be reclassified to income before taxes		(1,329,052)	(814,432)	(501,692)
Other components of other comprehensive income (loss), before taxes		(1,343,683)	(814,432)	(501,692)
Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	17	3,911	-	-
Accumulate income tax relating to other comprehensive income that will not be reclassified to income		3,911	-	-
Income tax relating to other comprehensive income that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income		(21,103)	47,979	(19,345)
Income taxes related to components of other comprehensive income that will be reclassified to income		(21,103)	47,979	(19,345)
Total Other comprehensive income		(1,360,875)	(766,453)	(521,037)
Total comprehensive income (loss)		(1,539,607)	(993,624)	(784,856)
Comprehensive income (loss) attributable to owners of the parent		(1,551,331)	(980,697)	(768,457)
Comprehensive income (loss) attributable to non-controlling interests		11,724	(12,927)	(16,399)
TOTAL COMPREHENSIVE INCOME (LOSS)		(1,539,607)	(993,624)	(784,856)

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Actuarial gains or
				Currency	Cash flow	losses on defined	Shares based	Other	Total		Parent's	Non-
		Share	Treasury	translation	hedging	benefit plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2015		2,545,705	(178)	(1,193,871)	(151,340)	-	29,642	2,635,748	1,320,179	536,190	4,401,896	101,799	4,503,695
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	24	-	-	-	-	-	-	-	-	(219,274)	(219,274)	40,542	(178,732)
Other comprehensive income		-	-	(1,382,170)	60,830	(10,717)	-		(1,332,057)	-	(1,332,057)	(28,818)	(1,360,875)
Total comprehensive income		-	-	(1,382,170)	60,830	(10,717)	-	-	(1,332,057)	(219,274)	(1,551,331)	11,724	(1,539,607)
Transactions with shareholders
Increase (decrease) through transfers and other changes, equity	24-33	-	-	-	-	-	6,005	(1,069)	4,936	1,034	5,970	(32,510)	(26,540)
Total transactions with shareholders		-	-	-	-	-	6,005	(1,069)	4,936	1,034	5,970	(32,510)	(26,540)

Closing balance as of December 31, 2015		2,545,705	(178)	(2,576,041)	(90,510)	(10,717)	35,647	2,634,679	(6,942)	317,950	2,856,535	81,013	2,937,548

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
				Currency	Cash flow	Shares based	Other	Total		Parent's	Non-
		Share	Treasury	translation	hedging	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2014		2,389,384	(178)	(589,991)	(34,508)	21,011	2,657,800	2,054,312	795,303	5,238,821	87,638	5,326,459
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	24	-	-	-	-	-	-	-	(259,985)	(259,985)	32,814	(227,171)
Other comprehensive income		-	-	(603,880)	(116,832)	-	-	(720,712)	-	(720,712)	(45,741)	(766,453)
Total comprehensive income		-	-	(603,880)	(116,832)	-	-	(720,712)	(259,985)	(980,697)	(12,927)	(993,624)
Transactions with shareholders
Equity issuance	24-33	156,321	-	-	-	-	-	-	-	156,321	-	156,321
Increase (decrease) through transfers and other changes, equity	24-33	-	-	-	-	8,631	(22,052)	(13,421)	872	(12,549)	27,088	14,539
Total transactions with shareholders		156,321	-	-	-	8,631	(22,052)	(13,421)	872	143,772	27,088	170,860

Closing balance as of December 31, 2014		2,545,705	(178)	(1,193,871)	(151,340)	29,642	2,635,748	1,320,179	536,190	4,401,896	101,799	4,503,695

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
				Currency	Cash flow	Shares based	Other	Total		Parent's	Non-
		Share	Treasury	translation	hedging	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2013		1,501,018	(203)	3,574	(140,730)	5,574	2,666,682	2,535,100	1,076,136	5,112,051	108,634	5,220,685
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	24	-	-	-	-	-	-	-	(281,114)	(281,114)	17,295	(263,819)
Other comprehensive income		-	-	(593,565)	106,222	-	-	(487,343)	-	(487,343)	(33,694)	(521,037)
Total comprehensive income		-	-	(593,565)	106,222	-	-	(487,343)	(281,114)	(768,457)	(16,399)	(784,856)
Transactions with shareholders
Equity issuance	24-33	888,570	-	-	-	-	-	-	-	888,570	-	888,570
Dividends	24	(25)	25	-	-	-	-	-	-	-	-	-
Increase (decrease) through transfers and other changes, equity	24-33	(179)	-	-	-	15,437	(8,882)	6,555	281	6,657	(4,597)	2,060
Total transactions with shareholders		888,366	25	-	-	15,437	(8,882)	6,555	281	895,227	(4,597)	890,630

Closing balance as of December 31, 2013		2,389,384	(178)	(589,991)	(34,508)	21,011	2,657,800	2,054,312	795,303	5,238,821	87,638	5,326,459

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the periods ended
		December 31,
	Note	2015	2014	2013
		ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		11,372,397	13,367,838	13,406,275
Other cash receipts from operating activities		88,237	96,931	4,638
Payments for operating activities
Payments to suppliers for goods and services		(7,029,582)	(8,823,007)	(9,570,723)
Payments to and on behalf of employees		(2,165,184)	(2,433,652)	(2,405,315)
Other payments for operating activities		(351,177)	(528,214)	(31,215)
Interest received		43,374	11,589	11,310
Income taxes refunded (paid)		(57,963)	(108,389)	(83,033)
Other cash inflows (outflows)	6	(184,627)	(251,657)	76,761
Net cash flows from operating activities		1,715,475	1,331,439	1,408,698
Cash flows used in investing activities
Cash flows used to obtain control of subsidiaries or other businesses		-	518	(5,517)
Cash flows used in the purchase of non-controlling interest		-	-	(497)
Other cash receipts from sales of equity or debt instruments of other entities		519,460	524,370	270,485
Other payments to acquire equity or debt instruments of other entities		(704,115)	(474,656)	(440,801)
Amounts raised from sale of property, plant and equipment		57,117	564,266	225,196
Purchases of property, plant and equipment		(1,569,749)	(1,440,445)	(1,381,786)
Amounts raised from sale of intangible assets		91	-	-
Purchases of intangible assets		(52,449)	(55,759)	(43,484)
Payment from other long-term assets		-	-	22,144
Other cash inflows (outflows)	6	10,576	(17,399)	75,448
Net cash flow from (used in) investing activities		(1,739,069)	(899,105)	(1,278,812)
Cash flows from (used in) financing activities
Amounts raised from issuance of shares		-	156,321	888,949
Payments to acquire or redeem the shares of the entity		-	4,661	-
Amounts raised from long-term loans		1,791,484	1,042,820	2,043,518
Amounts raised from short-term loans		205,000	603,151	1,101,159
Loans repayments		(1,263,793)	(2,315,120)	(1,952,013)
Payments of finance lease liabilities		(342,614)	(394,131)	(423,105)
Dividends paid		(35,032)	(35,362)	(29,694)
Interest paid		(383,648)	(368,789)	(361,006)
Other cash inflows (outflows)	6	(99,757)	(13,777)	(62,013)
Net cash flows from (used in) financing activities		(128,360)	(1,320,226)	1,205,795
Net increase (decrease) in cash and cash equivalents before effect of exchanges rate change		(151,954)	(887,892)	1,335,681
Effects of variation in the exchange rate on cash and cash equivalents		(83,945)	(107,615)	(1,041)
Net increase (decrease) in cash and cash equivalents		(235,899)	(995,507)	1,334,640
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6	989,396	1,984,903	650,263
CASH AND CASH EQUIVALENTS AT END OF PERIOD	6	753,497	989,396	1,984,903

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the “Company”) is a public company registered with the Chilean Superintendency of Securities and Insurance (SVS), under No.306, whose shares are quoted in Chile on the Stock Brokers - Stock Exchange (Valparaíso) - the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted in the United States of America on the New York Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (“ADRs”) and in Brazil BM & FBOVESPA S.A. – Stock Exchange, Mercadorias e Futuros, in the form of Brazilian Depositary Receipts (“BDRs”).

Its principal business is passenger and cargo air transportation, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil and in a developed series of regional and international routes in America, Europe and Oceania. These businesses are performed directly or through its subsidiaries in different countries. In addition, the Company has subsidiaries operating in the freight business in Mexico, Brazil and Colombia.

The Company is located in Santiago, Chile, at Avenida Américo Vespucio Sur No. 901, commune of Renca.

Corporate Governance practices of the Company are set in accordance with Securities Market Law the Corporations Law and its regulations, and the regulations of the SVS and the laws and regulations of the United States of America and the U.S. Securities and Exchange Commission (“SEC”) of that country, with respect to the issuance of ADRs, and the Federal Republic of Brazil and the Comissão de Valores Mobiliarios (“CVM”) of that country, as it pertains to the issuance of BDRs.

The Board of the Company is composed of nine members who are elected every two years by the ordinary shareholders' meeting. The Board meets in regular monthly sessions and in extraordinary sessions as the corporate needs demand. Of the nine board members, three form part of its Directors’ Committee which fulfills both the role foreseen in the Corporations Law and the functions of the Audit Committee required by the Sarbanes Oxley Law of the United States of America and the respective regulations of the SEC.

The majority shareholder of the Company is the Cueto Group, which through Costa Verde Aeronáutica S.A., Costa Verde Aeronáutica SpA, Inversiones Nueva Costa Verde Aeronáutica Limitada, Inversiones Priesca Dos y Cía. Ltda., Inversiones Caravia Dos y Cía. Ltda., Inversiones El Fano Dos y Cía. Ltda., Inversiones La Espasa Dos S.A., Inversiones Puerto Claro Dos Limitada, Inversiones La Espasa Dos y Cía. Ltda., Inversiones Puerto Claro Dos y Cía. Limitada and Inversiones Mineras del Cantábrico S.A. owns 25.00% of the shares issued by the Company, and therefore is the controlling shareholder of the Company in accordance with the provisions of the letter b) of Article 97 and Article 99 of the Securities Market Law, given that there is a decisive influence on its administration.

1

As of December 31, 2015, the Company had a total of 1,563 registered shareholders. At that date approximately 3.91 % of the Company’s share capital was in the form of ADRs and approximately 0.44% in the form of BDRs.

For the period ended December 31, 2015, the Company had an average of 51,466 employees, ending this period with a total of 50,413 employees, spread over 9,118 Administrative employees, 5,990 in Maintenance, 16,878 in Operations, 9,383 in Cabin Crew, 4,022 in Controls Crew, and 5,022 in Sales.

2

The main subsidiaries included in these consolidated financial statements are as follows:

a)	Participation rate

				As December 31, 2015			As December 31, 2014			As December 31, 2013
		Country	Functional
Tax No.	Company	of origin	Currency	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%	%	%	%
96.518.860-6	Lantours Division Servicios Terrestres S.A. and Subsidary	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	99.0100	0.9900	100.0000	99.0100	0.9900	100.0000	99.0100	0.9900	100.0000
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Lan Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000
Foreign	Lan Chile Investments Limited and Subsidiary	Cayman Insland	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	99.8939	0.0041	99.8980	99.8939	0.0041	99.8980
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidary	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Aircraft International Leasing Limited	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.410-9	Ladeco Cargo S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidary	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	CLP	99.7100	0.2900	100.0000	99.7100	0.0000	99.7100	99.7100	0.2900	100.0000
59.068.920-3	Technical Trainning LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000	0.0000	0.0000	0.0000
Foreign	TAM S.A. and Subsidiaries (*)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000

(*)	The indirect participation percentage over TAM S.A. and Subsidiaries comes from Holdco I S.A., entity for which LATAM Airlines Group S.A. holds a 99.9983% participation on the economic rights. Additionally LATAM Airlines Group S.A. owns 226 voting shares of Holdco I S.A., equivalent to 19.42% of total voting shares of that company.

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b)	Statement of financial position

		Statement of financial position									Net Income
											For the periods ended
		As of December 31, 2015			As of December 31, 2014			As of December 31, 2013			December 31,
											2015	2014	2013
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Assets	Liabilities	Equity		Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
96.518.860-6	Lantours Division Servicios Terrestres S.A. and Subsidary	5,613	5,522	91	3,229	2,289	940	2,722	2,210	512	2,341	2,078	787
96.763.900-1	Inmobiliaria Aeronáutica S.A.	39,302	14,832	24,470	39,920	16,854	23,066	38,553	12,124	26,429	1,404	(717)	1,231
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	519,588	1,049,232	(521,907)	640,020	1,065,157	(426,016)	641,589	901,851	(246,521)	(35,187)	(114,511)	(104,966)
Foreign	Lan Perú S.A.	255,691	240,938	14,753	239,470	228,395	11,075	263,516	252,109	11,407	5,068	1,058	3,755
Foreign	Lan Chile Investments Limited and Subsidiary (*)	2,015	13	2,002	2,015	-	2,015	4,419	5,248	(829)	(13)	2,844	(1)
93.383.000-4	Lan Cargo S.A.	483,033	217,037	265,966	575,979	234,772	341,207	772,640	413,527	359,113	(74,408)	(17,905)	3,685
Foreign	Connecta Corporation	37,070	38,298	(1,228)	27,431	28,853	(1,422)	9	2,171	(2,162)	194	740	(356)
Foreign	Prime Airport Services Inc. and Subsidar	6,683	11,180	(4,497)	18,120	22,897	(4,777)	13,528	18,412	(4,884)	279	107	78
96.951.280-7	Transporte Aéreo S.A.	331,117	122,666	208,451	367,570	147,278	220,292	359,693	120,399	239,294	5,878	(19,001)	(4,129)
96.634.020-7	Ediciones ladeco América S.A.	-	-	-	-	484	(484)	-	560	(560)	-	-	-
Foreign	Aircraft International Leasing Limited	-	4	(4)	-	-	-	-	2,805	(2,805)	(4)	2,805	(5)
96.631.520-2	Fast Air Almacenes de Carga S.A.	8,985	4,641	4,344	9,601	3,912	5,689	10,675	3,684	6,991	1,811	893	1,802
96.631.410-9	Ladeco Cargo S.A.	297	13	284	346	13	333	381	13	368	(1)	16	(2)
Foreign	Laser Cargo S.R.L.	27	39	(12)	41	138	(97)	52	201	(149)	69	12	(34)
Foreign	Lan Cargo Overseas Limited and Subsidiaries (*)	62,406	43,759	15,563	60,634	46,686	12,218	354,250	256,109	96,817	3,344	(84,603)	111,043
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidar	54,179	68,220	(12,601)	45,589	59,768	(12,711)	39,419	48,630	(9,937)	113	(4,276)	(1,246)
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (*)	16,512	14,676	1,828	16,035	14,746	1,272	15,362	8,933	6,421	2,772	(4,473)	517
59.068.920-3	Technical Trainning LATAM S.A.	1,527	266	1,261	1,660	263	1,397	-	-	-	(72)	-	-
Foreign	TAM S.A. and Subsidiaries (*) (**)	4,711,316	4,199,223	437,953	6,817,698	5,809,529	912,634	8,695,458	7,983,671	617,035	(183,912)	171,655	(458,475)

(*)	The Equity reported corresponds to Equity attributable to owners of the parent, does not include Non-controlling interest.

(**)	During 2014 LATAM Airlines Group S.A. made a capital increase in TAM S.A. for the total amount of ThUS$ 250,000.

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Additionally, we have proceeded to consolidate the following special purpose entities: 1) JOL (Japanese Operating Lease) created in order to finance the purchase of certain aircraft; 2) Chercán Leasing Limited created to finance the pre-delivery payments on aircraft; 3) Guanay Finance Limited created to issue a bond collateralized with future credit card receivables; 4) Private investment funds and 5) Avoceta Leasing Limited created to finance the pre-delivery payments on aircraft. These companies have been consolidated as required by IFRS 10.

All the entities controlled have been included in the consolidation.

Changes in the scope of consolidation between January 1, 2014 and December 31, 2015, are detailed below:

(1)	Incorporation or acquisition of companies

-	Lan Pax Group S.A., a subisidiary of Latam Airlines Group S. A., was the direct owner of 55% of Aerolane Líneas Aéreas Nacionales del Ecuador S.A.. During 2014, Lan Pax Group S.A. obtained 100% of the economic rights in Aerolane, through its participation in the company Holdco Ecuador S.A., who is the owner of the 45% remaining of Aerolane. By this Lan Pax Group S.A. is the owner of 20% of shares with voting rights and is owner of 100% with the economic rights of Holdco Ecuador S.A.. As Latam Airlines Group S. A. was controlled Aerolane Líneas Aéreas Nacionales del Ecuador S.A. through Lan Pax Group S.A. for accounting purposes, this transaction was recorded as a transaction with non-controlling interests.

-	In November 2014, LATAM Airlines Group S.A. acquires the remaining 50% shares of Lufthansa Lan Technical Training S.A. becoming in subsidiary. Subsequently it changed the business name to Technical Training LATAM S.A.

(2)	Dissolution of companies

-	In December 2014, the Company Ediciones Ladeco América S.A. subsidiary of Lan Cargo S.A. was dissolved.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

The consolidated financial statements of LATAM Airlines Group S.A. are for the period ended December 31, 2015, and have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) incorporated therein and with the interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC).

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As explained in notes 2.17 and 17, on September 29, 2014 Law No. 20,780 was issued, which introduces modifications to the income tax system in Chile and other tax matters. On October 17, 2014 the Chilean Superintendence of Securities and Insurance (the “SVS”) issued Circular No. 856, which established that the effects of the change in the income tax rates on deferred tax assets and liabilities must be recognized directly within “Retained earnings” instead of the income statement as required by IAS 12.

In order to comply with IAS 12, these financial statements are different to those presented to the SVS as the aforementioned effect has been recognized within the income statement. A reconciliation of such differences in presented as follows:

As of December 31, 2014
	Consolidated	Consolidated
	Financial	Financial
	Statements	Statements
	for SEC	for SVS	Difference
	ThUS$	ThUS$	ThUS$
Total Equity
Parent's ownership
Retained earnings
Net Income (Loss) for the period	(259,985)	(109,790)	(150,195)
Retained earnings for the last period	796,175	645,980	150,195
Total Retained earnings	536,190	536,190	-
Non-controlling
Retained earnings
Net Income (Loss) for the period	32,814	32,829	(15)
Retained earnings for the last period	17,099	17,084	15
Total Retained earnings	49,913	49,913	-

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The consolidated financial statements are prepared in accordance with what is described above because it requires the use of a certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

In order to facilitate the comparison, there have been some minor reclassifications to the consolidated financial statements corresponding to the previous year.

(a)	Accounting pronouncements with implementation effective from January 1, 2015:

(i) Standards and amendments	Date of issue	Mandatory Application: Annual periods beginning on or after

Amendment to IAS 19: Employee Benefits	November 2013	07/01/2014

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(ii) Improvements	Date of issue	Mandatory Application: Annual periods beginning on or after

Improvements to the International Financial Reporting Standards (2012): IFRS 2: Share-based Payment; IFRS 3: Business Combinations Therefore, IFRS 9, IAS 37, and IAS 39 are also modified; IFRS 8: Operating Segments, IFRS 13: Fair Value Measurement, IFRS 9 and IAS 39 were consequently changed; IAS 16: Property, Plant and Equipment, and IAS 38: Intangible Assets; and IAS 24: Related Party Disclosures.	December 2013	07/01/2014

Improvements to the International Financial Reporting Standards (2013): IFRS 1: First-time Adoption of International Financial Reporting Standards; IFRS 3: Business Combinations; IFRS 13: Fair Value Measurement; and IAS 40: Investment Property.	December 2013	07/01/2014

The application of standards, amendments, interpretations and improvements had no material impact on the consolidated financial statements of the Company.

(b)	Accounting pronouncements not yet in force for financial years beginning on January 1, 2015 and which has not been effected early adoption

(i) Standards and amendments	Date of issue	Mandatory Application: Annual periods beginning on or after

IFRS 9: Financial instruments.	December 2009	01/01/2018

IFRS 15: Revenue from contracts with customers.	May 2014	01/01/2017

Amendment to IFRS 9: Financial instruments.	November 2013	01/01/2018

Amendment to IFRS 11: Joint arrangements.	May 2014	01/01/2016

Amendment to IAS 16: Property, plant and equipment, and IAS 38: Intangible assets.	May 2014	01/01/2016

Amendment to IAS 27: Separate financial statements.	August 2014	01/01/2016

Amendment to IFRS 10: Consolidated financial statements and IAS 28 Investments in associates and joint ventures.	September 2014	To be determined

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(i) Standards and amendments	Date of issue	Mandatory Application: Annual periods beginning on or after

Amendment IAS 1: Presentation of Financial Statements	December 2014	01/01/2016

Amendment to IFRS 10: Consolidated financial statements, IFRS 12: Disclosure of Interests in other entities and IAS 28: Investments in associates and joint ventures.	December 2014	01/01/2016

(ii) Improvements

Improvements to International Financial Reporting Standards (2012-2014 cycle): IFRS 5 Non-current assets held for sale and discontinued operations; IFRS 7 Financial instruments: Disclosures; IAS 19 Employee benefits and IAS 34 Interim financial reporting.	September 2014	01/01/2016

The Company’s management believes that the adoption of the standards, amendments and interpretations described above but not yet effective would not have had a significant impact on the Company’s consolidated financial statements in the year of their first application, except for IFRS 15 it is still under evaluation.

On January 2016 was issued the International Financial Reporting Standard 16 Leases (IFRS 16) which sets out the principles for the recognition, measurement, presentation and disclosure of leases agreements by the lessor and the lessee. This standard is effective for annual periods beginning on or after 1 January 2019. Earlier application is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers.

The IFRS 16 Leases add important changes in the accounting for lessees by introducing a similar treatment to financial leases for all operating leases with a term of more than 12 months. This mean, in general terms, that an asset should be recognized for the right to use the underlying leased assets and a liability representing its present value of payments associate to the agreement. Monthly leases payments will be replace by the asset depreciation and a financial cost in the income statement. LATAM Airlines Group S.A. and subsidiaries are still assessing this standard to determinate the effect on their Financial Statements, covenants and other financial indicators.

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2.2.	Basis of Consolidation

(a)	Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and flows are incorporated from the date of acquisition.

Inter-company transactions, balances and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information to be revealed when carrying out a business combination, such as the acquisition of an entity by the Company, shall apply the acquisition method provided for in IFRS 3: Business combination.

(b)	Transactions with non-controlling interests

The Company applies the policy of considering transactions with non-controlling interests, when not related to loss of control, as equity transactions without an effect on income.

(c)	Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes assets and liabilities of the subsidiary, the non-controlling and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement in Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the sold subsidiary, and does not represent control, this is recognized at fair value on the date that control is lost, the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly from the assets and related liabilities, which can cause these amounts are reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

(d)	Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

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2.3.	Foreign currency transactions

(a)	Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)	Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c)	Group entities

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency other than the presentation currency are translated to the presentation currency as follows:

(i)          Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)         The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii)         All the resultant exchange differences by conversion are shown as a separate component in Other comprehensive income.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

Adjustments to the Goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate or period informed.

2.4.	Property, plant and equipment

The land of LATAM Airlines Group S.A. and Subsidiaries is recognized at cost less any accumulated impairment loss. The rest of the Property, plant and equipment are registered, initially and subsequently, at historic cost less the corresponding depreciation and any impairment loss.

The amounts of advance payments to aircraft manufacturers are capitalized by the Company under Construction in progress until receipt of the aircraft.

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Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or shown as a separate asset only when it is probable that the future economic benefits associated with the elements of Property, plant and equipment are going to flow to the Company and the cost of the element can be determined reliably. The value of the component replaced is written off in the books at the time of replacement. The rest of the repairs and maintenance are charged to the results of the year in which they are incurred.

Depreciation of Property, plant and equipment is calculated using the straight-line method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown.

The residual value and useful life of assets are reviewed, and adjusted if necessary, once per year.

When the carrying amount of an asset is higher than its estimated recoverable amount, its value is reduced immediately to its recoverable amount (Note 2.8).

Losses and gains on the sale of Property, plant and equipment are calculated by comparing the compensation with the book value and are included in the consolidated statement of income.

2.5.	Intangible assets other than goodwill

(a)	Brands, Airport slots and Loyalty program

Brands, Airport slots and Coalition and Loyalty program are intangible assets of indefinite useful life and are subject to impairment tests annually as an integral part of each CGU, in accordance with the premises that are applicable, included as follows:

Airport slots – Air transport CGU

Loyalty program – Coalition and loyalty program Multiplus CGU

Brand – Air transport CGU

(See Note 15)

The airport slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft at a specific airport, within a specified period.

The Loyalty program corresponds to the system of accumulation and redemption of points that has developed Multiplus S.A., subsidiary of TAM S.A.

The Brands, airport Slots and Loyalty program were recognized in fair values determined in accordance with IFRS 3, as a consequence of the business combination with TAM and Subsidiaries.

(b)	Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has been defined useful lives between 3 and 10 years.

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Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and others costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets others than Goodwill when they have met all the criteria for capitalization.

2.6.	Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary or associate on the acquisition date. Goodwill related to acquisition of subsidiaries is not amortized but tested for impairment annually. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

2.7.	Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated income statement when they are accrued.

2.8.	Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life, and developing IT projects, are not subject to amortization and are subject to annual testing for impairment. Assets subject to amortization are subjected to impairment tests whenever any event or change in circumstances indicates that the book value of the assets may not be recoverable. An impairment loss is recorded when the book value is greater than the recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. In evaluating the impairment, the assets are grouped at the lowest level for which cash flows are separately identifiable (CGUs). Non-financial assets other than goodwill that have suffered an impairment loss are reviewed if there are indicators of reverse losses at each reporting date.

2.9.	Financial assets

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit and loss and loans and receivables. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at the time of initial recognition, which occurs on the date of transaction.

(a)	Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss are financial instruments held for trading and those which have been designated at fair value through profit or loss in their initial classification. A financial asset is classified in this category if acquired mainly for the purpose of being sold in the near future or when these assets are managed and measured using fair value. Derivatives are also classified as held for trading unless they are designated as hedges. The financial assets in this category and have been designated initial recognition through profit or loss, are classified as Cash and cash equivalents and Other current financial assets and those designated as instruments held for trading are classified as Other current and non-current financial assets.

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(b)	Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments not traded on an active market. These items are classified in current assets except for those with maturity over 12 months from the date of the consolidated statement of financial position, which are classified as non-current assets. Loans and receivables are included in trade and other accounts receivable in the consolidated statement of financial position (Note 2.12).

The regular purchases and sales of financial assets are recognized on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or losses are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

The financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest rate method.

At the date of each consolidated statement of financial position, the Company assesses if there is objective evidence that a financial asset or group of financial assets may have suffered an impairment loss.

2.10.	Derivative financial instruments and hedging activities

Derivatives are booked initially at fair value on the date the derivative contracts are signed and later they continue to be valued at their fair value. The method for booking the resultant loss or gain depends on whether the derivative has been designated as a hedging instrument and if so, the nature of the item hedged. The Company designates certain derivatives as:

(a)	Hedge of the fair value of recognized assets (fair value hedge);

(b)	Hedge of an identified risk associated with a recognized liability or an expected highly- Probable transaction (cash-flow hedge), or

(c)	Derivatives that do not qualify for hedge accounting.

The Company documents, at the inception of each transaction, the relationship between the hedging instrument and the hedged item, as well as its objectives for managing risk and the strategy for carrying out various hedging transactions. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as Other financial assets or liabilities.

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(a)	Fair value hedges

Changes in the fair value of designated derivatives that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under Other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss.

In case of variable interest-rate hedges, the amounts recognized in the statement of Other comprehensive income are reclassified to results within financial costs at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in the statement of Other comprehensive income are reclassified to results under the line item Cost of sales to the extent that the fuel subject to the hedge is used.

For foreign currency hedges, the amounts recognized in the statement of Other comprehensive income are reclassified to income as deferred revenue resulting from the use of points, are recognized as Income.

When hedging instruments mature or are sold or when they do not meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of Other comprehensive income until that moment remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income as “Other gains (losses)”.

(c)	Derivatives not booked as a hedge

The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

2.11.	Inventories

Inventories, detailed in Note 10, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

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2.12.	Trade and other accounts receivable

Trade accounts receivable are shown initially at their fair value and later at their amortized cost in accordance with the effective interest rate method, less the allowance for impairment losses. An allowance for impairment loss of trade accounts receivable is made when there is objective evidence that the Company will not be able to recover all the amounts due according to the original terms of the accounts receivable.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor is entering bankruptcy or financial reorganization and the default or delay in making payments are considered indicators that the receivable has been impaired. The amount of the provision is the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate. The book value of the asset is reduced by the amount of the allowance and the loss is shown in the consolidated statement of income in Cost of sales. When an account receivable is written off, it is charged to the allowance account for accounts receivable.

2.13.	Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments.

2.14.	Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.15.	Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

2.16.	Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement| costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

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2.17.	Current and deferred taxes

The expense by current tax is comprised of income and deferred taxes.

The charge for current tax is calculated based on tax laws in force on the date of statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are calculated using the liability method, on the temporary differences arising between the tax bases of assets and liabilities and their book values. However, if the temporary differences arise from the initial recognition of a liability or an asset in a transaction different from a business combination that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the consolidated financial statements close, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences.

The tax (current and deferred) is recognized in income by function, unless it relates to an item recognized in Other comprehensive income, directly in equity or from business combination. In that case the tax is also recognized in Other comprehensive income, directly in income by function or goodwill, respectively.

2.18.	Employee benefits

(a)	Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b)	Share-based compensation

The compensation plans implemented by the granting of options for the subscription and payment of shares are shown in the consolidated financial statements in accordance with IFRS 2: Share based payments, showing the effect of the fair value of the options granted as a charge to remuneration on a straight-line basis between the date of granting such options and the date on which these become vested.

(c)	Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the projected unit credit method, and taking into account estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

16

(d)	Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

2.19.	Provisions

Provisions are recognized when:

(i)	The Company has a present legal or implicit obligation as a result of past events;

(ii)	It is probable that payment is going to be necessary to settle an obligation; and

(iii)	The amount has been reliably estimated.

2.20.	Revenue recognition

Revenues include the fair value of the proceeds received or to be received on sales of goods and rendering services in the ordinary course of the Company’s business. Revenues are shown net of refunds, rebates and discounts.

(a)	Rendering of services

(i)	Passenger and cargo transport

The Company shows revenue from the transportation of passengers and cargo once the service has been provided.

Consistent with the foregoing, the Company presents the deferred revenues, generated by anticipated sale of flight tickets and freight services, in heading Other non - financial liabilities in the Statement of Financial Position.

(ii)	Frequent flyer program

The Company currently has a frequent flyer programs, whose objective is customer loyalty through the delivery of kilometers or points fly whenever the programs holders make certain flights, use the services of entities registered with the program or make purchases with an associated credit card. The kilometers or points earned can be exchanged for flight tickets or other services of associated entities.

The consolidated financial statements include liabilities for this concept (deferred income), according to the estimate of the valuation established for the kilometers or points accumulated pending use at that date, in accordance with IFRIC 13: Customer loyalty programs.

17

(iii)	Other revenues

The Company records revenues for other services when these have been provided.

(b)	Interest income

Interest income is booked using the effective interest rate method.

(c)	Dividend income

Dividend income is booked when the right to receive the payment is established.

2.21.	Leases

(a)	When the Company is the lessee – financial lease

The Company leases certain Property, plant and equipment in which it has substantially all the risk and benefits deriving from the ownership; they are therefore classified as financial leases. Financial leases are initially recorded at the lower of the fair value of the asset leased and the present value of the minimum lease payments.

Every lease payment is separated between the liability component and the financial expenses so as to obtain a constant interest rate over the outstanding amount of the debt. The corresponding leasing obligations, net of financial charges, are included in Other financial liabilities. The element of interest in the financial cost is charged to the consolidated statement of income over the lease period so that it produces a constant periodic rate of interest on the remaining balance of the liability for each year. The asset acquired under a financial lease is depreciated over its useful life and is included in Property, plant and equipment.

(b)	When the Company is the lessee – operating lease

Leases, in which the lessor retains an important part of the risks and benefits deriving from ownership, are classified as operating leases. Payments with respect to operating leases (net of any incentive received from the lessor) are charged in the consolidated statement of income on a straight-line basis over the term of the lease.

2.22.	Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.23.	Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

18

In case of own aircraft or under financial leases, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft under operating leases, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Additionally, some leases establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with the maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed, once made, the recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.24.	Environmental costs

Disbursements related to environmental protection are charged to results when incurred.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The program overall risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a)	Market risk

Due to the nature of its operations, the Company is exposed to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk, and (iii) interest -rate risk

The Company has developed policies and procedures for managing market risk, which aim to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For this, the Administration monitors the evolution of price levels and rates, and quantifies their risk exposures (Value at Risk), and develops and implements hedging strategies.

(i)	Fuel-price risk:

Exposition:

For the execution of its operations the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

19

Mitigation:

To cover the risk exposure fuel, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, being possible use West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and are highly liquid.

Fuel Hedging Results:

During the period ended at December 31, 2015, the Company recognized losses of US$ 239.4 million on fuel derivative. During the same period of 2014, the Company recognized losses of US$ 108.7 million for the same reason.

At December 31, 2015, the market value of its fuel positions amounted to US$ 56.4 million (negative). At December 31, 2014, this market value was US$ 157.2 million (negative).

The following tables show the level of hedge for different periods:

Positions as of December 31, 2015 (*)	Maturities
	Q116	Q216	Q316	Q416	Total

Percentage of the hedge of expected consumption value	63%	27%	27%	11%	32%

(*) The volume shown in the table considers all the hedging instruments (swaps and options).

Positions as of December 31, 2014 (*)	Maturities
	Q115	Q215	Q315	Q415	Total

Percentage of the hedge of expected consumption value	30%	15%	30%	20%	24%

(*) The volume shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions they are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of the last quarter of 2016.

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The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the BRENT and JET crude futures benchmark price at the end of December, 2015 and the end of December, 2014.

	Positions as of December 31, 2015	Positions as of December 31, 2014
Benchmark price	effect on equity	effect on equity
(US$ per barrel)	(millions of US$)	(millions of US$)

+5	+5.41	+24.90
-5	-2.78	-25.06

Given the fuel hedge structure during the year 2015, which considers a hedge-free portion, a vertical fall by 5 dollars in the BRENT and JET benchmark price (the monthly daily average), would have meant an impact of approximately US$ 125.61 million in the cost of total fuel consumption for the same period. For the first half of 2015, a vertical rise by 5 dollars in the BRENT and JET benchmark price (the monthly daily average) would have meant an impact of approximately US$ 116.83 million of increased fuel costs.

(ii)	Foreign exchange rate risk:

Exposition:

The functional and presentation currency of the Financial Statements of the Parent Company is the United States dollar, so the risk of Transactional exchange rate and Conversion arises mainly from its own operating activities of the business, strategic and accounting of the Company are denominated in a different currency than the functional currency.

LATAM Subsidiaries are also exposed to currency risk that impacts the consolidated results of the Company.

Most currency exposure of LATAM comes from the concentration of business in Brazil, which are mostly denominated in Brazilian Real (BRL), being actively managed by the company.

Additionally, the company manages the economic exposure to operating revenues in Euro (EUR) and Pound Sterling (GBP).

In lower concentrations the Company is therefore exposed to fluctuations in others currencies, such as: Chilean peso, Argentine peso, Paraguayan guaraní, Mexican peso, Peruvian sol, Colombian peso, Australian dollar and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting derivative instruments or through natural hedges or execution of internal operations.

21

FX Hedging Results:

With the aim of reducing exposure to exchange rate risk on operating cash flows in 2015 and 2016, and secure the operating margin, LATAM and TAM conduct hedging through FX derivatives.

At December 31, 2015, the market value of its FX positions amounted to US$ 8.0 million (positive). At end of December 2014 the market value was of US$ 0.1 million (negative).

During the period ended at December 31, 2015 the Company recognized gains of US$ 19.0 million on hedging FX. During the same period of 2014 the Company recognized gains of US$ 3.8 million on hedging FX.

At end of December 2015, the Company has contracted FX derivatives for US$ 270 million to BRL, US$ 30 million to EUR and US$ 15 million to GBP. At end of December 2014, the Company had contracted derivatives for US$ 100 million to BRL, while for EUR and GBP there were no current positions.

Sensitivity analysis:

A depreciation of exchange rate R$/ US$, US$/EUR and US$/GBP affects negatively the Company for a rise of its costs in US$, however, it also affects positively the value of contracted derivate positions.

The FX derivatives are registered for as hedges of cash flow, therefore, a variation in the exchange rate has an impact on the market value of derivatives, whose changes impact on the Company’s net equity.

The following table presents the sensitivity of derivative FX Forward instruments agrees with reasonable changes to exchange rate and its effect on equity. The projection term was defined until the end of the last current contract hedge, being the last business day of the second quarter of 2016:

Appreciation (depreciation)*	Effect at December 31, 2015	Effect at December 31, 2014
of R$/US$ / US$/EUR / US$/GBP	Millions of US$	Millions of US$

-10%	-21.28	-9.98
+10%	+16.71	+9.98

In the case of TAM S.A, which operates with the Brazilian Real as its functional currency, a large proportion of the company’s assets liabilities are expressed in United States Dollars. Therefore, this subsidiary’s profit and loss varies when its financial assets and liabilities, and its accounts receivable listed in dollars are converted to Brazilian Reals. This impact on profit and loss is consolidated in the Company.

In order to reduce the volatility on the financial statements of the Company caused by rises and falls in the R$/US$ exchange rate, the Company has conducted transactions for to reduce the net US$ liabilities held by TAM S.A.

22

The following table shows the variation of financial performance to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation)*	Effect at December 31, 2015	Effect at December 31, 2014
of R$/US$	Millons of US$	Millons of US$

-10%	+67.6	+69.8
+10%	-67.6	-69.8

(*) Appreciation (depreciation) of US$

Effects of exchange rate derivatives in the Financial Statements

The profit or losses caused by changes in the fair value of hedging instruments are segregated between intrinsic value and temporary value. The intrinsic value is the actual percentage of cash flow covered, initially shown in equity and later transferred to income, while the hedge transaction is recorded in income. The temporary value corresponds to the ineffective portion of cash flow hedge which is recognized in the financial results of the Company (Note 18).

Due to the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries. The Goodwill generated in the Business combination is recognized as an asset of TAM S.A. and Subsidiaries in Brazilian real whose conversion to U.S. dollar also produces effects in Other comprehensive income.

The following table shows the change in Other comprehensive income recognized in Total equity in the case of appreciate or depreciate 10% the exchange rate R$/US$:

Appreciation (depreciation)	Effect at December 31, 2015	Effect at December 31, 2014
of R$/US$	Millions of US$	Millions of US$

-10%	+296.41	+464.01
+10%	-242.52	-379.69

(iii) Interest -rate risk:

Exposition:

The Company is exposed to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) and other interest rates of less relevance are Brazilian Interbank Deposit Certificate ("ILC"), and the Interest Rate Term of Brazil ("TJLP").

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Mitigation:

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts. Currently a 71% (69% at December 31, 2014) of the debt is fixed to fluctuations in interest rate.

Rate Hedging Results:

At December 31, 2015, the market value of the positions of interest rate derivatives amounted to US$ 39.8 million (negative). At end of December 2014 this market value was US$ 60.7 million (negative).

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions.

Increase (decrease)	Positions as of December 31, 2015	Positions as of December 31, 2014
futures curve	effect on profit or loss before tax	effect on profit or loss before tax
in libor 3 months	(millions of US$)	(millions of US$)

+100 basis points	-26.7	-27.53
-100 basis points	+26.7	+27.53

Much of the current rate derivatives are registered for as hedges of cash flow, therefore, a variation in the exchange rate has an impact on the market value of derivatives, whose changes impact on the Company’s net equity.

The calculations were made increasing (decreasing) vertically 100 basis points of the three-month Libor futures curve, being both reasonably possible scenarios according to historical market conditions.

Increase (decrease)	Positions as of December 31, 2015	Positions as of December 31, 2014
futures curve	effect on equity	effect on equity
in libor 3 months	(millions of US$)	(millions of US$)

+100 basis points	+8.71	+15.33
-100 basis points	-9.02	-15.95

The assumptions of sensitivity calculation must assume that forward curves of interest rates do not necessarily reflect the real value of the compensation flows. Moreover, the structure of interest rates is dynamic over time.

During the periods presented, the Company has no registered amounts by ineffectiveness in consolidated statement of income for this kind of hedging.

24

(b)	Credit risk

Credit risk occurs when the counterparty to a financial agreement or instrument fails to discharge an obligation due or financial instrument, leading to a loss in market value of a financial instrument (only financial assets, not liabilities).

The Company is exposed to credit risk due to its operative and financial activities, including deposits with banks and financial institutions, investments in other kinds of instruments, exchange-rate transactions and the contracting of derivative instruments or options.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities in Brazil with travel agents).

As a way to mitigate credit risk related to financial activities, the Company requires that the counterparty to the financial activities remain at least investment grade by major Risk Assessment Agencies. Additionally the company has established maximum limits for investments which are monitored regularly.

(i)	Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as Cash and cash equivalents and Other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)	Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association, international (“IATA”) organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, they are excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

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One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities. Currently the sales invoicing of TAM Linhas Aéreas S.A. related with travel agents and cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aéreas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents).The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)	Liquidity risk

Liquidity risk represents the risk that the Company has no sufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operation, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, plus the financing needs, the Company requires liquid funds, defined as cash and cash equivalents plus other short term financial assets, to meet its payment obligations.

The liquid funds, the future cash generation and the capacity to obtain additional funding, through bond issuance and banking loans, will allow the Company to obtain sufficient alternatives to face its investment and financing future commitments.

The liquid funds balance as of December 31, 2015 is US$ 1,361 million, invested in short term instruments through financial high credit rating levels entities.

In addition to the liquid funds, the Company has access to short term credit line. As of December 31, 2015, LATAM has working capital credit lines with multiple banks and additionally has a US$130 million undrawn committed credit line.

26

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2015

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	100,253	-	-	-	-	100,253	100,000	At Expiration	1.00	1.00
97.036.000-K	SANTANDER	Chile	US$	100,363	-	-	-	-	100,363	100,000	At Expiration	1.44	1.44
97.030.000-7	ESTADO	Chile	US$	55,172	-	-	-	-	55,172	55,000	At Expiration	1.05	1.05
97.004.000-5	BANCO DE CHILE	Chile	US$	50,059	-	-	-	-	50,059	50,000	At Expiration	1.42	1.42
97.003.000-K	BANCO DO BRASIL	Chile	US$	70,133	-	-	-	-	70,133	70,000	At Expiration	1.18	1.18
97.951.000-4	HSBC	Chile	US$	12,020	-	-	-	-	12,020	12,000	At Expiration	0.66	0.66
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	19,873	58,407	112,252	35,953	-	226,485	211,135	Quarterly	4.18	4.18
0-E	BANCO BLADEX	U.S.A.	US$	-	9,702	30,526	15,514	-	55,742	50,000	Semiannual	4.58	4.58
0-E	DVB BANK SE	U.S.A.	US$	146	430	154,061	-	-	154,637	153,514	Quarterly	1.67	1.67
97.036.000-K	SANTANDER	Chile	US$	1,053	-	226,712	-	-	227,765	226,712	Quarterly	2.24	2.24
Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	US$	-	36,250	72,500	554,375	-	663,125	500,000	At Expiration	7.77	7.25
Guaranteed obligations
0-E	CREDIT AGRICOLE	Francia	US$	31,813	92,167	210,541	55,381	12,677	402,579	389,027	Quarterly	1.83	1.66
0-E	BNP PARIBAS	U.S.A.	US$	9,899	29,975	82,094	83,427	148,904	354,299	319,397	Quarterly	2.29	2.22
0-E	WELLS FARGO	U.S.A.	US$	35,636	106,990	285,967	286,959	554,616	1,270,168	1,180,751	Quarterly	2.27	1.57
0-E	WILMINGTON TRUST	U.S.A.	US$	6,110	69,232	135,334	133,363	539,019	883,058	675,696	Quarterly	4.25	4.25
0-E	CITIBANK	U.S.A.	US$	19,478	58,741	158,957	162,459	266,273	665,908	617,002	Quarterly	2.40	1.64
97.036.000-K	SANTANDER	Chile	US$	5,585	16,848	45,653	46,740	50,124	164,950	159,669	Quarterly	1.47	0.93
0-E	BTMU	U.S.A.	US$	2,992	9,035	24,541	25,214	39,930	101,712	96,954	Quarterly	1.82	1.22
0-E	APPLE BANK	U.S.A.	US$	1,471	4,445	12,079	12,431	20,099	50,525	48,142	Quarterly	1.72	1.12
0-E	US BANK	U.S.A.	US$	18,643	55,824	147,994	146,709	303,600	672,770	591,039	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	5,923	17,881	39,185	30,729	63,268	156,986	136,698	Quarterly	3.40	3.40
0-E	NATIXIS	France	US$	13,740	41,730	115,026	100,617	249,194	520,307	469,423	Quarterly	2.08	2.05
0-E	HSBC	U.S.A.	US$	1,590	4,790	12,908	13,112	25,175	57,575	53,583	Quarterly	2.40	1.59
0-E	PK AirFinance	U.S.A.	US$	2,172	6,675	18,928	20,812	18,104	66,691	62,514	Monthly	2.04	2.04
0-E	KFW IPEX-BANK	Germany	US$	728	2,232	5,684	4,131	1,658	14,433	13,593	Quarterly	2.45	2.45
Other guaranteed obligations
0-E	DVB BANK SE	U.S.A.	US$	8,225	24,695	-	-	-	32,920	32,492	Quarterly	2.32	2.32
Financial leases
0-E	ING	U.S.A.	US$	9,214	26,054	41,527	28,234	-	105,029	94,998	Quarterly	5.13	4.57
0-E	CREDIT AGRICOLE	France	US$	1,711	5,236	7,216	-	-	14,163	13,955	Quarterly	1.28	1.28
0-E	CITIBANK	U.S.A.	US$	6,083	18,250	48,667	38,596	-	111,596	97,383	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	17,556	52,674	115,934	23,211	-	209,375	192,914	Quarterly	5.37	4.77
0-E	BNP PARIBAS	U.S.A.	US$	11,368	34,292	86,206	31,782	-	163,648	153,107	Quarterly	4.08	3.64
0-E	WELLS FARGO	U.S.A.	US$	5,594	16,768	44,663	44,565	24,125	135,715	121,628	Quarterly	3.98	3.54
0-E	DVB BANK SE	U.S.A.	US$	4,732	14,225	14,269	-	-	33,226	32,567	Quarterly	2.06	2.06
0-E	BANC OF AMERICA	U.S.A.	US$	703	2,756	-	-	-	3,459	2,770	Monthly	1.41	1.41
Other loans
0-E	BOEING	U.S.A.	US$	655	533	151,362	-	-	152,550	151,362	At Expiration	1.80	1.80
0-E	CITIBANK (*)	U.S.A.	US$	25,820	77,850	207,190	206,749	-	517,609	450,000	Quarterly	6.00	6.00
Hedging derivatives
-	OTROS	-	US$	12,232	33,061	40,986	3,688	16	89,983	85,653	-	-	-
	Total			668,745	927,748	2,648,962	2,104,751	2,316,782	8,666,988	7,770,678

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

27

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2015

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	181	493	1,315	1,314	712	4,015	3,353	Monthly	6.01	6.01
Obligation with the public
0-E	BANK OF NEW YORK	U.S.A.	US$	440	65,321	397,785	86,590	521,727	1,071,863	800,000	At Expiration	8.17	8.00
Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	2,771	7,700	20,527	18,808	-	49,806	43,505	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,715	11,054	21,830	15,730	-	52,329	49,995	Monthly	1.43	1.43
0-E	CREDIT AGRICOLE -CIB	France	US$	4,542	-	-	-	-	4,542	4,500	Quarterly/Semiannual	3.25	3.25
0-E	DVB BANK SE	U.S.A.	US$	123	361	284	-	-	768	755	Monthly	1.64	1.64
0-E	GENERAL ELECTRIC CAPITAL
	CORPORATION	U.S.A.	US$	3,834	11,437	9,050	-	-	24,321	23,761	Monthly	1.25	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,345	6,879	15,973	12,429	-	38,626	36,899	Monthly/Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	4,338	7,812	22,635	23,030	70,925	128,740	115,020	Quarterly/Semiannual	3.85	3.85
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	1,428	21,992	-	-	-	23,420	23,045	Monthly	1.75	1.75
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	520	1,386	3,198	14,567	-	19,671	18,368	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,993	31,874	85,695	214,612	-	344,174	312,486	Quarterly	3.63	3.55
0-E	BANCO IBM S.A	Brazil	BRL	267	846	1,230	-	-	2,343	1,728	Monthly	14.14	14.14
0-E	HP FINANCIAL SERVICE	Brazil	BRL	188	564	188	-	-	940	882	Monthly	10.02	10.02
0-E	SOCIÉTÉ GÉNÉRALE	France	BRL	104	330	626	-	-	1,060	775	Monthly	14.14	14.14
	Total			37,789	168,049	580,336	387,080	593,364	1,766,618	1,435,072

28

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2015

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Trade and other accounts payables
-	OTHERS	OTHERS	US$	442,320	14,369	-	-	-	456,689	456,689	-	-	-
			CLP	39,823	114	-	-	-	39,937	39,937	-	-	-
			BRL	301,569	16	-	-	-	301,585	301,585	-	-	-
			Others currencies	218,347	9,016	-	-	-	227,363	227,363	-	-	-
Accounts payable to related parties currents
65.216.000-K	COMUNIDAD MUJER	Chile	CLP	10	-	-	-	-	10	10	-	-	-
78.591.370-1	BETHIA S.A. Y FILIALES	Chile	CLP	5	-	-	-	-	5	5	-	-	-
78.997.060-2	Viajes Falabella Ltda.	Chile	CLP	68					68	68	-	-	-
0-E	Consultoría Administrativa Profesional	Mexico	MXN	342	-	-	-	-	342	342	-	-	-
0-E	INVERSORA AERONÁUTICA ARGENTINA	Argentina	US$	22	-	-	-	-	22	22	-	-	-
	Total			1,002,506	23,515	-	-	-	1,026,021	1,026,021

	Total consolidado			1,709,040	1,119,312	3,229,298	2,491,831	2,910,146	11,459,627	10,231,771

29

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2014

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	100,102	-	-	-	-	100,102	100,000	At expiration	0.40	0.40
97.036.000-K	SANTANDER	Chile	US$	45,044	-	-	-	-	45,044	45,000	At expiration	0.34	0.34
97.006.000-6	ESTADO	Chile	US$	55,076	-	-	-	-	55,076	55,000	At expiration	0.52	0.52
97.030.000-7	BCI	Chile	US$	100,157	-	-	-	-	100,157	100,000	At expiration	0.47	0.47
76.645.030-K	ITAU	Chile	US$	15,025	-	-	-	-	15,025	15,000	At expiration	0.65	0.65
97.951.000-4	HSBC	Chile	US$	12,010	-	-	-	-	12,010	12,000	At expiration	0.50	0.50
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	16,575	48,581	121,945	17,621	-	204,722	188,268	Quarterly	4.85	4.85
0-E	CITIBANK	Argentina	ARS	1,298	18,700	-	-	-	19,998	17,542	Monthly	31.00	31.00
0-E	BBVA	Argentina	ARS	1,713	23,403	-	-	-	25,116	21,050	Monthly	33.00	33.00
97.036.000-K	SANTANDER	U.S.A.	US$	1,610	3,476	283,438	-	-	288,524	282,967	Quarterly	2.33	2.33
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	18,670	55,089	109,536	64,101	36,625	284,021	273,569	Quarterly	1.68	1.43
0-E	BNP PARIBAS	U.S.A.	US$	9,634	29,259	80,097	83,020	190,070	392,080	351,217	Quarterly	2.13	2.04
0-E	WELLS FARGO	U.S.A.	US$	35,533	106,692	285,218	286,264	698,052	1,411,759	1,302,968	Quarterly	2.26	1.57
0-E	CITIBANK	U.S.A.	US$	19,149	57,915	156,757	160,323	347,710	741,854	684,114	Quarterly	2.24	1.49
97.036.000-K	SANTANDER	Chile	US$	5,482	16,572	44,925	46,047	73,544	186,570	180,341	Quarterly	1.32	0.78
0-E	BTMU	U.S.A.	US$	2,931	8,863	24,091	24,778	52,541	113,204	107,645	Quarterly	1.64	1.04
0-E	APPLE BANK	U.S.A.	US$	1,437	4,358	11,849	12,206	26,318	56,168	53,390	Quarterly	1.63	1.03
0-E	US BANK	U.S.A.	US$	18,713	56,052	148,622	147,357	376,792	747,536	648,158	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	5,834	17,621	47,600	30,300	78,509	179,864	155,279	Quarterly	3.25	3.25
0-E	NATIXIS	France	US$	11,783	35,803	99,012	98,632	259,912	505,142	454,230	Quarterly	1.86	1.81
0-E	HSBC	U.S.A.	US$	1,564	4,725	12,738	12,956	31,701	63,684	59,005	Quarterly	2.29	1.48
0-E	PK AirFinance US, Inc.	U.S.A.	US$	2,074	6,378	18,091	19,836	28,763	75,142	69,721	Monthly	1.86	1.86
0-E	KFW IPEX-BANK	Germany	US$	696	2,124	6,048	4,587	3,771	17,226	16,088	Quarterly	2.10	2.10
Other guaranteed obligations
0-E	DVB BANK SE	U.S.A.	US$	8,199	24,623	32,904	-	-	65,726	64,246	Quarterly	2.00	2.00
0-E	CREDIT AGRICOLE	U.S.A.	US$	7,864	23,394	62,540	-	-	93,798	91,337	Quarterly	1.73	1.73
Financial leases
0-E	ING	U.S.A.	US$	9,137	27,520	58,821	34,067	12,134	141,679	126,528	Quarterly	4.84	4.33
0-E	CREDIT AGRICOLE	France	US$	1,643	5,036	14,152	-	-	20,831	20,413	Quarterly	1.20	1.20
0-E	CITIBANK	U.S.A.	US$	6,083	18,250	48,667	48,667	14,262	135,929	115,449	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	17,555	52,678	138,380	67,095	3,899	279,607	252,205	Quarterly	5.35	4.76
0-E	BNP PARIBAS	U.S.A.	US$	11,240	33,917	91,743	60,834	10,974	208,708	191,672	Quarterly	4.14	3.68
0-E	WELLS FARGO	U.S.A.	US$	5,604	16,784	44,705	44,615	46,394	158,102	139,325	Quarterly	3.98	3.53
0-E	DVB BANK S E	U.S.A.	US$	4,701	14,145	33,201	-	-	52,047	50,569	Quarterly	1.89	1.89
0-E	US BANK	U.S.A.	US$	326	6,247	5,455	-	-	12,028	11,981	Monthly	-	-
0-E	BANC OF AMERICA	U.S.A.	US$	720	2,118	2,912	-	-	5,750	5,462	Monthly	1.41	1.41
Other loans
0-E	BOEING	U.S.A.	US$	-	4,994	180,583	-	-	185,577	179,507	At expiration	1.74	1.74
0-E	CITIBANK (*)	U.S.A.	US$	6,825	20,175	209,730	209,778	104,852	551,360	450,000	Quarterly	6.00	6.00
Hedging derivatives
-	OTHERS	-	US$	11,702	30,761	48,667	7,311	245	98,686	93,513	-	-	-
Non - hedging derivatives
-	OTHERS	-	US$	1,002	628	-	-	-	1,630	730	-	-	-
	Total			574,711	776,881	2,422,427	1,480,395	2,397,068	7,651,482	6,985,489

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

30

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2014

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAP P IJ	Holland	US$	184	493	1,315	1,315	1,369	4,676	3,796	Monthly	6.01	6.01
Obligation with the public
0-E	THE BANK OF NEW YORK	U.S.A.	US$	14,639	82,006	481,920	148,037	880,604	1,607,206	1,100,000	At Expiration	7.99	7.19
Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	2,808	7,701	20,531	20,522	8,548	60,110	51,120	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,623	10,709	28,593	15,908	7,736	66,569	63,021	Monthly	1.42	1.42
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	2,897	32,805	-	-	-	35,702	35,170	Quarterly	1.10	1.10
0-E	CREDIT AGRICOLE -CIB	France	US$	1,653	4,683	4,514	-	-	10,850	10,500	Quarterly/Semiannual	3.25	3.25
0-E	DVB BANK SE	Germany	US$	3,247	9,470	-	-	-	12,717	12,500	Quarterly	2.50	2.50
0-E	DVB BANK SE	U.S.A.	US$	206	554	767	-	-	1,527	1,492	Monthly	1.68	1.68
0-E	GENERAL ELECTRIC CAP ITAL CORP ORATION	U.S.A.	US$	2,512	11,229	24,278	-	-	38,019	36,848	Monthly	1.25	1.25
0-E	KFW IP EX-BANK	Germany	US$	3,596	11,209	19,167	14,028	5,365	53,365	50,687	Monthly/Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	5,121	9,778	27,874	28,520	87,769	159,062	139,693	Quarterly/Semiannual	3.87	3.87
0-E	P K AIRFINANCE US, INC.	U.S.A.	US$	1,392	4,103	20,694	-	-	26,189	25,293	Monthly	1.75	1.75
0-E	WACAP OU LEASING S.A.	Luxemburg	US$	573	1,528	3,559	2,852	13,226	21,738	19,982	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	9,777	27,207	75,066	78,964	170,509	361,523	344,106	Quarterly	3.06	3.58
0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	8	-	-	-	-	8	-	Monthly	11.70	11.70
0-E	BANCO IBM S.A	Brazil	BRL	356	1,118	3,405	40	-	4,919	3,817	Monthly	10.58	10.58
0-E	HP FINANCIAL SERVICE	Brazil	BRL	276	829	1,381	-	-	2,486	2,229	Monthly	9.90	9.90
0-E	SOCIETE AIR FRANCE	France	EUR	547	-	-	-	-	547	114	Monthly	6.82	6.82
0-E	SOCIÉTÉ GÉNÉRALE	France	BRL	155	446	1,351	206	-	2,158	1,643	Monthly	11.60	11.60
Other loans
0-E	COMP ANHIA BRASILEIRA
	DE MEIOS DE P AGAMENTO	Brazil	BRL	30,281	15,576	-	-	-	45,857	45,857	Monthly	4.23	4.23
	Total			83,851	231,444	714,415	310,392	1,175,126	2,515,228	1,947,868

31

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2014

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Trade and other accounts payables
-	OTHERS	OTHERS	US$	529,043	26,483	-	-	-	555,526	555,526	-	-	-
			USD	1,107	10,449	-	-	-	11,556	11,431	Quarterly	2.11	2.11
			CLP	23,878	241	-	-	-	24,119	24,119	-	-	-
			BRL	380,766	13	-	-	-	380,779	380,779	-	-	-
			Others currencies	224,040	228	-	-	-	224,268	224,268	-	-	-
Accounts payable to related parties currents
65.216.000-1	COMUNIDAD MUJER	Chile	CLP	2	-	-	-	-	2	2	-	-	-
78.591.370-1	BETHIA S.A. AND SUBSIDIARIES	Chile	CLP	6	-	-	-	-	6	6	-	-	-
0-E	INVERSORA AERONÁUTICA ARGENTINA	Argentina	US$	27	-	-	-	-	27	27	-	-	-
	Total			1,158,869	37,414	-	-	-	1,196,283	1,196,158

	Total consolidated			1,817,431	1,045,739	3,136,842	1,790,787	3,572,194	11,362,993	10,129,515

32

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2014, the Company provided US$ 91.8 million in derivative margin guarantees, for cash and stand-by letters of credit. At December 31, 2015, the Company had provided US$ 49.6 million in guarantees for Cash and cash equivalent and stand-by letters of credit. The fall was due at i) maturity of hedge contracts, ii) acquire of new fuel purchase contracts, and iii) changes in fuel prices, exchange rate and interest rates.

3.2.	Capital risk management

The Company’s objectives, with respect to the management of capital, are (i) to comply with the restrictions of minimum equity and (ii) to maintain an optimal capital structure.

The Company monitors its contractual obligations and the regulatory limitations in the different countries where the entities of the group are domiciled to assure they meet the limit of minimum net equity, where the most restrictive limitation is to maintain a positive net equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to assure the Company has adequate sources of funding to generate the cash requirement to face its investment and funding future commitments.

The Company international credit rating is the consequence of the Company capacity to face its long terms financing commitments. As of December 31, 2015 the Company has an international long term credit rating of BB with negative outlook by Standard & Poor’s, a BB- rating with stable outlook by Fitch Ratings and a Ba2 rating with stable outlook by Moody’s.

3.3.	Estimates of fair value.

At December 31, 2015, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Hedge Instruments:

This category includes the following instruments:

-	Interest rate derivative contracts,

-	Fuel derivative contracts,

-	Currency derivative contracts

2.	Financial Investments:

This category includes the following instruments:

-	Investments in short-term Mutual Funds (cash equivalent),

33

-	Bank certificate of deposit – CBD,

-	Private investment funds

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of December 31, 2015				As of December 31, 2014
		Fair value measurements using values				Fair value measurements using values
		considered as				considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash and cash equivalents	26,600	26,600	-	-	200,753	200,753	-	-
				-				-
Short-term mutual funds	26,600	26,600	-		200,753	200,753	-

Other financial assets, current	624,200	607,622	16,578	-	546,535	526,081	20,454	-
Fair value of interest rate derivatives	-	-	-	-	1	-	1	-
Fair value of fuel derivatives	6,293	-	6,293	-	1,783	-	1,783	-
Fair value of foreign currency derivatives	9,888	-	9,888	-	-	-	-	-
Interest accrued since the last payment date of Cross Currency Swap	397	-	397	-	377	-	377	-
P rivate investment funds	448,810	448,810	-	-	480,777	480,777	-	-
Certificate of deposit CDB	-	-	-	-	18,293	-	18,293	-
Domestic and foreign bonds	158,812	158,812	-	-	41,111	41,111	-	-
Other investments	-	-	-	-	4,193	4,193	-	-

Liabilities
Other financial liabilities, current	134,089	-	134,089	-	227,233	-	227,233	-
Fair value of interest rate derivatives	33,518	-	33,518	-	26,395	-	26,395	-
Fair value of fuel derivatives	39,818	-	39,818	-	157,233		157,233
Fair value of foreign currency derivatives	56,424	-	56,424	-	37,242	-	37,242	-
Interest accrued since the last payment date of Currency Swap	4,329	-	4,329	-	5,173	-	5,173	-
Interest rate derivatives not recognized as a hedge	-	-	-	-	1,190		1,190
Other financial liabilities, non current	16,128	-	16,128	-	28,327	-	28,327	-
Fair value of interest rate derivatives	16,128	-	16,128	-	28,327	-	28,327	-

34

Additionally, at December 31, 2015, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of December 31, 2015		As of December 31, 2014
	Book	Fair	Book	Fair
	value	value	value	value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	726,897	726,897	788,643	788,643
Cash on hand	10,656	10,656	11,568	11,568
Bank balance	302,696	302,696	239,514	239,514
Overnight	267,764	267,764	154,666	154,666
Time deposits	145,781	145,781	382,895	382,895

Other financial assets, current	27,148	27,148	103,866	103,866
Other financial assets	27,148	27,148	103,866	103,866

Trade and other accounts receivable current	796,974	796,974	1,378,835	1,378,835
Accounts receivable from related entities	183	183	308	308
Other financial assets, non current	89,458	89,458	84,986	84,986
Accounts receivable	10,715	10,715	30,465	30,465

Other financial liabilities, current (*)	1,510,146	1,873,552	1,397,382	1,446,100
Trade and other accounts payables	1,483,957	1,483,957	1,489,373	1,489,373
Accounts payable to related entities	447	447	56	56
Other financial liabilities, non current (*)	7,516,257	7,382,221	7,360,685	8,319,022
Accounts payable, non-current	417,050	417,050	577,454	577,454

(*) Fair value Level II

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of Other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments. In the case of Other financial assets, the valuation was performed according to market prices at period end.

35

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record certain assets, liabilities, revenue, expenditure, and commitments. Basically, these estimates relate to:

(a)     Evaluation of possible losses through impairment of goodwill and intangible assets with an indefinite useful life

As of December 31, 2015 and 2014, goodwill amounted to ThUS$ 2,280,575 and ThUS$ 3,313,401, respectively, while intangible assets with an indefinite useful life comprised airport slots for ThUS$ 816,987 and ThUS$ 1,201,028, and Trademarks and Loyalty Program for ThUS$ 325,293 and ThUS$ 478,204, respectively.

At least once per year the Company verifies whether goodwill and intangible assets with an indefinite useful life have suffered any losses through impairment. For the purposes of this evaluation, the Company has identified two cash-generating units (CGUs): “Air transport” and “Multiplus loyalty and coalition program.” The book value of goodwill assigned to each CGU as of December 31, 2015, amounted to ThUS$ 1,835,088 and ThUS$ 445,487 (ThUS$ 2,658,503 and ThUS$ 654,898 as of December 31, 2014).

The recoverable value of these cash-generating units (CGUs) has been determined based on calculations of their value in use. The principal assumptions used by the management include: growth rate, exchange rate, discount rate, fuel prices, and other economic assumptions. The estimation of these assumptions requires significant administrative judgment, as these variables feature inherent uncertainty; however, the assumptions used are consistent with Company’s internal planning. Therefore, management evaluates and updates the estimates on an annual basis, in light of conditions that affect these variables. The mainly assumptions used as well as, the corresponding sensitivity analyses are showed in Note 15.

(b)     Useful life, residual value, and impairment of property, plant, and equipment

The depreciation of assets is calculated based on the linear model, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according with the Company’s future economic benefits associated with them.

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may render the useful life different to the lifespan estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

Residual values are estimated in accordance with the market value that these assets will have at the end of their useful life. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, once a year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2.8).

36

(c)     Recoverability of deferred tax assets

Deferred taxes are calculated in accordance with the liability method, applied over temporary differences that arise between the fiscal based of assets and liabilities, and their book value. Deferred tax assets for tax losses are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company makes tax and financial projections to evaluate the realization of deferred tax asset over the course of time. Additionally, these projections are ensured to be consistent with those used to measure other long term assets. As of December 31, 2015 and 2014, the company recognized deferred tax assets amounting to ThUS$ 376,595 and ThUS$ 407,393, respectively, and had ceased to recognize deferred tax assets for tax losses amounting to ThUS$ 15,513 and ThUS$ 2,781, respectively (Note 17).

(d)     Air tickets sold that are not actually used.

The Company advance sales of tickets as deferred revenue. Revenue from ticket sales is recognized in the income statement when the service is provided or when the tickets expires unused, reducing the corresponding deferred revenue. The Company evaluates monthly the probability that tickets expiry unused, based on the history of used tickets. Changes in the exchange probability would have an impact our revenue in the year in which the change occurs and in future years. As of December 31, 2015 and 2014, deferred revenue associated with air tickets sold amounted to ThUS$ 1,223,886 and ThUS$ 1,392,717, respectively. An hypothetical change of 1% in passenger behavior regarding to the ticket usage, - that is, if during the next 6 months after sells probability of used were 89% rather than 90%, as we consider, it would lead to a change in the expiry period from 6 to 7 months, which, as of December 31, 2015, would have an impact of up to ThUS$ 25,000.

(e)     Valuation of loyalty points and kilometers granted to loyalty program members, pending usage.

As of December 31, 2015 and 2014, the Company operated the following loyalty programs: LANPASS, TAM Fidelidade and Multiplus, with the objective of enhancing customer loyalty by offering points or kilometers (see Note 21).

When kilometers and points are redeemed for products and services other than the services provided by the Company, revenue is recognized immediately; when they are redeemed for air tickets on airlines from to LATAM Airlines Group S.A. and subsidiaries, revenue is deferred until the transport service is provided or the corresponding tickets expired.

Deferred revenue from loyalty programs at the closing date corresponds to the valuation of points and kilometers granted to loyalty program members, pending of use, and the probability to be redeemed.

According to IFRIC-13, kilometers and points value that the Company estimate are not likely to be redeemed (“breakage”), they recognize the associated value proportionally during the period in which the remaining kilometers or points are expected to be redeemed. The Company uses statistical models to estimate the breakage, based on historical redemption patterns Changes in the breakage would have a significant impact on our revenue in the year in which the change occurs and in future years.

37

As of December 31, 2015 and 2014, deferred revenue associated with the LANPASS loyalty program amounted to ThUS$ 973,264 and ThUS$ 860,835, respectively. As of December 31, 2015 a hypothetical change of 1% in the probability of usage would result in an impact of approximately ThUS$ 30,000. Meanwhile, deferred revenue associated with the TAM Fidelidade and Multiplus loyalty programs amounted to ThUS$ 452,264 and ThUS$ 590,342, respectively. As of December 31, 2015 a hypothetical change of 2% in the probability of usage would result in an impact of approximately ThUS$ 11,755.

The fair value of kilometers is determined by the Company based in its best estimate of the price at which they have been sold in the past. A hypothetical change of 1% in the fair value of the unused kilometers would result in an impact of approximately ThUS$ 6,396, as of December 31, 2015.

(f)     Provisions needs, and their valuation when required.

Known contingencies are recognized when: the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. The Company applies professional judgment, experience, and knowledge to use available information to determine these values, in light of the specific characteristics of known risks. This process facilitates the early assessment and valuation of potential risks in individual cases or in the development of contingent eventualities.

(g)     Investment in subsidiary (TAM)

The management has applied its judgment in determining that LATAM Airlines Group S.A. controls TAM S.A. and Subsidiaries, for accounting purposes, and has therefore consolidated the financial statements.

The grounds for this decision are that LATAM issued ordinary shares in exchange for the majority of circulating ordinary and preferential shares in TAM, except for those TAM shareholders who did not accept the exchange, which were subject to a squeeze out, entitling LATAM to substantially all economic benefits generated by the LATAM Group, and thus exposing it to substantially all risks relating to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the controlling shareholders of TAM, thus insuring that the shareholders and directors of TAM shall have no incentive to exercise their rights in a manner that would be beneficial to TAM but detrimental to LATAM. Furthermore, all significant actions necessary of the operation of the airlines require votes in favor by the controlling shareholders of both LATAM and TAM.

Since the integration of LAN and TAM operations, the most critical airline operations in Brazil have been managed by the CEO of TAM while global activities have been managed by the CEO of LATAM, who is in charge of the operation of the LATAM Group as a whole and reports to the LATAM Board.

The CEO of LATAM also evaluates the performance of LATAM Group executives and, together with the LATAM Board, determines compensation. Although Brazilian law currently imposes restrictions on the percentages of voting rights that may be held by foreign investors, LATAM believes that the economic basis of these agreements meets the requirements of accounting standards in force, and that the consolidation of the operations of LAN and LATAM is appropriate.

38

These estimates were made based on the best information available relating to the matters analyzed.

In any case, it is possible that events that may take place in the future could lead to their modification in future reporting periods, which would be made in a prospective manner.

NOTE 5 - SEGMENTAL INFORMATION

The Company has determined that it has two operating segments: the air transportation business and the coalition and loyalty program Multiplus.

The Air transport segment corresponds to the route network for air transport and it is based on the way that the business is run and managed, according to the centralized nature of its operations, the ability to open and close routes and reallocate resources (aircraft, crew, staff, etc..) within the network, which is a functional relationship between all of them, making them inseparable. This segment definition is the most common level used by the global airline industry.

The segment of loyalty coalition called Multiplus, unlike LanPass and TAM Fidelidade, is a frequent flyer programs which operate as a unilateral system of loyalty that offers a flexible coalition system, interrelated among its members, with 14.2 million of members, along with being a regulated entity with a separately business and not directly related to air transport.

39

For the periods ended				Coalition and
	Air			loyalty program
	transportation			Multiplus			Eliminations			Consolidated
	At December 31,			At December 31,			At December 31,			At December 31,
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Income from ordinary activities from external customers (*)	9,278,041	11,587,224	12,328,634	462,004	506,277	595,903	-	-	-	9,740,045	12,093,501	12,924,537
LAN passenger	4,241,918	4,464,761	4,731,296	-	-	-	-	-	-	4,241,918	4,464,761	4,731,296
TAM passenger	3,706,692	5,409,084	5,734,359	462,004	506,277	595,903	-	-	-	4,168,696	5,915,361	6,330,262
Freight	1,329,431	1,713,379	1,862,979	-	-	-	-	-	-	1,329,431	1,713,379	1,862,979
Income from ordinary activities from transactions with other operating segments	462,004	506,277	595,903	67,826	106,030	94,457	(529,830)	(612,307)	(690,360)	-	-	-
Other operating income	230,823	217,390	272,640	154,958	160,255	68,925	-	-	-	385,781	377,645	341,565
Interest income	21,818	32,390	49,737	63,647	58,110	34,280	(10,385)	-	(11,189)	75,080	90,500	72,828
Interest expense	(423,742)	(430,030)	(472,171)	-	(4)	(1,542)	10,385	-	11,189	(413,357)	(430,034)	(462,524)
Total net interest expense	(401,924)	(397,640)	(422,434)	63,647	58,106	32,738	-	-	-	(338,277)	(339,534)	(389,696)

Depreciation and amortization	(923,311)	(983,847)	(1,037,734)	(11,095)	(7,417)	(3,999)	-	-	-	(934,406)	(991,264)	(1,041,733)

Material non-cash items other than depreciation and amortization	(507,921)	(168,573)	(593,666)	1,893	(2,350)	153	-	-	-	(506,028)	(170,923)	(593,513)
Disposal of fixed assets and inventory losses	(20,932)	(28,756)	(33,987)	-	(814)	59	-	-	-	(20,932)	(29,570)	(33,928)
Doubtful accounts	(18,292)	(9,637)	(77,754)	611	(1,522)	(123)	-	-	-	(17,681)	(11,159)	(77,877)
Exchange differences	(469,178)	(130,187)	(482,139)	1,282	(14)	217	-	-	-	(467,896)	(130,201)	(481,922)
Result of indexation units	481	7	214	-	-	-	-	-	-	481	7	214
Income (loss) atributable to owners of the parents	(356,039)	(404,346)	(389,040)	136,765	144,361	107,926	-	-	-	(219,274)	(259,985)	(281,114)
Participation of the entity in the income of associates	37	(2,175)	1,954	-	(4,280)	-	-	-	-	37	(6,455)	1,954
Expenses for income tax	249,090	(218,503)	72,155	(70,707)	(73,901)	(52,086)	-	-	-	178,383	(292,404)	20,069
Segment profit / (loss)	(315,497)	(332,287)	(344,337)	136,765	105,116	80,518	-	-	-	(178,732)	(227,171)	(263,819)
Assets of segment	16,924,200	18,759,848	21,520,500	1,182,111	1,773,584	1,118,686	(4,893)	(49,002)	(8,040)	18,101,418	20,484,430	22,631,146

Amount of non-current asset additions	1,492,281	1,522,298	1,746,913	-	-	-	-	-	-	1,492,281	1,522,298	1,746,913
Property, plant and equipment	1,439,057	1,444,402	1,685,011	-	-	-	-	-	-	1,439,057	1,444,402	1,685,011
Intangibles other than goodwill	53,224	77,896	61,902	-	-	-	-	-	-	53,224	77,896	61,902

Segment liabilities	14,700,072	15,293,668	16,604,451	490,076	723,438	775,975	(26,278)	(36,371)	(75,739)	15,163,870	15,980,735	17,304,687
Purchase of non-monetary assets of segment	1,622,198	1,496,204	1,425,270	-	-	-	-	-	-	1,622,198	1,496,204	1,425,270

(*)  The Company does not have any interest revenue that should be recognized as income from ordinary activities by interest.

40

The Company’s revenues by geographic area are as follows:

	For the period ended
	At December 31,
	2015	2014	2013
	ThUS$	ThUS$	ThUS$
Peru	681,340	660,057	646,217
Argentina	979,324	813,472	950,595
U.S.A.	1,025,475	1,224,264	1,290,493
Europe	723,062	935,893	937,539
Colombia	353,007	391,678	387,999
Brazil	3,464,297	5,361,594	5,572,884
Ecuador	238,500	248,585	273,712
Chili	1,575,519	1,589,202	1,698,476
Asia Pacific and rest of Latin America	699,521	868,756	1,166,622
Income from ordinary activities	9,740,045	12,093,501	12,924,537
Other operating income	385,781	377,645	341,565

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$

Cash on hand	10,656	11,568
Bank balances	302,696	239,514
Overnight	267,764	154,666
Total Cash	581,116	405,748
Cash equivalents
Time deposits	145,781	382,895
Mutual funds	26,600	200,753
Total cash equivalents	172,381	583,648
Total cash and cash equivalents	753,497	989,396

41

Cash and cash equivalents are denominated in the following currencies:

	As of	As of
	December 31,	December 31,
Currency	2015	2014
	ThUS$	ThUS$

Argentine peso	18,733	44,697
Brazilian real	106,219	45,591
Chilean peso (*)	17,978	30,758
Colombian peso	14,601	17,188
Euro	10,663	9,639
US Dollar	564,214	745,214
Strong bolivar (**)	2,986	63,236
Other currencies	18,103	33,073
Total	753,497	989,396

(*) At December 31, 2015 and at December 31, 2014, the Company not maintains currency derivative contracts (forward)), for conversion into dollars of investments in pesos.

(**) At December 31, 2015, the Company has decided reflect an exchange rate loss of ThUS$ 40,968 consequence change in the SICAD rate of Venezuela (13.5 VEF/US$) at the SIMADI rate equivalent to 198.70 VEF/US$ of 2015. Assets that are held by the Company at December 31, 2015 is equivalent to ThUS$ 2.986.

During 2014, the Company has modified the exchange rate used in determining equivalence of United States Dollar in cash and cash equivalents held in Strong Bolivar, from 6.3 VEF/US$ to 12.0 VEF/US$, which represented a charge in results for the period 2014 by foreign exchange, equivalent amount of ThUS$ 61,021.

The Company has done significant non-cash transactions mainly with financial leases, which are detailed in Note 16 letter (d), additional information in numeral (iv) Financial leases.

42

Other inflows (outflows) of cash:

	For the periods ended
	December 31,
	2015	2014	2013
	ThUS$	ThUS$	ThUS$

Hedging margin guarantees	87,842	(64,334)	88,925
Change reservation systems	11,000	-	-
Currency hedge	1,802	(1,153)	-
Bank commissions, taxes paid and other	(5,137)	(47,724)	(14,535)
Tax paid on bank transaction	(7,176)	-	-
Guarantees	(8,439)	(86,006)	(5,001)
Fuel derivatives premiums	(20,932)	(7,075)	(4,041)
Fuel hedge	(243,587)	(45,365)	11,413
Total Other inflows (outflows) Operation flow	(184,627)	(251,657)	76,761
Recovery loans convertible into shares	20,000	-	-
Certificate of bank deposits	3,497	(17,399)	75,448
Tax paid on bank transaction	(12,921)	-	-
Total Other inflows (outflows) Investment flow	10,576	(17,399)	75,448
Credit card loan manager	3,227	23,864	(8,965)
Early redemption of bonds TAM 2020	(15,328)	-	-
Guarantees bonds emission	(26,111)	-	-
Aircraft Financing advances	(28,144)	8,669	24,650
Settlement of derivative contracts	(35,891)	(42,962)	(61,897)
Breakage	-	-	(16,280)
Others	2,490	(3,348)	479
Total Other inflows (outflows) Financing flow	(99,757)	(13,777)	(62,013)

43

NOTE 7 - FINANCIAL INSTRUMENTS

7.1.	Financial instruments by category

As of December 31, 2015

				Initial designation
Assets	Loans		Held	as fair value
	and	Hedge	for	through
	receivables	derivatives	trading	profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	726,897	-	-	26,600	753,497
Other financial assets, current (*)	27,148	16,578	158,812	448,810	651,348
Trade and others accounts receivable, current	796,974	-	-	-	796,974
Accounts receivable from related entities, current	183	-	-	-	183
Other financial assets, non current (*)	88,820	-	638	-	89,458
Accounts receivable, non current	10,715	-	-	-	10,715
Total	1,650,737	16,578	159,450	475,410	2,302,175

Liabilities	Other	Held
	financial	Hedge
	liabilities	derivatives	Total
	ThUS$	ThUS$	ThUS$
Other liabilities, current	1,510,146	134,089	1,644,235
Trade and others accounts payable, current	1,483,957	-	1,483,957
Accounts payable to related entities, current	447	-	447
Other financial liabilities, non-current	7,516,257	16,128	7,532,385
Accounts payable, non-current	417,050	-	417,050
Total	10,927,857	150,217	11,078,074

(*) The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

44

As of December 31, 2014

Assets				Initial designation
	Loans		Held	as fair value
	and	Hedge	for	through
	receivables	derivatives	trading	profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	788,643	-	-	200,753	989,396
Other financial assets, current (*)	103,866	2,161	41,111	503,263	650,401
Trade and others accounts receivable, current	1,378,835	-	-	-	1,378,835
Accounts receivable from related entities, current	308	-	-	-	308
Other financial assets, non current (*)	84,495	-	491	-	84,986
Accounts receivable, non current	30,465	-	-	-	30,465
Total	2,386,612	2,161	41,602	704,016	3,134,391

Liabilities	Other		Held
	financial	Hedge	for
	liabilities	derivatives	trading	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other liabilities, current	1,397,382	226,043	1,190	1,624,615
Trade and others accounts payable, current	1,489,373	-	-	1,489,373
Accounts payable to related entities, current	56	-	-	56
Other financial liabilities, non-current	7,360,685	28,327	-	7,389,012
Accounts payable, non-current	577,454	-	-	577,454
Total	10,824,950	254,370	1,190	11,080,510

(*) The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

45

7.2.	Financial instruments by currency

a)     Assets

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$
Cash and cash equivalents	753,497	989,396
Argentine peso	18,733	44,697
Brazilian real	106,219	45,591
Chilean peso	17,978	30,758
Colombian peso	14,601	17,188
Euro	10,663	9,639
US Dollar	564,214	745,214
Strong bolivar	2,986	63,236
Other currencies	18,103	33,073
Other financial assets (current and non-current)	740,806	735,387
Argentine peso	157,281	45,169
Brazilian real	449,934	500,875
Chilean peso	640	26,881
Colombian peso	1,670	406
Euro	615	4,244
US Dollar	128,620	156,687
Strong bolivar	22	43
Other currencies	2,024	1,082
Trade and other accounts receivable, current	796,974	1,378,835
Argentine peso	71,438	100,798
Brazilian real	191,037	528,404
Chilean peso	57,755	131,189
Colombian peso	13,208	9,021
Euro	53,200	38,764
US Dollar	320,959	369,774
Strong bolivar	7,225	4,895
Other currencies (*)	82,152	195,990
Accounts receivable, non-current	10,715	30,465
Brazilian real	521	761
Chilean peso	5,041	5,814
US Dollar	5,000	23,734
Other currencies (*)	153	156
Accounts receivable from related entities, current	183	308
Brazilian real	-	9
Chilean peso	183	299
Total assets	2,302,213	3,134,391
Argentine peso	247,452	190,664
Brazilian real	747,711	1,075,640
Chilean peso	81,597	194,941
Colombian peso	29,479	26,615
Euro	64,478	52,647
US Dollar	1,018,793	1,295,409
Strong bolivar	10,233	68,174
Other currencies	102,470	230,301

(*)     See the composition of the others currencies in Note 8 Trade, other accounts receivable and non-current accounts receivable.

b)     Liabilities

Liabilities information is detailed in the table within Note 3 Financial risk management.

46

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$
Trade accounts receivable	685,733	1,269,433
Other accounts receivable	182,028	210,909
Total trade and other accounts receivable	867,761	1,480,342
Less: Allowance for impairment loss	(60,072)	(71,042)
Total net trade and accounts receivable	807,689	1,409,300
Less: non-current portion – accounts receivable	(10,715)	(30,465)
Trade and other accounts receivable, current	796,974	1,378,835

The fair value of trade and other accounts receivable does not differ significantly from the book value.

The maturity of these accounts at the end of each period is as follows:

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$
Fully performing	577,902	1,088,362
Matured accounts receivable, but not impaired
Expired from 1 to 90 days	28,717	83,599
Expired from 91 to 180 days	10,995	11,521
More than 180 days overdue (*)	8,047	14,909
Total matured accounts receivable, but not impaired	47,759	110,029
Matured accounts receivable and impaired
Judicial, pre-judicial collection and protested documents	24,304	53,956
Debtor under pre-judicial collection process and portfolio sensitization	35,768	17,086
Total matured accounts receivable and impaired	60,072	71,042
Total	685,733	1,269,433

(*) Value of this segment corresponds primarily to accounts receivable that were evaluated in their ability to recover, therefore not requiring a provision.

47

Currency balances that make up the Trade and other accounts receivable and non-current accounts receivable:

	As of	As of
	December 31,	December 31,
Currency	2015	2014
	ThUS$	ThUS$

Argentine Peso	71,438	100,798
Brazilian Real	191,558	529,165
Chilean Peso	62,796	137,003
Colombian peso	13,208	9,021
Euro	53,200	38,764
US Dollar	325,959	393,508
Strong bolivar	7,225	4,895
Other currency (*)	82,305	196,146
Total	807,689	1,409,300

(*) Other currencies
Australian Dollar	26,185	15,243
Chinese Yuan	4,282	35,626
Danish Krone	164	8,814
Pound Sterling	7,228	33,624
Indian Rupee	3,070	1,887
Japanese Yen	4,343	4,635
Norwegian Kroner	221	16,516
Swiss Franc	1,919	5,701
Korean Won	4,462	25,203
New Taiwanese Dollar	3,690	10,323
Other currencies	26,741	38,574
Total	82,305	196,146

The Company records allowances when there is evidence of impairment of trade receivables. The criteria used to determine that there is objective evidence of impairment losses are the maturity of the portfolio, specific acts of damage (default) and specific market signals.

Maturity	Impairment
Judicial and pre-judicial collection assets	100%
Over 1 year	100%
Between 6 and 12 months	50%

48

Movement in the allowance for impairment loss of Trade and other accounts receivables:

	Opening		(Increase)	Closing
	balance	Write-offs	Decrease	balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2013	(75,503)	9,928	(5,027)	(70,602)
From January 1 to December 31, 2014	(70,602)	6,864	(7,304)	(71,042)
From January 1 to December 31, 2015	(71,042)	10,120	850	(60,072)

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

Historic and current re-negotiations are not relevant and the policy is to analyze case by case in order to classify them according to the existence of risk, determining whether it is appropriate to re-classify accounts to pre-judicial recovery. If such re-classification is justified, an allowance is made for the account, whether overdue or falling due.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of December 31, 2015			As of December 31, 2014
	Gross exposure	Gross	Exposure net	Gross exposure	Gross	Exposure net
	according to	impaired	of risk	according to	Impaired	of risk
	balance	exposure	concentrations	balance	exposure	concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade accounts receivable	685,733	(60,072)	625,661	1,269,433	(71,042)	1,198,391
Other accounts receivable	182,028	-	182,028	210,909	-	210,909

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

49

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)	Accounts Receivable

					As of	As of
			Country		December 31,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2015	2014
					ThUS$	ThUS$
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	167	284
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	CLP	14	15
Foreign	TAM Aviação Executivae Taxi Aéreo S.A.	Related director	Brazil	BRL	2	-
Foreign	Prisma Fidelidade S.A.	Joint Venture	Brazil	BRL	-	9
	Total current assets				183	308

(b)	Accounts payable

			Country		As of	As of
			of		December 31,	December 31,
Tax No.	Related party	Relationship	origin	Currency	2015	2014
					ThUS$	ThUS$
Foreign	Consultoría Administrativa Profesional S.A. de C.V.	Common matrix	Mexico	MXN	342	-
65.216.000-K	Viajes Falabella Ltda.	Related director	Chile	CLP	68	21
Foreign	Inversora Aeronaútica Argentina	Related director	Argentina	US$	22	27
65.216.000-K	Comunidad Mujer	Related director	Chile	CLP	10	2
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	5	6
	Total current liabilities				447	56

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties. The transaction times are between 30 and 45 days, and the nature of settlement of the transactions is monetary.

50

NOTE 10 -INVENTORIES

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$
Technical stock	192,930	229,313
Non-technical stock	31,978	36,726
Total production suppliers	224,908	266,039

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services provided to the Company and third parties, which are valued at average cost, net of provision for obsolescence that as of December 31, 2015 amounts to ThUS$ 15,892 (ThUS$ 2,982 as of December 31, 2014). The resulting amounts do not exceed the respective net realizable values.

As of December 31, 2015, the Company recorded ThUS$ 160,030 (ThUS$ 189,864 as of December 31, 2014) within the income statement, mainly due to in-flight consumption and maintenance, which forms part of Cost of sales.

51

NOTE 11 - OTHER FINANCIAL ASSETS

The composition of Other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
(a) Other financial assets

Private investment funds	448,810	480,777	-	-	448,810	480,777
Deposits in guarantee (aircraft)	16,532	8,458	58,483	70,155	75,015	78,613
Certificate of deposit (CBD)	-	18,293	-	-	-	18,293
Guarantees for margins of derivatives	4,456	92,556	-	-	4,456	92,556
Other investments	-	4,193	638	491	638	4,684
Domestic and foreign bonds	158,812	41,111	-	-	158,812	41,111
Other guarantees given	6,160	2,852	30,337	14,340	36,497	17,192
Subtotal of other financial assets	634,770	648,240	89,458	84,986	724,228	733,226

(b) Hedging assets

Interest accrued since the last payment date of Cross currency swap	397	377	-	-	397	377
Fair value of interest rate derivatives	-	1	-	-	-	1
Fair value of foreign currency derivatives (*)	9,888	-	-	-	9,888	-
Fair value of fuel price derivatives	6,293	1,783	-	-	6,293	1,783
Subtotal of hedging assets	16,578	2,161	-	-	16,578	2,161
Total Other Financial Assets	651,348	650,401	89,458	84,986	740,806	735,387

(*)	The foreign currency derivatives correspond to forward and combination of options.

The types of derivative hedging contracts maintained by the Company at the end of each period are presented in Note 18.

52

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of Other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
(a) Advance payments

Aircraft leases	33,305	26,039	22,569	26,201	55,874	52,240
Aircraft insurance and other	12,408	12,160	-	-	12,408	12,160
Others	16,256	17,970	33,781	36,450	50,037	54,420
Subtotal advance payments	61,969	56,169	56,350	62,651	118,319	118,820

(b) Other assets

Aircraft maintenance reserve (*)	99,112	31,108	64,366	123,588	163,478	154,696
Sales tax	158,134	155,795	45,061	64,652	203,195	220,447
Other taxes	4,295	3,513	-	-	4,295	3,513
Contributions to Société Internationale de Télécommunications Aéro nautiques (“SITA”)	505	599	547	453	1,052	1,052
Judicial deposits	-	-	67,980	90,450	67,980	90,450
Others	6,001	687	1,159	1,019	7,160	1,706
Subtotal other assets	268,047	191,702	179,113	280,162	447,160	471,864
Total Other Non - Financial Assets	330,016	247,871	235,463	342,813	565,479	590,684

(*) Aircraft maintenance reserves reflect prepayment deposits made by the group to lessors of certain aircraft under operating lease agreements in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft.

These amounts are calculated based on performance measures, such as flight hours or cycles, are paid periodically (usually monthly) and are contractually required to be repaid to the lessee upon the completion of the required maintenance of the leased aircraft. At the end of the lease term, any unused maintenance reserves are either returned to the Company in cash or used to offset amounts that we may owe the lessor as a maintenance adjustment.

In some cases (5 lease agreements), if the maintenance cost incurred by LATAM is less than the corresponding maintenance reserves, the lessor is entitled to retain those excess amounts at the time the heavy maintenance is performed. The Company periodically reviews its maintenance reserves for each of its leased aircraft to ensure that they will be recovered, and recognizes an expense if any such amounts are less than probable of being returned. Since the acquisition of TAM in June 2012, the cost of aircraft maintenance has been higher than the related maintenance reserves for all aircraft.

As of December 31, 2015, LATAM had ThUS$ 163,478 in maintenance reserves (ThUS$ 154,696 at December 31, 2014), corresponding to 9 aircraft out of a total fleet of 328 (12 aircraft out of a total fleet of 327 at December 31, 2014). All of the Company’s aircraft leases containing provisions for maintenance reserves will expire fully by 2023.

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (Note 2.23).

53

NOTE 13 - INVESTMENTS IN SUBSIDIARIES

(a)	Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries and summarized financial information:

			Ownership
			As of	As of
	Country		December 31,	December 31,
	of	Functional	2015	2014
Name of significant subsidiary	incorporation	currency	%	%

Lan Perú S.A.	Peru	US$	69.97858	69.97858
Lan Cargo S.A.	Chile	US$	99.89803	99.89803
Lan Argentina S.A.	Argentina	ARS	94.99055	94.99055
Transporte Aéreo S.A.	Chile	US$	99.89804	99.89804
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.01646	99.01646
TAM S.A.	Brazil	BRL	99.99938	99.99938

The consolidated subsidiaries do not have significant restrictions for transferring funds to controller.

54

Summary financial information of significant subsidiaries

							Results for the period
	Statement of financial position as of December 31, 2015						ended December 31, 2015
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Lan Perú S.A.	255,691	232,547	23,144	240,938	239,521	1,417	1,078,992	5,068
Lan Cargo S.A.	483,033	159,294	323,739	217,037	147,423	69,614	278,117	(74,408)
Lan Argentina S.A.	195,756	180,558	15,198	170,384	168,126	2,258	443,317	9,432
Transporte Aéreo S.A.	331,117	41,756	289,361	122,666	44,495	78,171	324,464	5,878
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	126,001	80,641	45,360	116,153	111,245	4,908	246,402	(1,278)
Aerovías de Integración Regional, AIRES S.A.	130,039	62,937	67,102	75,003	64,829	10,174	291,354	(34,079)
TAM S.A. (*)	4,711,316	1,350,377	3,360,939	4,199,223	1,963,400	2,235,823	4,597,611	(183,812)

							Results for the period
	Statement of financial position as of December 31, 2014						ended December 31, 2014
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Lan Perú S.A.	239,470	214,245	25,225	228,395	226,784	1,611	1,134,289	1,058
Lan Cargo S.A.	575,979	250,174	325,805	234,772	119,111	115,661	267,578	(17,905)
Lan Argentina S.A.	233,142	206,503	26,639	201,168	198,593	2,575	439,929	(17,864)
Transporte Aéreo S.A.	367,570	80,090	287,480	147,278	59,805	87,473	364,580	(19,001)
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	126,472	78,306	48,166	116,040	111,718	4,322	256,925	(20,193)
Aerovías de Integración Regional, AIRES S.A.	131,324	38,751	92,573	61,736	49,577	12,159	392,433	(81,033)
TAM S.A. (*)	6,817,698	1,921,316	4,896,382	5,809,529	2,279,110	3,530,419	6,628,432	171,655

55

							Results for the period
	Statement of financial position as of December 31, 2013						ended December 31, 2013
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Lan Perú S.A.	263,516	237,577	25,939	252,109	250,699	1,410	1,173,391	3,755
Lan Cargo S.A.	772,640	360,733	411,907	413,527	233,363	180,164	304,060	3,685
Lan Argentina S.A.	214,426	192,590	21,836	205,672	203,567	2,105	500,128	(13,311)
Transporte Aéreo S.A.	359,693	69,459	290,234	120,399	37,049	83,350	400,518	(4,129)
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	94,160	58,867	35,293	93,535	89,802	3,733	299,138	(40,295)
Aerovías de Integración Regional, AIRES S.A.	188,518	69,591	118,927	36,009	24,936	11,073	335,854	(63,359)
TAM S.A. (*)	8,695,458	2,372,047	6,323,411	7,983,671	3,249,581	4,734,090	6,791,104	(458,475)

(*) Corresponds to consolidated information of TAM S.A. and Subsidiaries.

56

(b) Non-controlling interest

			As of	As of	As of	As of
		Country	December 31,	December 31,	December 31,	December 31,
Equity	Tax No.	of origin	2015	2014	2015	2014
			%	%	ThUS$	ThUS$

Lan Perú S.A	0-E	Peru	30.00000	30.00000	4,426	3,323
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10605	0.10605	974	925
Inversiones Lan S.A. and Subsidiaries	96.575.810-0	Chile	0.00000	0.29000	-	5
Promotora Aérea Latinoamericana S.A. and Subsidiaries	0-E	Mexico	51.00000	51.00000	3,084	1,730
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	4.22000	4.22000	(1,386)	195
Lan Argentina S.A.	0-E	Argentina	1.00000	1.00000	29	217
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	5	5
Americonsult Costa Rica S.A.	0-E	Costa Rica	1.00000	1.00000	12	6
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	(811)	(826)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.98307	0.98307	540	684
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	1,256	825
Multiplus S.A.	0-E	Brazil	27.26000	27.26000	72,884	94,710
Total					81,013	101,799

			As of	As of	As of	For the period ended
		Country	December 31,	December 31,	December 31,	December 31,
Incomes	Tax No.	of origin	2015	2014	2013	2015	2014	2013
			%	%	%	ThUS$	ThUS$	ThUS$

Lan Perú S.A	0-E	Peru	30.00000	30.00000	30.00000	1,521	317	1,127
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10605	0.10605	0.10605	(69)	(125)	111
Inversiones Lan S.A. and Subsidiaries	96.575.810-0	Chile	0.00000	0.29000	0.29000	-	(14)	1
Promotora Aerea Latinoamericana S.A. and Subsidiaries	0-E	Mexico	51.00000	51.00000	51.00000	1,349	396	(511)
Aerolinheas Brasileiras S.A. and Subsidiaries	0-E	Brazil	0.00000	0.00000	26.70000	-	-	(1,520)
Aerolane, Lineas Aéreas Nacionales del Ecuador S.A.	0-E	Ecuador	0.00000	0.00000	28.05000	-	(5,671)	(11,303)
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	4.22000	4.22000	4.22000	281	270	188
Lan Argentina S.A.	0-E	Argentina	1.00000	1.00000	1.00000	61	58	47
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	1.00000	1	4	1
Americonsult Costa Rica S.A.	0-E	Costa Rica	1.00000	1.00000	1.00000	5	6	-
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	10.00000	14	(495)	(145)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.98307	0.98307	0.98307	(335)	(797)	(645)
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	5.02000	431	(389)	671
Multiplus S.A.	0-E	Brazil	27.26000	27.26000	27.26000	37,283	39,254	29,273
Total						40,542	32,814	17,295

57

NOTE 14 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets		Classes of intangible assets
	(net)		(gross)
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$
Airport slots	816,987	1,201,028	816,987	1,201,028
Loyalty program	272,312	400,317	272,312	400,317
Computer software	104,258	126,797	324,043	309,846
Developing software	74,887	74,050	74,887	74,050
Trademarks	52,981	77,887	52,981	77,887
Other assets	-	-	808	808
Total	1,321,425	1,880,079	1,542,018	2,063,936

Movement in Intangible assets other than goodwill:

	Computer			Trademarks	Other
	software	Developing	Airport	and loyalty	assets
	Net	software	slots (*)	program (*)	Net	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2013	144,244	54,635	1,561,130	621,584	806	2,382,399
Additions	14,703	47,199	-	-	-	61,902
Withdrawals	(467)	(1,975)	-	-	-	(2,442)
Transfer software	46,444	(48,890)	-	-	(492)	(2,938)
Foreing exchange	(5,542)	(4,894)	(199,323)	(79,363)	(72)	(289,194)
Amortization	(56,258)	-	-	-	(161)	(56,419)
Closing balance as of December 31, 2013	143,124	46,075	1,361,807	542,221	81	2,093,308

Opening balance as of January 1, 2014	143,124	46,075	1,361,807	542,221	81	2,093,308
Additions	16,902	60,994	-	-	-	77,896
Withdrawals	(1,365)	(3,576)	-	-	-	(4,941)
Transfer software	22,351	(24,539)	-	-	-	(2,188)
Foreing exchange	(6,763)	(4,904)	(160,779)	(64,017)	-	(236,463)
Amortization	(47,452)	-	-	-	(81)	(47,533)
Closing balance as of December 31, 2014	126,797	74,050	1,201,028	478,204	-	1,880,079

Opening balance as of January 1, 2015	126,797	74,050	1,201,028	478,204	-	1,880,079
Additions	4,954	48,270	-	-	-	53,224
Withdrawals	(4,612)	(162)	-	(1)	-	(4,775)
Transfer software	28,726	(30,426)	-	-	-	(1,700)
Foreing exchange	(14,871)	(16,845)	(384,041)	(152,910)	-	(568,667)
Amortization	(36,736)	-	-	-	-	(36,736)
Closing balance as of December 31, 2015	104,258	74,887	816,987	325,293	-	1,321,425

58

The amortization of the period is shown in the consolidated statement of income in administrative expenses. The accumulated amortization of computer programs as of December 31, 2015 amounts to ThUS$ 219,785 (ThUS$ 183,049 as of December 31, 2014). The accumulated amortization of other identifiable intangible assets as of December 31, 2015 amounts to ThUS$ 808 (ThUS$ 808 as of December 31, 2014).

(*) See Note 2.5

NOTE 15 – GOODWILL

The Goodwill amount at December 31, 2015 is ThUS$ 2,280,575 (ThUS$ 3,313,401 at December 31, 2014). Movement of Goodwill, separated by CGU:

		Coalition
		and loyalty
	Air	program
	Transport	Multiplus	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2013	3,361,906	851,254	4,213,160
Increase (decrease) due to exchange rate differences	(421,729)	(108,686)	(530,415)
Others	44,860	-	44,860
Closing balance as of December 31, 2013	2,985,037	742,568	3,727,605
Opening balance as of January 1, 2014	2,985,037	742,568	3,727,605
Increase (decrease) due to exchange rate differences	(360,371)	(87,670)	(448,041)
Others	33,837	-	33,837
Closing balance as of December 31, 2014	2,658,503	654,898	3,313,401
Opening balance as of January 1, 2015	2,658,503	654,898	3,313,401
Increase (decrease) due to exchange rate differences	(823,415)	(209,411)	(1,032,826)
Closing balance as of December 31, 2015	1,835,088	445,487	2,280,575

The Company has two cash- generating units (CGUs), confirming the existence of two cash- generating units: “Air transportation” and, “Coalition and loyalty program Multiplus”. The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, and in a developed series of regional and international routes in America, Europe and Oceania, while the CGU “Coalition and loyalty program Multiplus” works with an integrated network associated companies in Brazil.

The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of expected cash flows, before tax, which are based on the budget approved by the Board. Cash flows beyond the budget period are extrapolated using the estimated growth rates, which do not exceed the average rates of long-term growth. Base on growth expectation and long-term investment cycles, usually in the industry, these calculations use a pre-tax cash flow projections or ten years.

Management establish rates for annual growth, discount, inflation and exchange for each cash generating, as well as fuel prices, based on their key assumptions. The annual growth rate is based on past performance and management’s expectations over market developments in each country where it operates. The discount rates used are in American Dollars for the CGU “Air transportation” and Brazilian Reals for CGU “Program coalition loyalty Multiplus”, both of them before tax and reflect specific risks related to each country where the Company operates. Inflation and exchange rates are based on available data for each country and the information provided by the Central Bank of each country, and the fuel price is determined based on estimated production levels, competitive environment market in which they operate and its business strategy.

59

The main assumptions used in the calculations as of December 31, 2015 and 2014 are discussed as follows:

		Air transportation	Coalition and loyalty
		CGU	program Multiplus CGU (2)
Annual growth rate (Terminal)%		1.5 and 2.5	4.7 and 6.4
Exchange rate (1)	R$/US$	4.15 and 5.21	4.15 and 5.21
Discount rate based on the weighted average cost of capital (WACC)%		10.5 and 11.5	-
Discount rate based on cost of equity (CoE)%		-	19.0 and 23.0
Fuel Price from futures price curves commodities markets	US$/barril	60-70	-

(1) In line with the expectations of the Central Bank of Brazil

The result of the impairment test, which includes a sensitivity analysis of the main variables, showed that the estimated recoverable amount is higher than carrying value of the book value of net assets allocated to the cash generating unit, and therefore impairment was not detected.

CGU´s are sensitive to rates for annual growth, discount and exchanges. The sensitivity analysis included the individual impact of changes in estimates critical in determining the recoverable amounts, namely:

	Increase	Increase	Decrease Minimum
	Maximum	Maximum	terminal
	WACC	CoE	growth rate
	%	%	%
Air transportation CGU	11.5	-	1.5
Coalition and loyalty program Multiplus CGU	-	23.0	4.4

In none of the previous cases impairment in the cash- generating unit was presented.

60

NOTE 16 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Acumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Construction in progress	1,142,812	937,279	-	-	1,142,812	937,279
Land	45,313	57,988	-	-	45,313	57,988
Buildings	131,816	249,361	(40,325)	(82,355)	91,491	167,006
Plant and equipment	9,683,764	8,660,352	(2,392,463)	(1,770,560)	7,291,301	6,889,792
Own aircraft	9,118,396	7,531,526	(2,198,682)	(1,407,704)	6,919,714	6,123,822
Other	565,368	1,128,826	(193,781)	(362,856)	371,587	765,970
Machinery	36,569	65,832	(21,220)	(42,099)	15,349	23,733
Information technology equipment	154,093	188,208	(110,204)	(137,199)	43,889	51,009
Fixed installations and accessories	179,026	97,090	(90,068)	(53,307)	88,958	43,783
Motor vehicles	99,997	95,981	(64,047)	(53,452)	35,950	42,529
Leasehold improvements	124,307	144,230	(70,219)	(87,707)	54,088	56,523
Other property, plants and equipment	3,279,902	4,522,589	(1,150,396)	(2,019,155)	2,129,506	2,503,434
Financial leasing aircraft	3,151,405	4,365,247	(1,120,682)	(1,985,458)	2,030,723	2,379,789
Other	128,497	157,342	(29,714)	(33,697)	98,783	123,645
Total	14,877,599	15,018,910	(3,938,942)	(4,245,834)	10,938,657	10,773,076

(*) It includes pre-delivery payments to aircraft manufacturers for ThUS$ 944,582 (ThUS$ 816,324 as of December 31, 2014)

(**) Mainly considers rotable and tools.

61

(a)	The movement in the different categories of Property, plant and equipment from January 1, 2014 to December 31, 2015 is shown below:

										Other
						Information	Fixed			property,	Property,
				Plant and		technology	installations	Motor	Leasehold	plant and	Plant and
	Construction		Buildings	equipment		equipment	& accessories	vehicles	improvements	equipment	equipment
	in progress	Land	net	net		net	net	net	net	net	net
	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2013	1,153,003	65,307	175,070	6,360,115		40,463	42,343	4,722	21,728	3,944,325	11,807,076
Additions	17,731	-	11,798	1,555,667		22,146	7,663	303	-	69,703	1,685,011
Disposals	-	-	-	(141,328)		(31)	-	(161)	-	(644,637)	(786,157)
Retirements	(615)	-	(430)	(65,151)		(270)	(15)	(10)	(219)	(19,716)	(86,426)
Depreciation expenses	-	-	(11,768)	(446,503)		(14,131)	(8,893)	(312)	(12,281)	(336,586)	(830,474)
Foreing exchange	(53,452)	(5,955)	(12,414)	(71,013)		(3,375)	(1,527)	(286)	(1)	(320,738)	(468,761)
Other increases (decreases)	(258,017)	-	9,529	(384,669)		1,417	11,021	(2,512)	7,542	278,206	(337,483)
Changes, total	(294,353)	(5,955)	(3,285)	447,003		5,756	8,249	(2,978)	(4,959)	(973,768)	(824,290)
Closing balance as of December 31, 2013	858,650	59,352	171,785	6,807,118		46,219	8,249	(2,978)	16,769	(973,768)	10,982,786

Opening balance as of January 1, 2014	858,650	59,352	171,785	6,807,118		46,219	50,592	1,744	16,769	2,970,557	10,982,786
Additions	29,980	3,440	16,636	1,214,282		22,239	2,190	1,586	-	154,049	1,444,402
Disposals	-	-	-	(660,129	)(*)	(57)	-	(4)	-	(328)	(660,518)
Retirements	(705)	-	(403)	(39,463)		(205)	(230)	(53)	(50)	(34,282)	(75,391)
Depreciation expenses	-	-	(13,980)	(431,967)		(16,889)	(8,899)	(1,041)	(19,127)	(286,033)	(777,936)
Foreing exchange	733	(4,804)	(12,341)	(59,957)		(3,595)	(1,509)	330	-	(110,727)	(191,870)
Other increases (decreases)	48,621	-	5,309	124,205		3,297	1,639	(597)	58,931	(189,802)	51,603
Changes, total	78,629	(1,364)	(4,779)	146,971		4,790	(6,809)	221	39,754	(467,123)	(209,710)
Closing balance as of December 31, 2014	937,279	57,988	167,006	6,954,089		51,009	43,783	1,965	56,523	2,503,434	10,773,076
Opening balance as of January 1, 2015	937,279	57,988	167,006	6,954,089		51,009	43,783	1,965	56,523	2,503,434	10,773,076
Additions	39,711	-	439	1,304,199		15,322	1,692	280	13,188	64,226	1,439,057
Disposals	-	-	(500)	(76,675	)(**)	(27)	-	(8)	-	(11)	(77,221)
Retirements	(1,262)	-	(956)	(38,240)		(104)	(476)	(4)	-	(8,902)	(49,944)
Depreciation expenses	-	-	(7,161)	(521,688)		(16,196)	(11,649)	(378)	(13,973)	(174,474)	(745,519)
Foreing exchange	(932)	(11,786)	(18,248)	(129,933)		(6,126)	(13,269)	(638)	(1,659)	(252,709)	(435,300)
Other increases (decreases)	168,016	(889)	(49,089)	(150,677)		11	68,877	308	9	(2,058)	34,508
Changes, total	205,533	(12,675)	(75,515)	386,986		(7,120)	45,175	(440)	(2,435)	(373,928)	165,581
Closing balance as of December 31, 2015	1,142,812	45,313	91,491	7,341,075		43,889	88,958	1,525	54,088	2,129,506	10,938,657

(*)	During the first half of 2014 four Boeing 777-300ER aircraft were sold and subsequently leased.

(**)	During the first half of 2015 three Airbus A340 aircraft were sold.
During the second half of 2015 seven Dash-200 aircraft were sold.
During the second half of 2015 two Airbus A319 aircraft were sold.

62

(b)	Composition of the fleet:

		Aircraft included
		in the Company´s Property,				Operating		Total
		plant and equipment				leases		fleet
		As of		As of		As of	As of	As of		As of
		December 31,		December 31,		December 31,	December 31,	December 31,		December 31,
Aircraft	Model	2015		2014		2015	2014	2015		2014
Boeing 767	300ER	34		34		4	4	38		38
Boeing 767	300F	8	(2)	8	(1)	3	3	11	(2)	11	(1)
Boeing 777	300ER	4		4		6	6	10		10
Boeing 777	Freighter	2	(3)	2		2	2	4	(3)	4
Boeing 787	800	6		6		4	4	10		10
Boeing 787	900	3		-		4	-	7		-
Airbus A319	100	38		40		12	12	50		52
Airbus A320	200	95		95		59	63	154		158
Airbus A321	200	26		18		10	3	36		21
Airbus A330	200	8		8		2	5	10		13
Airbus A340	300	-		3		-	-	-		3
Airbus A350	900	1		-		-	-	1		-
Bombardier	Dhc8-200	-		2		-	5	-		7
Total		225		220		106	107	331		327

(1) Two aircraft leased to FEDEX

(2) Three aircraft leased to FEDEX

(3) One aircraft leased to DHL

(c)	Method used for the depreciation of Property, plant and equipment:

	Method	Useful life
		minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	20
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	5
Other property, plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	10	20

(*)    Except for certain technical components, which are depreciated on the basis of cycles and flight hours.

The aircraft with remarketing clause (**) under modality of financial leasing, which are depreciated according to the duration of their contracts, between 12 and 18 years. Its residual values are estimated according to market value at the end of such contracts.

(**)   Aircraft with remarketing clause are those that are required to sell at the end of the contract.

The depreciation charged to income in the period, which is included in the consolidated statement of income, amounts to ThUS$ 745,519 (ThUS$ 777,936 at December 31, 2014). Depreciation charges for the year are recognized in Cost of sales and administrative expenses in the consolidated statement of income.

63

(d)       Additional information regarding Property, plant and equipment:

(i)  Property, plant and equipment pledged as guarantee:

In the period ended December 31, 2015, direct guarantees by eight Airbus A321-200 aircraft, three Boeing 787-9 aircraft and one Airbus A350 aircraft were added. Additionally, as a result of the transfer plan fleet of TAM Linhas Aéreas S.A. to LATAM Airlines Group S.A.. the direct guarantee of one Airbus A320-200 aircraft was added.

Description of Property, plant and equipment pledged as guarantee:

			As of		As of
			December 31,		December 31,
			2015		2014
Creditor of	Assets		Existing	Book	Existing	Book
guarantee	committed	Fleet	Debt	Value	Debt	Value
			ThUS$	ThUS$	ThUS$	ThUS$
Wilmington	Aircraft and engines	Airbus A321 / A350	374,619	478,667	-	-
Trust Company		Boeing 767	907,356	1,220,541	1,001,311	1,277,357
		Boeing 777 / 787	712,059	834,567	452,622	518,788
Banco Santander S.A.	Aircraft and engines	Airbus A319	58,527	95,387	66,318	100,485
		Airbus A320	524,682	749,192	585,008	788,706
		Airbus A321	36,334	45,380	39,739	45,161
BNP P aribas	Aircraft and engines	Airbus A319	154,828	229,798	174,714	238,103
		Airbus A320	145,506	192,957	162,304	207,881
Credit Agrico le	Aircraft and engines	Airbus A319	37,755	84,129	55,797	121,038
		Airbus A320	115,339	214,726	157,514	219,460
		Airbus A321	50,591	97,257	60,288	63,939
J P Morgan	Aircraft and engines	Boeing 777	215,265	263,366	237,463	278,169
Wells Fargo	Aircraft and engines	Airbus A320	279,478	348,271	305,949	360,064
Bank of Utah	Aircraft and engines	Airbus A320	240,094	312,573	259,260	327,094
Natixis	Aircraft and engines	Airbus A320	56,223	81,355	48,814	55,946
		Airbus A321	413,201	722,876	405,416	488,198
Citibank N. A.	Aircraft and engines	Airbus A320	127,135	172,918	142,591	146,535
		Airbus A321	49,464	73,122	55,836	59,452
HSBC	Aircraft and engines	Airbus A320	53,583	64,241	59,005	59,342
KfW IP EX-Bank	Aircraft and engines	Airbus A320	13,593	16,838	16,088	17,516
P K AirFinance US, Inc.	Aircraft and engines	Airbus A320	62,514	48,691	69,721	70,102
Total direct guarantee			4,628,146	6,346,852	4,355,758	5,443,336

The amounts of existing debt are presented at nominal value. Book value corresponds to the carrying value of the goods provided as guarantees.

Additionally, there are indirect guarantees related to assets recorded in Property, plant and equipment whose total debt at December 31, 2015 amounted to ThUS$ 1,311,088 (ThUS$ 1,626,257 at December 31, 2014). The book value of assets with indirect guarantees as of December 31, 2015 amounts to ThUS$ 2,001,605 (ThUS$ 2,335,135 as of December 31, 2014).

64

(ii) Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$

Gross book value of fully depreciated property, plant and equipment still in use	129,766	138,960
Commitments for the acquisition of aircraft (*)	19,800,000	21,500,000

(*) Acording to the manufacturer’s price list.

Purchase commitment of aircraft

	Year of delivery
Manufacturer	2016	2017	2018	2019	2020	2021	Total
Airbus S.A.S.	23	24	24	10	14	13	108
A320-NEO	2	18	16	8	8	-	52
A321	15	-	-	-	-	-	15
A321-NEO	-	-	6	-	4	5	15
A350	6	6	2	2	2	8	26
The Boeing Company	4	1	4	6	-	-	15
B777	-	-	-	2	-	-	2
B787-8	-	-	-	4	-	-	4
B787-9	4	1	4	-	-	-	9
Total	27	25	28	16	14	13	123

In July 2014 the cancellation of 4 Airbus A320 was signed and changing 12 Airbus A320 aircraft for 12 Airbus A320 NEO aircraft. In December 2014 a contract was signed changing 4 Airbus A320 aircraft for 4 Airbus A320 NEO aircraft and changing 9 Airbus A321 aircraft for 9 Airbus A321 NEO aircraft. In September 2015 the change of 6 Airbus A350-900 aircraft for 6 Airbus A350-1000 aircraft was signed. Additionally, in November 2015 the change of 6 Airbus A350-900 aircraft to 6 Airbus A350-1000 aircraft was signed.

At December 31, 2015, as a result of the different aircraft purchase agreements signed with Airbus S.A.S., 82 aircraft Airbus A320 family, with deliveries between 2016 and 2021, and 26 Airbus aircraft A350 family with delivery dates starting from 2016 remain to be received.

The approximate amount is ThUS$ 16,300,000, according to the manufacturer’s price list. Additionally, the Company has valid purchase options for 5 Airbus A350 aircraft.

In April 2015 the change of 8 Boeing 787-8 aircraft for 8 Boeing 787-8 aircraft was signed.

As of December 31, 2015, and as a result of different aircraft purchase contracts signed with The Boeing Company, a total of 13 787 Dreamliner aircraft, with delivery dates between 2016 and 2019, and two 777 with delivery expected for 2019 remain to be received.

The approximate amount, according to the manufacturer’s price list, is ThUS$ 3,500,000.

65

(iii)      Capitalized interest costs with respect to Property, plant and equipment.

		For the periods ended
		December 31,
		2015	2014	2013
Average rate of capitalization of capitalized interest costs	%	2.79	2.84	3.63
Costs of capitalized interest	ThUS$	22,551	18,426	25,625

(iv)    Financial leases

The detail of the main financial leases is as follows:

			As of	As of
			December 31,	December 31,
Lessor	Aircraft	Model	2015	2014

Agonandra Statutory Trust	Airbus A319	100	-	4
Agonandra Statutory Trust	Airbus A320	200	2	2
Becacina Leasing LLC	Boeing 767	300ER	1	1
Caiquen Leasing LLC	Boeing 767	300F	1	1
Cernicalo Leasing LLC	Boeing 767	300F	2	2
Chirihue Leasing Trust	Boeing 767	300F	2	2
Cisne Leasing LLC	Boeing 767	300ER	2	2
Codorniz Leasing Limited	Airbus A319	100	2	2
Conure Leasing Limited	Airbus A320	200	2	2
Flamenco Leasing LLC	Boeing 767	300ER	1	1
FLYAFI 1 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 2 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 3 S.R.L.	Boeing 777	300ER	1	1
Forderum Holding B.V. (GECAS)	Airbus A320	200	2	2
Garza Leasing LLC	Boeing 767	300ER	1	1
General Electric Capital Corporation	Airbus A330	200	3	3
Intraelo BETA Corpotation (KFW)	Airbus A320	200	1	1
Juliana Leasing Limited	Airbus A320	200	2	2
Linnet Leasing Limited	Airbus A320	200	-	4
Loica Leasing Limited	Airbus A319	100	2	2
Loica Leasing Limited	Airbus A320	200	2	2
Mirlo Leasing LLC	Boeing 767	300ER	1	1
NBB Rio de Janeiro Lease CO and Brasilia Lease LLC (BBAM)	Airbus A320	200	1	1
NBB São Paulo Lease CO. Limited (BBAM)	Airbus A321	200	1	1
Osprey Leasing Limited	Airbus A319	100	8	8
Petrel Leasing LLC	Boeing 767	300ER	1	1
Pilpilen Leasing Limited	Airbus A320	200	4	-
Pochard Leasing LLC	Boeing 767	300ER	2	2
Quetro Leasing LLC	Boeing 767	300ER	3	3
SG Infraestructure Italia S.R.L.	Boeing 777	300ER	1	1
SL Alcyone LTD (Showa)	Airbus A320	200	1	1
TMF Interlease Aviation B.V.	Airbus A320	200	-	1
TMF Interlease Aviation B.V.	Airbus A330	200	1	1
TMF Interlease Aviation II B.V.	Airbus A319	100	5	5
TMF Interlease Aviation II B.V.	Airbus A320	200	2	2
Tricahue Leasing LLC	Boeing 767	300ER	3	3
Wacapou Leasing S.A	Airbus A320	200	1	1
Total			66	71

66

Financial leasing contracts where the Company acts as the lessee of aircrafts establish duration between 12 and 18 year terms and semi-annual, quarterly and monthly payments of obligations.

Additionally, the lessee will have the obligation to contract and maintain active the insurance coverage for the aircraft, perform maintenance on the aircraft and update the airworthiness certificates at their own cost.

Fixed assets acquired under financial leases are classified as Other property, plant and equipment. As of December 31, 2015 the Company had sixty six aircraft (seventy one aircraft as of December 31, 2014).

As of December 31, 2015, as a result of the transfer plan fleet of TAM Linhas Aéreas S.A. to LATAM Airlines Group S.A., the Company reduces its number of aircraft leasing in four Airbus A319-100 and one Airbus A320-200 aircraft.

The book value of assets under financial leases as of December 31, 2015 amounts to ThUS$ 2,030,723 (ThUS$ 2,379,789 as of December 31, 2014).

The minimum payments under financial leases are as follows:

	As of December 31, 2015			As of December 31, 2014			As of December 31, 2013
	Gross		Present	Gross		Present	Gross		Present
	Value	Interest	Value	Value	Interest	Value	Value	Interest	Value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

No later than one year	360,862	(47,492)	313,370	403,840	(48,197)	355,643	462,157	(53,925)	408,232
Between one and five years	1,003,237	(75,363)	927,874	1,121,190	(97,909)	1,023,281	1,406,384	(118,702)	1,287,682
Over five years	95,050	(1,406)	93,644	261,877	(6,409)	255,468	633,120	(19,562)	613,558
Total	1,459,149	(124,261)	1,334,888	1,786,907	(152,515)	1,634,392	2,501,661	(192,189)	2,309,472

NOTE 17 - CURRENT AND DEFERRED TAXES

In the period ended December 31, 2015, the income tax provision was calculated at the rate of 22.5% for the business year 2015, in accordance with the recently enacted Law No. 20,780 published in the Official Journal of the Republic of Chile on September 29, 2014.

Among the main changes is the progressive increase of the First Category Tax which will reach 27% in 2018 if the “Partially Integrated Taxation System”(*) is chosen. Alternatively, if the Company chooses the “Attributed Income Taxation System”(*) the top rate would reach 25% in 2017.

As LATAM Airlines Group S.A. is a public company, by default it must choose the “Partially Integrated Taxation System”, unless a future Extraordinary Meeting of Shareholders of the Company agrees, by a minimum of 2/3 of the votes, to choose the “Attributed Income Taxation System”. This decision must be taken at the latest in the last quarter of 2016.

67

On February 8, 2016, an amendment to the abovementioned Law was issued (as Law 20,899) stating, as its main amendments, that Companies such Latam Airlines Group S.A. had to mandatorily choose the "Partially Integrated Taxation System"(*) and could not elect to use the other system.

The effects of the updating of deferred tax assets and liabilities according to rates changes introduced by Law No. 20,780 depending on their period back were recorded on income for the business year 2014. The total effect on income was ThUS $ 150,210, which is explained by an increase in deferred tax assets of ThUS$ 87 and an increase in deferred tax liabilities of ThUS$ 145,253 and an increase in equity by deferred tax of ThUS$ 5,044. The net effect on the assets and liabilities by deferred tax was an increase on liabilities for ThUS$ 145,166.

Deferred tax assets and liabilities are offset if there is a legal right to offset assets and liabilities for income taxes relating to the same entity and tax authority.

(*) The Partially Integrated Taxation System is one of the tax regimes approved through the Tax Reform previously mentioned, which is based on the taxation by the perception of profits and the Attributed Income Taxation System is based on the taxation by the accrual of profits.

(a)	Current taxes

(a.1)	The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provisional monthly payments (advances)	43,935	68,752	-	-	43,935	68,752
Other recoverable credits	20,080	31,956	25,629	17,663	45,709	49,619
Total current tax assets	64,015	100,708	25,629	17,663	89,644	118,371

(a.2)	The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Income tax provision	19,001	16,712	-	-	19,001	16,712
Additional tax provision	377	1,177	-	-	377	1,177
Total current tax liabilities	19,378	17,889	-	-	19,378	17,889

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(b)	Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
	As of	As of	As of	As of
Concept	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(14,243)	(23,675)	1,103,017	847,965
Leased assets	(25,299)	(102,457)	137,741	83,318
Amortization	(5,748)	(31,750)	92,313	128,350
Provisions	210,992	416,153	(70,028)	65,076
Revaluation of financial instruments	709	270	(7,575)	(12,536)
Tax losses	212,067	151,569	(797,715)	(571,180)
Revaluation property, plant and equipment	-	-	(4,081)	(5,999)
Intangibles	-	-	355,952	523,275
Others	(1,883)	(2,787)	1,941	(6,375)
Total	376,595	407,323	811,565	1,051,894

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(a) From January 1 to December 31, 2013

	Opening	Recognized in	Recognized in	Exchange		Ending
	Balance	consolidated	comprehensive	rate		balance
	Assets/(liabilities)	income	income	variation	Others	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(454,845)	(124,584)	-	4,432	-	(574,997)
Leased assets	(268,619)	70,807	-	4,050	-	(193,762)
Amortization	(76,763)	(49,985)	-	2,391	-	(124,357)
Provisions	555,423	35,636	-	(65,818)	-	525,241
Revaluation of financial instruments	36,919	146	(19,345)	(1,650)	-	16,070
Tax losses (*)	420,578	148,266	-	(17,316)	-	551,528
Revaluation property, plant and equipment	22,892	3,290	-	(7,638)	-	18,544
Intangibles	(680,167)	-	-	86,842	-	(593,325)
Others	28,310	9,543	-	(28,070)	1,009	10,792
Total	(416,272)	93,119	(19,345)	(22,777)	1,009	(364,266)

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(b) From January 1 to December 31, 2014

	Opening	Recognized in	Recognized in	Exchange	Effect from		Ending
	balance	consolidated	comprehensive	rate	change in		balance
	Assets/(liabilities)	income	income	variation	tax rate	Others	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(574,997)	(74,623)	-	3,575	(225,595)	-	(871,640)
Leased assets	(193,762)	47,749	-	3,267	(43,029)	-	(185,775)
Amortization	(124,357)	(21,621)	-	1,928	(16,050)	-	(160,100)
Provisions	525,241	(99,262)	-	(53,090)	(21,812)	-	351,077
Revaluation of financial instruments	16,070	(53,675)	47,979	(1,331)	3,763	-	12,806
Tax losses (*)	551,528	147,798	-	(13,968)	163,596	(126,205)	722,749
Revaluation property, plant and equipment	18,544	(6,384)	-	(6,161)	-	-	5,999
Intangibles	(593,325)	-	-	70,050	-	-	(523,275)
Others	10,792	13,455	-	(26,200)	(6,039)	11,580	3,588
Total	(364,266)	(46,563)	47,979	(21,930)	(145,166)	(114,625)	(644,571)

(c) From January 1 to December 31, 2015

	Opening	Recognized in	Recognized in	Exchange		Ending
	balance	consolidated	comprehensive	rate		balance
	Assets/(liabilities)	income	income	variation	Others	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(871,640)	(254,160)	-	8,540	-	(1,117,260)
Leased assets	(185,775)	14,932	-	7,803	-	(163,040)
Amortization	(160,100)	57,433	-	4,606	-	(98,061)
Provisions	351,077	52,845	3,911	(126,813)	-	281,020
Revaluation of financial instruments	12,806	19,760	(21,103)	(3,179)	-	8,284
Tax losses (*)	722,749	320,397	-	(33,364)	-	1,009,782
Revaluation property, plant and equipment	5,999	12,799	-	(14,717)	-	4,081
Intangibles	(523,275)	-	-	167,323	-	(355,952)
Others	3,588	46,898	-	(47,465)	(6,845)	(3,824)
Total	(644,571)	270,904	(17,192)	(37,266)	(6,845)	(434,970)

(*) In relation to the Tax Recovery Program (REFIS), established in Law No. 11,941/09, the Provisional Measure No. 651/2014 approved by the Brazilian National Congress and signed into Law No. 13,043/14, in its Section VIII, Article 33, establishes that taxpayers that have tax debts can anticipate paying their tax debt by using tax credits related to tax loss carryforwards up to an amount of 70% of the total debt if they pay the other 30% in cash. The Company adhered to the program and paid its debt through this mechanism.

Therefore, during the business year 2014 the company TAM Linhas Aéreas S.A. decreased its liability associated with the REFIS program using its deferred tax assets related to its tax loss of ThUS $ 126,205 at December 31, 2015, generating no effect on the outcome of tax.

70

Deferred tax assets not recognized:	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$
Tax losses	15,513	2,781
Total Deferred tax assets not recognized	15,513	2,781

Deferred tax assets on tax loss carry-forwards, are recognized to the extent that it is likely to provide relevant tax benefit through future taxable profits. During the business year 2015, the Company has not recognized deferred tax assets of ThUS$ 15,513 (ThUS$ 2,781 at December 31, 2014) according with a loss of ThUS$ 45,628 (ThUS$ 11,620 at December 31, 2014) to offset against future years tax benefits.

Deferred tax expense and current income taxes:

	For the period ended
	December 31,
	2015	2014	2013
	ThUS$	ThUS$	ThUS$
Current tax expense
Current tax expense	92,916	97,782	73,611
Adjustment to previous period’s current tax	(395)	(2,151)	(561)
Total current tax expense, net	92,521	95,631	73,050

Deferred tax expense
Deferred expense for taxes related to the creation and reversal of temporary differences	(270,904)	196,676	(92,863)
Reduction (increase) in value of deferred tax assets during the evaluation of its usefulness	-	97	(256)
Total deferred tax expense, net	(270,904)	196,773	(93,119)
Income tax expense	(178,383)	292,404	(20,069)

71

Composition of income tax expense (income):

	For the period ended
	December 31,
	2015	2014	2013
	ThUS$	ThUS$	ThUS$

Current tax expense, net, foreign	89,460	92,272	61,118
Current tax expense, net, Chile	3,061	3,359	11,932
Total current tax expense, net	92,521	95,631	73,050

Deferred tax expense, net, foreign	(280,445)	168,049	(112,047)
Deferred tax expense, net, Chile	9,541	28,724	18,928
Deferred tax expense, net, total	(270,904)	196,773	(93,119)
Income tax expense	(178,383)	292,404	(20,069)

Profit before tax by the legal tax rate in Chile (22.5% and 21% at December 31, 2015 and 2014, respectively)

	For the period ended			For the period ended
	December 31,			December 31,
	2015	2014	2013	2015	2014	2013
	ThUS$	ThUS$	ThUS$	%	%	%

Tax expense using the legal rate (*)	(89,472)	6,805	(61,035)	22.50	21.00	20.00
Tax effect by change in tax rate (*)	-	150,210	-	-	463.55	-
Tax effect of rates in other jurisdictions	(21,803)	112,563	(34,287)	5.48	347.37	11.24
Tax effect of non- taxable operating revenues	(106,381)	(60,960)	(24,004)	26.75	(188.12)	7.87
Tax effect of disallowable expenses	38,677	88,643	98,211	(9.73)	273.55	(32.18)
Other increases (decreases) in legal tax charge	596	(4,857)	1,046	(0.15)	(14.99)	(0.34)
Total adjustments to tax expense using the legal rate	(88,911)	285,599	40,966	22.35	881.36	(13.41)
Tax expense using the effective rate	(178,383)	292,404	(20,069)	44.85	902.36	6.59

(*) On September 29, 2014, Law No. 20,780 "Amendment to the system of income taxation and introduces various adjustments in the tax system." was published in the Official Journal of the Republic of Chile. Within major tax reforms that this law contains, the First- Category Tax rate is gradually modified from 2014 to 2018 and should be declared and paid in tax year 2015.

Thus, at December 31, 2014, the Company recognized a loss ThUS$ 150,210 as a result of the rate increase.

72

Deferred taxes related to items charged to net equity:

	For the period ended
	December 31,
	2015	2014
	ThUS$	ThUS$

Aggregate deferred taxation of components of other comprehensive income	(17,192)	40,227
Tax effect by change legal tax rate in other comprehensive income (*)	-	7,752
Aggregate deferred taxation related to items charged to net equity	(992)	(3,389)
Tax effect by change legal tax rate in net equity (*)	-	(2,708)

(*) Correspond to the tax by tax rate increases Law No. 20,780, tax reform, published in the Official Journal of the Republic of Chile on September 29, 2014.

NOTE 18 - OTHER FINANCIAL LIABILITIES

The composition of Other financial liabilities is as follows:

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$
Current
(a) Interest bearing loans	1,510,146	1,397,382
(b) Derivatives not recognized as a hedge	-	1,190
(c) Hedge derivatives	134,089	226,043
Total current	1,644,235	1,624,615

Non-current
(a) Interest bearing loans	7,516,257	7,360,685
(c) Hedge derivatives	16,128	28,327
Total non-current	7,532,385	7,389,012

73

(a) Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$

Current
Loans to exporters	387,409	327,278
Bank loans	80,188	98,711
Guaranteed obligations	591,148	502,938
Other guaranteed obligations	32,513	31,798
Subtotal bank loans	1,091,258	960,725
Obligation with the public	10,999	21,206
Financial leases	324,859	364,514
Other loans	83,030	50,937
Total current	1,510,146	1,397,382
Non-current
Bank loans	564,128	415,667
Guaranteed obligations	4,122,995	3,827,018
Other guaranteed obligations	-	32,492
Subtotal bank loans	4,687,123	4,275,177
Obligation with the public (1)	1,294,882	1,111,481
Financial leases	1,015,779	1,344,520
Other loans	518,473	629,507
Total non-current	7,516,257	7,360,685
Total obligations with financial institutions	9,026,403	8,758,067

(1) On June 9, 2015 LATAM Airlines Group S.A. has issued and placed on the international market under Rule 144-A and Regulation S of the securities laws of the United States of America, unsecured long-term bonds in the amount of US$ 500,000,000, maturing 2020, at interest rate of 7.25% per annum.

As reported in the Essential Matter of May 20 and June 5, 2015, the Issuance and placement of the Bonds 144-A shall be: (i) finance the repurchase, conversion and redemption of secured long-term bonds issued by the company TAM Capital 2 Inc., under Rule 144-A and Regulation S of the securities laws of the United States of America, maturing 2020; (ii) in the event there is any remnant fund other general corporate purposes. The aforementioned bonds TAM Capital 2 Inc. were redeemed in whole (US$ 300,000,000) through a process of exchange for new bonds dated June 9, 2015 and then the remaining bonds were redeemed by running the prepay dated June 18, 2015.

All interest-bearing liabilities are recorded using the effective interest rate method. Under IFRS, the effective interest rate for loans with a fixed interest rate does not vary throughout the loan, while in the case of loans with variable interest rates, the effective rate changes on each date of reprising of the loan.

74

Currency balances that make the interest bearing loans:

	As of	As of
	December 31,	December 31,
	2015	2014
Currency	ThUS$	ThUS$
Argentine peso	-	39,053
Brazilian real	3,387	53,410
Chilean peso (U.F.)	210,423	187,614
Euro	-	547
US Dollar	8,812,593	8,477,443
Total	9,026,403	8,758,067

75

Préstamos que devengan intereses por tramos de vencimiento a131 de diciembre de 2015

Nombre empresa deudora: LATAM Airlines Group S.A. y Filiales, Rut 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	100,000	-	-	-	-	100,000	100,183	-	-	-	-	100,183	At Expiration	1.00	1.00
97.036.000-K	SANTANDER	Chile	US$	100,000	-	-	-	-	100,000	100,067	-	-	-	-	100,067	At Expiration	1.44	1.44
97.030.000-7	ESTADO	Chile	US$	55,000	-	-	-	-	55,000	55,088	-	-	-	-	55,088	At Expiration	1.05	1.05
97.004.000-5	CHILE	Chile	US$	50,000	-	-	-	-	50,000	50,006	-	-	-	-	50,006	At Expiration	1.42	1.42
97,003,000-K	BANCO DO BRASIL	Chile	US$	70,000	-	-	-	-	70,000	70,051	-	-	-	-	70,051	At Expiration	1.18	1.18
97.951.000-4	HSBC	Chile	US$	12,000	-	-	-	-	12,000	12,014	-	-	-	-	12,014	At Expiration	0.66	0.66
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	17,631	52,893	105,837	34,774	-	211,135	18,510	52,892	104,385	34,635	-	210,422	Quarterly	4.18	4.18
0-E	BLADEX	U.S.A.	US$	-	7,500	27,500	15,000	-	50,000	134	7,500	27,125	14,875	-	49,634	Semiannual	4.58	4.58
0-E	DVB BANK SE	U.S.A.	US$	-	-	153,514	-	-	153,514	14	-	153,514	-	-	153,528	Quarterly	1.67	1.67
97.036.000-K	SANTANDER	Chile	US$	-	-	226,712	-	-	226,712	650	-	226,712	-	-	227,362	Quarterly	2.24	2.24
Obligations with the public
0-E	BANK OF YORK	U.S.A.	US$	-	-	-	500,000	-	500,000	2,383	-	-	486,962	-	489,345	At Expiration	7.77	7.25
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	29,633	88,188	204,722	54,074	12,410	389,027	30,447	88,189	203,286	54,074	12,410	388,406	Quarterly	1.83	1.66
0-E	BNP PARIBAS	U.S.A.	US$	8,162	25,012	70,785	75,028	140,410	319,397	9,243	25,012	70,335	74,917	140,407	319,914	Quarterly	2.29	2.22
0-E	WELLS FARGO	U.S.A.	US$	30,895	93,511	255,536	264,770	536,039	1,180,751	34,933	93,511	227,704	252,054	525,257	1,133,459	Quarterly	2.27	1.57
0-E	WILMINGTON TRUST	U.S.A.	US$	-	48,264	85,183	90,694	451,555	675,696	5,691	48,263	81,867	88,977	448,016	672,814	Quarterly	4.25	4.25
0-E	CITIBANK	U.S.A.	US$	17,042	51,792	143,168	150,792	254,208	617,002	18,545	51,792	133,740	146,362	249,406	599,845	Quarterly	2.40	1.64
97.036.000-K	SANTANDER	Chile	US$	5,233	15,862	43,552	45,416	49,606	159,669	5,514	15,862	41,434	44,599	49,281	156,690	Quarterly	1.47	0.93
0-E	BTMU	U.S.A.	US$	2,714	8,250	22,801	24,007	39,182	96,954	2,897	8,250	21,336	23,376	38,789	94,648	Quarterly	1.82	1.22
0-E	APPLE BANK	U.S.A.	US$	1,333	4,055	11,211	11,828	19,715	48,142	1,478	4,056	10,483	11,513	19,515	47,045	Quarterly	1.72	1.12
0-E	US BANK	U.S.A.	US$	14,483	43,948	120,924	126,550	285,134	591,039	17,232	43,948	102,607	117,968	277,195	558,950	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	4,767	14,667	32,449	25,826	58,989	136,698	5,342	14,666	32,448	25,826	58,989	137,271	Quarterly	3.40	3.40
0-E	NATIXIS	France	US$	11,698	35,914	97,434	83,289	241,088	469,423	12,351	35,914	97,434	83,289	241,088	470,076	Quarterly	2.08	2.05
0-E	HSBC	U.S.A.	US$	1,374	4,180	11,533	12,112	24,384	53,583	1,504	4,180	11,533	12,112	24,384	53,713	Quarterly	2.40	1.59
0-E	PK AIRFINANCE	U.S.A.	US$	1,882	5,846	17,171	19,744	17,871	62,514	1,937	5,846	17,171	19,744	17,871	62,569	Monthly	2.04	2.04
0-E	KFW IPEX-BANK	Germany	US$	653	2,028	5,314	3,958	1,640	13,593	655	2,028	5,314	3,958	1,640	13,595	Quarterly	2.45	2.45
-	SWAP Aviones llegados	-	US$	502	1,360	2,521	765	-	5,148	502	1,360	2,521	765	-	5,148	Quarterly	-	-
Other guaranteed obligations
0-E	DVB BANK SE	U.S.A.	US$	8,054	24,438	-	-	-	32,492	8,075	24,438	-	-	-	32,513	Quarterly	2.32	2.32
Financial leases
0-E	ING	U.S.A.	US$	8,108	23,191	36,868	26,831	-	94,998	8,894	23,191	36,066	26,682	-	94,833	Quarterly	5.13	4.57
0-E	CREDIT AGRICOLE	France	US$	1,666	5,131	7,158	-	-	13,955	1,700	5,131	7,158	-	-	13,989	Quarterly	1.28	1.28
0-E	CITIBANK	U.S.A.	US$	4,687	14,447	41,726	36,523	-	97,383	5,509	14,447	40,684	36,330	-	96,970	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	15,246	46,858	108,403	22,407	-	192,914	16,536	46,858	106,757	22,324	-	192,475	Quarterly	5.37	4.77
0-E	BNP PARIBAS	U.S.A.	US$	9,956	30,678	81,373	31,100	-	153,107	10,494	30,678	79,983	30,958	-	152,113	Quarterly	4.08	3.64
0-E	WELLS FARGO	U.S.A.	US$	4,519	13,784	38,531	41,238	23,556	121,628	4,919	13,784	37,247	40,819	23,486	120,255	Quarterly	3.98	3.54
0-E	DVB BANK SE	U.S.A.	US$	4,567	13,873	14,127	-	-	32,567	4,625	13,873	14,127	-	-	32,625	Quarterly	2.06	2.06
0-E	BANC OF AMERICA	U.S.A.	US$	674	2,096	-	-	-	2,770	676	2,096	-	-	-	2,772	Monthly	1.41	1.41
Other loans
0-E	BOEING	U.S.A.	US$	-	-	151,362	-	-	151,362	2,294	-	151,363	-	-	153,657	At Expiration	1.80	1.80
0-E	CITIBANK (*)	U.S.A.	US$	19,361	60,251	174,178	196,210	-	450,000	20,485	60,251	174,178	192,932	-	447,846	Quarterly	6.00	6.00
	Total			611,840	738,017	2,291,593	1,892,936	2,155,787	7,690,173	641,578	738,016	2,218,512	1,846,051	2,127,734	7,571,891

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

76

Interest-bearing loans due in installments to December 31, 2015

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values

					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Préstamos bancarios
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	115	356	1,031	1,162	689	3,353	132	356	1,031	1,162	689	3,370	Monthly	6.01	6.01
Obligaciones con el público
0-E	THE BANK OF NEW YORK	U.S.A.	US$	-	-	300,000	-	500,000	800,000	7,506	1,110	301,722	5,171	501,027	816,536	At Expiration	8.17	8.00
Arrendamientos financieros
0-E	AFS INVESTMENT IXLLC	U.S.A.	US$	1,972	6,085	17,540	17,908	-	43,505	2,176	6,085	17,540	17,908	-	43,709	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,370	10,397	20,812	15,416	-	49,995	3,461	10,396	20,813	15,416	-	50,086	Monthly	1.43	1.43
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	4,500	-	-	-	-	4,500	4,528	-	-	-	-	4,528	Quarterly	3.25	3.25
0-E	DVB BANK SE	U.S.A.	US$	118	355	282	-	-	755	120	355	282	-	-	757	Monthly	1.64	1.64
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	3,654	11,137	8,970	-	-	23,761	3,697	11,137	8,970	-	-	23,804	Monthly	1.25	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,097	6,401	15,186	12,215	-	36,899	3,163	6,401	15,186	12,215	-	36,965	Monthly/Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	2,505	5,387	17,359	19,682	70,087	115,020	3,476	5,387	17,360	19,682	70,088	115,993	Quarterly/Semiannual	3.85	3.85
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	1,276	21,769	-	-	-	23,045	1,316	21,769	-	-	-	23,085	Monthly	1.75	1.75
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	383	1,101	2,617	14,267	-	18,368	418	1,101	2,617	14,267	-	18,403	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	8,148	25,003	71,311	208,024	-	312,486	9,552	25,003	71,311	208,024	-	313,890	Quarterly	3.63	3.55
0-E	BANCO IBM S.A	Brazil	BRL	217	651	860	-	-	1,728	217	651	860	-	-	1,728	Monthly	14.14	14.14
0-E	HP FINANCIAL SERVICE	Brazil	BRL	168	529	185	-	-	882	169	529	185	-	-	883	Monthly	10.02	10.02
0-E	SOCIETE GENERALE	France	BRL	85	256	434	-	-	775	85	256	434	-	-	775	Monthly	14.14	14.14
	Total			29,608	89,427	456,587	288,674	570,776	1,435,072	40,016	90,536	458,311	293,845	571,804	1,454,512

	Total consolidado			641,448	827,444	2,748,180	2,181,610	2,726,563	9,125,245	681,594	828,552	2,676,823	2,139,896	2,699,538	9,026,403

77

Interest-bearing loans due in installments to December 31, 2014

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters
97.032.000-8	BBVA	Chile	US$	100,000	-	-	-	-	100,000	100,058	-	-	-	-	100,058	At expiration	0.40	0.40
97.036.000-K	SANTANDER	Chile	US$	45,000	-	-	-	-	45,000	45,040	-	-	-	-	45,040	At expiration	0.34	0.34
97.030.000-7	ESTADO	Chile	US$	55,000	-	-	-	-	55,000	55,022	-	-	-	-	55,022	At expiration	0.52	0.52
97.006.000-6	BCI	Chile	US$	100,000	-	-	-	-	100,000	100,140	-	-	-	-	100,140	At expiration	0.47	0.47
76.645.030-K	ITAU	Chile	US$	15,000	-	-	-	-	15,000	15,018	-	-	-	-	15,018	At expiration	0.65	0.65
97.951.000-4	HSBC	Chile	US$	12,000	-	-	-	-	12,000	12,000	-	-	-	-	12,000	At expiration	0.50	0.50
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	14,242	42,725	113,934	17,367	-	188,268	15,542	42,725	112,160	17,187	-	187,614	Quarterly	4.85	4.85
0-E	CITIBANK	Argentina	ARS	-	17,542	-	-	-	17,542	122	17,542	-	-	-	17,664	Monthly	31.00	31.00
0-E	BBVA	Argentina	ARS	-	21,050	-	-	-	21,050	339	21,050	-	-	-	21,389	Monthly	33.00	33.00
97.036.000-K	BBVA	Chile	US$	-	-	282,967	-	-	282,967	928	-	282,967	-	-	283,895	Quarterly	2.33	2.33
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	17,225	52,658	105,594	62,209	35,883	273,569	17,745	52,658	105,594	62,209	35,883	274,089	Quarterly	1.68	1.43
0-E	BNP PARIBAS	U.S.A.	US$	7,815	24,005	67,806	73,475	178,116	351,217	8,940	24,005	67,248	73,287	178,078	351,558	Quarterly	2.13	2.04
0-E	WELLS FARGO	U.S.A.	US$	30,351	91,866	251,040	260,112	669,599	1,302,968	34,771	91,866	219,808	245,026	653,056	1,244,527	Quarterly	2.26	1.57
0-E	CITIBANK	U.S.A.	US$	16,624	50,489	139,491	146,931	330,579	684,114	18,154	50,489	128,993	141,745	323,754	663,135	Quarterly	2.24	1.49
97.036.000-K	SANTANDER	Chile	US$	5,127	15,545	42,646	44,472	72,551	180,341	5,418	15,545	40,183	43,413	71,879	176,438	Quarterly	1.32	0.78
0-E	BTMU	U.S.A.	US$	2,649	8,042	22,221	23,393	51,340	107,645	2,838	8,042	20,557	22,621	50,668	104,726	Quarterly	1.64	1.04
0-E	APPLE BANK	U.S.A.	US$	1,296	3,952	10,919	11,516	25,707	53,390	1,448	3,952	10,094	11,131	25,366	51,991	Quarterly	1.63	1.03
0-E	US BANK	U.S.A.	US$	14,158	42,960	118,206	123,705	349,129	648,158	17,169	42,960	97,791	113,644	337,272	608,836	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	4,552	14,031	39,791	24,725	72,180	155,279	5,190	14,031	39,791	24,726	72,180	155,918	Quarterly	3.25	3.25
0-E	NATIXIS	France	US$	9,739	29,807	84,884	87,304	242,496	454,230	10,278	29,807	84,884	87,304	242,496	454,769	Quarterly	1.86	1.81
0-E	HSBC	U.S.A.	US$	1,340	4,082	11,249	11,820	30,514	59,005	1,474	4,082	11,249	11,820	30,514	59,139	Quarterly	2.29	1.48
0-E	PK AirFinance	U.S.A.	US$	1,755	5,452	16,014	18,412	28,088	69,721	1,810	5,452	16,014	18,412	28,088	69,776	Monthly	1.86	1.86
0-E	KFW IPEX-BANK	U.S.A.	US$	611	1,885	5,568	4,334	3,690	16,088	613	1,885	5,568	4,334	3,690	16,090	Quarterly	2.10	2.10
-	SWAP Aircraft arrivals	-	US$	595	1,647	3,333	1,658	157	7,390	595	1,647	3,333	1,658	157	7,390	Quarterly	-	-
Other guaranteed obligations
0-E	DVB BANK SE	U.S.A.	US$	7,877	23,877	32,492	-	-	64,246	7,920	23,878	32,492	-	-	64,290	Quarterly	2.00	2.00
0-E	CREDIT AGRICOLE	U.S.A.	US$	7,459	22,378	61,500	-	-	91,337	7,696	22,378	61,500	-	-	91,574	Quarterly	1.73	1.73
Financial leases
0-E	ING	U.S.A.	US$	7,744	23,786	52,041	31,151	11,806	126,528	8,754	23,786	50,985	30,853	11,771	126,149	Quarterly	4.84	4.33
0-E	CREDIT AGRICOLE	France	US$	1,581	4,877	13,955	-	-	20,413	1,628	4,877	13,955	-	-	20,460	Quarterly	1.20	1.20
0-E	CITIBANK	U.S.A.	US$	4,409	13,657	39,402	44,177	13,804	115,449	5,384	13,657	38,125	43,767	13,762	114,695	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	14,549	44,742	125,130	63,957	3,827	252,205	16,216	44,742	122,596	63,620	3,819	250,993	Quarterly	5.35	4.76
0-E	BNP PARIBAS	U.S.A.	US$	9,457	29,109	83,466	58,792	10,848	191,672	10,125	29,109	81,505	58,421	10,820	189,980	Quarterly	4.14	3.68
0-E	WELLS FARGO	U.S.A.	US$	4,373	13,323	37,242	39,862	44,525	139,325	4,830	13,323	35,710	39,264	44,290	137,417	Quarterly	3.98	3.53
0-E	DVB BANK SE	U.S.A.	US$	4,457	13,545	32,567	-	-	50,569	4,545	13,545	32,567	-	-	50,657	Quarterly	1.89	1.89
0-E	US BANK	U.S.A.	US$	280	11,701	-	-	-	11,981	280	11,701	-	-	-	11,981	Monthly	-	-
0-E	BANC OF AMERICA	U.S.A.	US$	643	2,049	2,770	-	-	5,462	664	2,049	2,770	-	-	5,483	Monthly	1.41	1.41
Other loans
0-E	BOEING	U.S.A.	US$	-	-	179,507	-	-	179,507	3,580	-	179,507	-	-	183,087	At expiration	1.74	1.74
0-E	CITIBANK (*)	U.S.A.	US$	-	-	164,108	184,866	101,026	450,000	1,500	-	164,108	184,866	101,026	451,500	Quarterly	6.00	6.00
	Total			517,908	630,782	2,139,843	1,334,238	2,275,865	6,898,636	543,774	630,783	2,062,054	1,299,308	2,238,569	6,774,488

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

78

Interest-bearing loans due in installments to December 31, 2014

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values

					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	108	335	971	1,094	1,288	3,796	127	336	971	1,094	1,288	3,816	Monthly	6.01	6.01
Obligation with the public
0-E	THE BANK OF NEW YORK	U.S.A.	US$	-	-	300,000	-	800,000	1,100,000	12,178	9,028	304,377	4,583	802,521	1,132,687	At Expiration	7.99	7.19
Financial leases
0-E	AFS INVESTMENT IXLLC	U.S.A.	US$	1,864	5,752	16,580	18,555	8,369	51,120	2,104	5,752	16,580	18,555	8,369	51,360	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,189	9,836	27,070	15,262	7,664	63,021	3,303	9,836	27,070	15,262	7,664	63,135	Monthly	1.42	1.42
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	2,704	32,466	-	-	-	35,170	2,752	32,466	-	-	-	35,218	Quarterly	1.10	1.10
0-E	CREDIT AGRICOLE -CIB	France	US$	1,500	4,500	4,500	-	-	10,500	1,566	4,500	4,500	-	-	10,566	Quarterly/Semiannual	3.25	3.25
0-E	DVB BANK SE	Germany	US$	3,125	9,375	-	-	-	12,500	3,160	9,375	-	-	-	12,535	Quarterly	2.50	2.50
0-E	DVB BANK SE	U.S.A.	US$	197	540	755	-	-	1,492	199	540	755	-	-	1,494	Monthly	1.68	1.68
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	2,296	10,791	23,761	-	-	36,848	2,346	10,791	23,761	-	-	36,898	Monthly	1.25	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,246	10,541	18,037	13,535	5,328	50,687	3,339	10,541	18,037	13,535	5,328	50,780	Monthly/Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	2,887	6,705	20,987	23,723	85,391	139,693	4,044	6,705	20,987	23,723	85,391	140,850	Quarterly/Semiannual	3.87	3.87
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	1,208	3,725	20,360	-	-	25,293	1,256	3,725	20,360	-	-	25,341	Monthly	1.75	1.75
0-E	WACAPOULEASING S.A.	Luxemburg	US$	416	1,198	2,847	2,406	13,115	19,982	456	1,198	2,847	2,406	13,115	20,022	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	7,761	23,859	67,973	74,783	169,730	344,106	8,574	23,859	67,973	74,783	169,730	344,919	Quarterly	3.06	3.58
0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	-	-	-	-	-	-	8	-	-	-	-	8	Monthly	11.70	11.70
0-E	BANCO IBM S.A	Brazil	BRL	319	957	2,514	27	-	3,817	91	957	2,604	27	-	3,679	Monthly	10.58	10.58
0-E	HP FINANCIAL SERVICE	Brazil	BRL	225	707	1,297	-	-	2,229	143	707	1,379	-	-	2,229	Monthly	9.90	9.90
0-E	SOCIETE AIR FRANCE	France	EUR	114	-	-	-	-	114	547	-	-	-	-	547	Monthly	6.82	6.82
0-E	SOCIETE GENERALE	France	BRL	126	377	1,005	135	-	1,643	82	377	1,044	135	-	1,638	Monthly	11.60	11.60
Other loans
0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	30,281	15,576	-	-	-	45,857	30,281	15,576	-	-	-	45,857	Monthly	4.23	4.23
	Total			61,566	137,240	508,657	149,520	1,090,885	1,947,868	76,556	146,269	513,245	154,103	1,093,406	1,983,579

	Total consolidated			579,474	768,022	2,648,500	1,483,758	3,366,750	8,846,504	620,330	777,052	2,575,299	1,453,411	3,331,975	8,758,067

79

(b)	Derivatives not recognized as a hedge

					Total derivative
	Current liabilities		Non-current liabilities		not recognized as a hedge
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Interest rate derivative not recognized as a hedge	-	1,190	-	-	-	1,190
Total derivatives not recognized as a hedge	-	1,190	-	-	-	1,190

(c)	Hedge derivatives

					Total hedge
	Current liabilities		Non-current liabilities		derivatives
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accrued interest from the last date of interest rate swap	4,329	5,173	-	-	4,329	5,173
Fair value of interest rate derivatives	33,518	26,395	16,128	28,327	49,646	54,722
Fair value of fuel derivatives	56,424	157,233	-	-	56,424	157,233
Fair value of foreign currency derivatives	39,818	37,242	-	-	39,818	37,242
Total hedge derivatives	134,089	226,043	16,128	28,327	150,217	254,370

The foreign currency derivatives exchanges are FX forward and cross currency swap.

Hedging operation

The fair values of assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$
Cross currency swaps (CCS) (1)	(49,311)	(38,802)
Interest rate options (2)	-	1
Interest rate swaps (3)	(44,085)	(58,758)
Fuel collars (4)	6,293	(32,772)
Fuel swap (5)	(56,424)	(122,678)
Currency forward US$/GBP$ (6)	7,432	-
Currency options US$/EUR$ (6)	1,438	-
Currency options R$/US$ (6)	933	-
Currency options CLP$/US$ (6)	85	-

(1)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate and the exchange rate dollar-UF of bank loans. These contracts are recorded as cash flow hedges and fair value.

80

(2)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate for long-term loans incurred in the acquisition of aircraft. These contracts are recorded as cash flow hedges.
(3)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.
(4)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.
(5)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.
(6)	Covers the foreign exchange risk exposure of operating cash flows caused mainly by fluctuations in the exchange rate US$/GBP, US$/EUR, R$/US$ and CLP$/US$. These contracts are recorded as cash flow hedges.

During the periods presented, the Company only maintains cash flow hedges and fair value (in the case of CCS). In the case of fuel hedges, the cash flows subject to such hedges will impact results in the next 12 months from the consolidated statement of financial position date, meanwhile in the case of interest rate hedging, the hedges will impact results over the life of the related loans, which are valid initially for 12 years. The hedges on investments will impact results continuously throughout the life of the investment, while the cash flows occur at the maturity of the investment. In the case of currency hedges through a CCS, are generated two types of hedge accounting, a cash flow component by UF, and other fair value by US$ floating rate component.

During the periods presented, no hedging operations of future highly probable transaction that have not been realized have occurred.

Since none of the coverage resulted in the recognition of a non-financial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the period ended
	December 31,
	2015	2014	2013
	ThUS$	ThUS$	ThUS$
Debit (credit) recognized in comprehensive income during the period	80,387	(163,993)	128,166
Debit (credit) transferred from net equity to income during the period	(151,244)	(151,520)	(18,688)

81

NOTE 19 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$
Current
(a) Trade and other accounts payables	1,025,574	1,196,100
(b) Accrued liabilities at the reporting date	458,383	293,273
Total trade and other accounts payables	1,483,957	1,489,373

(a)	Trade and other accounts payable:

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$
Trade creditors	758,783	924,105
Leasing obligation	18,784	37,322
Other accounts payable	248,007	234,673
Total	1,025,574	1,196,100

82

The details of Trade and other accounts payables are as follows:

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$
Boarding Fee	175,900	193,263
Aircraft Fuel	148,612	290,109
Airport charges and overflight	94,139	102,111
Handling and ground handling	88,629	55,503
Land services	80,387	47,103
Other personnel expenses	72,591	114,245
Professional services and advisory	63,302	65,445
Suppliers’ technical purchases	52,160	64,799
Marketing	45,997	54,885
Services on board	32,993	24,642
Leases, maintenance and IT services	25,558	34,029
Crew	23,834	12,403
Aircraft and engines leasing	19,146	37,322
Distribution system	17,531	3,293
Achievement of goals	15,386	12,197
Maintenance	18,573	14,757
Aviation insurance	7,655	4,749
Communications	6,731	6,447
Others	36,450	58,798
Total trade and other accounts payables	1,025,574	1,196,100

(b)	Liabilities accrued:

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$
Aircraft and engine maintenance	246,454	121,946
Accrued personnel expenses	108,058	130,382
Accounts payable to personnel (*)	81,368	16,407
Others accrued liabilities	22,503	24,538
Total accrued liabilities	458,383	293,273

(*) Profits and bonds participation (Note 22 letter b)

83

NOTE 20 - OTHER PROVISIONS

Other provisions:

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for contingencies (1)
Tax contingencies	1,297	320	350,418	607,371	351,715	607,691
Civil contingencies	1,476	11,870	37,555	47,355	39,031	59,225
Labor contingencies	149	221	15,648	23,064	15,797	23,285
Other	-	-	11,910	15,351	11,910	15,351
Provision for European Commision investigation (2)	-	-	8,966	9,999	8,966	9,999
Total other provisions (3)	2,922	12,411	424,497	703,140	427,419	715,551

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the company.

The labor contingencies correspond to different demands of labor order filed against the company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)	Total other provision at December 31, 2015, and at December 31, 2014, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

84

Movement of provisions:

		European
	Legal	Commission
	claims	Investigation(*)	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2013	1,355,581	10,865	1,366,446
Increase in provisions	65,107	-	65,107
Provision used	(57,192)	-	(57,192)
Difference by subsidiaries conversion	(170,452)	-	(170,452)
Reversal of provision	(53,459)	-	(53,459)
Exchange difference	(831)	484	(347)
Closing balance as of December 31, 2013	1,138,754	11,349	1,150,103

Opening balance as of January 1, 2014	1,138,754	11,349	1,150,103
Increase in provisions	42,792	-	42,792
Provision used	(27,597)	-	(27,597)
Difference by subsidiaries conversion	(132,092)	-	(132,092)
Reversal of provision	(315,288)	-	(315,288)
Exchange difference	(1,017)	(1,350)	(2,367)
Closing balance as of December 31, 2014	705,552	9,999	715,551

Opening balance as of January 1, 2015	705,552	9,999	715,551
Increase in provisions	54,675	-	54,675
Provision used	(19,522)	-	(19,522)
Difference by subsidiaries conversion	(220,266)	-	(220,266)
Reversal of provision	(100,740)	-	(100,740)
Exchange difference	(1,246)	(1,033)	(2,279)
Closing balance as of December 31, 2015	418,453	8,966	427,419

Accumulated balance includes the judicial deposit in guarantee, related to the “Fundo Aeroviário” (FA), in the amount of US$ 61 million, done in order to suspend the enforceability of the tax credit. The company is discussing over the Tribunal the constitutionality of the requirement made by FA in a legal suit. Initially it was covered by the effects of a provisional remedy, meaning that, the company was not obligated to collect the tax while there was not a judicial decision in this regard. However, the decision taken by a judge in the first instance was publicized in an unfavorable way, revoking the provisional remedy relief. As the legal suit is still in progress (TAM appealed from this first decision), the company needed to do the deposit judicial in guarantee to suspend the enforceability of such tax credit; deposit classified in this category deducting the existing provision. Finally, if the final decision is favorable to the company, the deposit already made is going to come back to TAM. On the other hand, if the tribunal confirms the first decision, such deposit will be converted in a definitive payment in favor of the Brazilian Government. The procedural stage at December 31, 2015 is disclosed in Note 30, at case No. 2001.51.01.012530-0.

85

(*) European Commission Provision:

(a)	This provision was established because of the investigation brought by the Directorate General for Competition of the European Commission against more than 25 cargo airlines, including Lan Cargo S.A., as part of a global investigation that begun in 2006 regarding possible unfair competition on the air cargo market. This was a joint investigation done by the European and U.S.A. authorities. The start of the investigation was disclosed through an Essential Matter report dated December 27, 2007. The U.S.A. portion of the global investigation concluded when Lan Cargo S.A. and its subsidiary, Aerolíneas Brasileiras S.A. (“ABSA”) signed a Plea Agreement with the U.S.A. Department of Justice, as disclosed in an Essential Matter report notice on January 21, 2009.

(b)	A Essential Matter report dated November 9, 2010, reported that the General Direction of Competition had issued its decision on this case (the “decision”), under which it imposed fines totaling € 799,445,000 (seven hundred and ninety nine million four hundred and forty-five thousand Euros) for infringement of European Union regulations on free competition against eleven (11) airlines, among which you can find LATAM Airlines Group S.A. and Lan Cargo S.A., Air Canada, Air France, KLM, British Airways, Cargolux, Cathay Pacific, Japan Airlines, Qantas Airways, S.A.S. and Singapore Airlines.

(c)	Jointly, LATAM Airlines Group S.A. and Lan Cargo S.A., have been fined in the amount of € 8,220,000 (eight million two hundred twenty thousand Euros) for said infractions, which was provisioned in the financial statements of LATAM Airlines Group S.A.. This is a minor fine in comparison to the original decision, as there was a significant reduction in fine because LATAM Airlines Group S.A. cooperated during the investigation.

(d)	On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. appealed the decision before the Court of Justice of the European Union. On December 16, 2015 the Court European resolved the appeal and annulled the European Commission. This ruling may be appealed by the European Commission.The procedural stage at December 31, 2015 is disclosed in Note 30, in (ii) lawsuits received by Latam Airlines Group S.A. and Subsidiaries in European Commission Court.

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NOTE 21 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Deferred revenues (*)	2,423,703	2,565,391	272,130	355,353	2,695,833	2,920,744
Sales tax	10,379	38,160	-	-	10,379	38,160
Retentions	33,125	52,567	-	-	33,125	52,567
Others taxes	11,211	18,880	-	-	11,211	18,880
Other sundry liabilities	11,615	10,388	-	48	11,615	10,436
Total other non-financial liabilities	2,490,033	2,685,386	272,130	355,401	2,762,163	3,040,787

(*)	Note 2.20.

The balance comprises, mainly, deferred income by services not yet rendered and programs such as: LANPASS, TAM Fidelidade y Multiplus:

LANPASS is the frequent flyer program created by LAN to reward the preference and loyalty of its customers with many benefits and privileges, by the accumulation of kilometers that can be exchanged for free flying tickets or a wide range of products and services. Customers accumulate LANPASS kilometers every time they fly with LAN, TAM, in companies that are members of oneworld® and other airlines associated with the program, as well as when they buy on the stores or use the services of a vast network of companies that have an agreement with the program around the world.

Thinking on people who travel constantly, TAM created the program TAM Fidelidade, in order to improve the passenger attention and give recognition to those who choose the company. By using this program, customers accumulate points in a variety of programs loyalty in a single account and can redeem them at all TAM destinations and related airline companies, and even more, participate in the Red Multiplus Fidelidade.

Multiplus is a coalition of loyalty programs, aiming to operate activities of accumulation and redemption of points. This program has an integrated network by associates including hotels, financial institutions, retail companies, supermarkets, vehicle rentals and magazines, among many other partners from different segments.

NOTE 22 - EMPLOYEE BENEFITS

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$
Retirements payments	42,117	36,523
Resignation payments	8,858	5,556
Other obligations	14,296	32,023
Total liability for employee benefits	65,271	74,102

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(a)	The movement in retirements and resignation payments and other obligations:

		Increase (decrease)			Actuarial
	Opening	current service	Benefits	Change	(gains)	Currency	Closing
	balance	provision	paid	of model	losses	translation	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2013	38,095	9,866	(2,295)	-	-	-	45,666
From January 1 to December 31, 2014	45,666	1,507	(2,466)	29,395	-	-	74,102
From January 1 to December 31, 2015	74,102	(13,609)	(3,824)	-	14,631	(6,029)	65,271

The principal assumptions used in the calculation to the provision in Chile are presented below:

	As of
	December 31,
Assumptions	2015	2014

Discount rate	4.84%	4.49%
Expected rate of salary increase	4.50%	4.50%
Rate of turnover	6.16%	6.16%
Mortality rate	RV-2009	RV-2009
Inflation rate	2.92%	2.92%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate is determined by reference to free risk 20 years Central Bank of Chile BCP bond. Mortality table RV – 2009, established by Chilean Superintendency of Securities and Insurance and inflation rate performance curve of Central Bank of Chile instruments long term BCU and BCP.

The obligation is determined based on the actuarial value of the accrued cost of the benefit and it is sensibility to main actuarial assumptions used for the calculation. The Following is a sensitivity analysis based on increased (decreased) on the discount rate, increased wages, rotation and inflation:

Effect on the liability
As of
December 31,
2015
ThUS$
Discount rate
Change in the accrued liability an closing for increase in 100 p.b.	(4,669)
Change in the accrued liability an closing for decrease of 100 p.b.	5,345

Rate of wage growth
Change in the accrued liability an closing for increase in 100 p.b.	5,309
Change in the accrued liability an closing for decrease of 100 p.b.	(4,725)

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(b)	The liability for short-term:

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$

Profit-sharing and bonuses (*)	81,368	16,407

(*)	Accounts payables to employees (Note 19 letter b)

The participation in profits and bonuses correspond to an annual incentives plan for achievement of objectives.

(c)	Employment expenses are detailed below:

	For the periods ended
	December 31,
	2015	2014	2013
	ThUS$	ThUS$	ThUS$
Salaries and wages	1,631,320	1,656,565	1,720,513
Short-term employee benefits	171,366	361,328	452,158
Termination benefits	51,684	84,179	67,508
Other personnel expenses	218,435	248,030	252,590
Total	2,072,805	2,350,102	2,492,769

NOTE 23 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$
Aircraft and engine maintenance	371,419	506,312
Fleet financing (JOL)	35,042	59,148
Provision for vacations and bonuses	10,365	9,595
Other accounts payable	-	1,945
Other sundry liabilities	224	454
Total accounts payable, non-current	417,050	577,454

NOTE 24 - EQUITY

(a)	Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

89

The Capital of the Company is managed and composed in the following form:

The capital of the Company at December 31, 2015 amounts to ThUS$ 2,545,705 divided into 545,547,819 common stock of a same series (ThUS$ 2,545,705, divided into 545,547,819 shares as of December 31, 2014), no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(b)	Subscribed and paid shares

The following table shows the movement of the authorized and fully paid shares described above:

Nro. Of
Movement of authorized shares	shares

Autorized shares as of January 1, 2014	551,847,819
No movement of autorized shares at December 31, 2014	-
Authorized shares as of December 31, 2014	551,847,819

Autorized shares as of January 1, 2015	551,847,819
No movement of autorized shares at December 31, 2015	-
Authorized shares as of December 31, 2015	551,847,819

Movement fully paid shares

			Movement
			value	Cost of issuance
			of shares	and placement	Paid- in
	N° of		(1)	of shares (2)	Capital
	shares		ThUS$	ThUS$	ThUS$
Paid shares as of January 1, 2014	535,243,229		2,395,745	(6,361)	2,389,384
Preferential placement capital increase approved at Extraordinary Shareholders meeting dated June 11, 2013	10,304,590		156,321	-	156,321
Paid shares as of December 31, 2014	545,547,819		2,552,066	(6,361)	2,545,705

Paid shares as of January 1, 2015	545,547,819		2,552,066	(6,361)	2,545,705
No movement of autorized shares at December 31, 2015	-		-	-	-
Paid shares as of December 31, 2015	545,547,819	(3)	2,552,066	(6,361)	2,545,705

(1)          Amounts reported represent only those arising from the payment of the shares subscribed.

(2)          Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder´s Meetings, where such decreases were authorized.

(3)          At December 31, 2015, the difference between authorized shares and fully paid shares are 6,300,000 shares allocated to compensation plans for executives of LATAM Airlines Group S.A. and subsidiaries (see Note 33(a)).

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(c)	Treasury stock

At December 31, 2015, the Company held no treasury stock, the remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares.

At the Extraordinary Shareholder´s Meeting held on June 11, 2013, the company relinquished all right to 7,972 stocks of its portfolio, this date the Company does not maintain treasury stock.

(d)	Reserve of share- based payments

Movement of Reserves of share- based payments:

				Deferred tax
		Stock		by tax effect
	Opening	option	Deferred	of change in legal rate	Closing
Periods	balance	plan	tax	(Tax reform) (*)	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2013	5,574	18,877	(3,440)	-	21,011
From January 1 to December 31, 2014	21,011	14,728	(3,389)	(2,708)	29,642
From January 1 to December 31, 2015	29,642	8,924	(2,919)	-	35,647

(*) On September 29, 2014, Law No. 20,780 “Amendment to the system of income taxation and introduces various adjustments in the tax system.” was published in the Official Journal of the Republic of Chile. Within major tax reforms that law contains is modified gradually from 2014 to 2018 the First- Category Tax rate to be declared and paid starting in tax year 2015.

These reserves are related to the “Share-based payments” explained in Note 33.

(e)	Other sundry reserves

Movement of Other sundry reserves:

		Transactions			Capitalization
		with	Cost of issuance		share issuance
	Opening	non-controlling	and placement		and placement		Legal	Closing
Periods	balance	interest	of shares		cost		reserves	balance
	ThUS$	ThUS$	ThUS$		ThUS$		ThUS$	ThUS$
From January 1 to December 31, 2013	2,666,682	(1,950)	(5,443)	(1)	179	(2)	(1,668)	2,657,800
From January 1 to December 31, 2014	2,657,800	(21,526)	-		-		(526)	2,635,748
From January 1 to December 31, 2015	2,635,748	-	-		-		(1,069)	2,634,679

(1)	The costs incurred through the issuance and placement to ThUS$ 5,264 and ThUS$ 179 corresponds to the capital increase authorized at the Extraordinary Meeting of Shareholders held on June 11, 2013 and the remaining 7,436,816 shares, not used in this exchange (business combination with TAM S.A. and subsidiaries), reallocated as agreed at the Extraordinary Shareholders’ Meeting held on September 4, 2012, respectively.

(2)	The cost of ThUS$ 179 was capitalized during June 2013, according with minute of the Extraordinary Meeting of Shareholders held on June 11, 2013.

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Balance of Other sundry reserves comprises the following:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2015	2014	2013
	ThUS$	ThUS$	ThUS$
Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620	2,620
Transactions with non-controlling interest (3)	(25,891)	(25,891)	(5,355)
Cost of issuance and placement of shares	(5,264)	(5,264)	(5,264)
Others	(2,478)	(1,409)	107
Total	2,634,679	2,635,748	2,657,800

(1)	Corresponds to the difference in the shares value of TAM S.A. acquired (under subscriptions) by Sister Holdco S.A. and Holdco II S.A. (under the Exchange Offer), as stipulated in the Declaration of Posting of Merger by Absorption and the fair value of these exchange shares of LATAM Airlines Group S.A. at June 22, 2012.

(2)	Corresponds to the technical revaluation of fixed assets authorized by the Superintendence of Securities and Insurance in 1979, in Circular No. 1,529. The revaluation was optional and could be taken only once, the reserve is not distributable and can only be capitalized.

(3)	The balance at December 31, 2015, correspond to the loss generated by the participation of Lan Pax Group S.A. in the acquisition of shares of Aerovías de Integración Regional Aires of ThUS$ (3,480), the acquisition of TAM S.A. of the minority holding of Aerolinhas Brasileiras S.A. of ThUS$ (885) and the acquisition of minority interest of Aerolane S.A. by Lan Pax group S.A. through Holdco Ecuador S.A. for US$ (21,526).

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(f)	Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

			Actuarial gain
	Currency	Cash flow	or loss on defined
	translation	hedging	benefit plans
	reserve	reserve	reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2013	3,574	(140,730)	-	(137,156)
Derivatives valuation gains (losses)	-	124,227	-	124,227
Deferred tax	-	(18,005)	-	(18,005)
Difference by subsidiaries conversion	(593,565)	-	-	(593,565)
Closing balance as of December 31, 2013	(589,991)	(34,508)	-	(624,499)

Opening balance as of January 1, 2014	(589,991)	(34,508)	-	(624,499)
Derivatives valuation gains (losses)	-	(165,231)	-	(165,231)
Deferred tax	-	40,647	-	40,647
Tax effect on deferred tax by change legal tax rate (Tax reform)(*)	-	7,752	-	7,752
Difference by subsidiaries conversion	(603,880)	-	-	(603,880)
Closing balance as of December 31, 2014	(1,193,871)	(151,340)	-	(1,345,211)

Opening balance as of January 1, 2015	(1,193,871)	(151,340)	-	(1,345,211)
Derivatives valuation gains (losses)	-	82,730	-	82,730
Deferred tax	-	(21,900)	-	(21,900)
Actuarial reserves by employee benefit plans	-	-	(14,627)	(14,627)
Deferred tax actuarial IAS by employee benefit plans	-	-	3,910	3,910
Difference by subsidiaries conversion	(1,382,170)	-	-	(1,382,170)
Closing balance as of December 31, 2015	(2,576,041)	(90,510)	(10,717)	(2,677,268)

(*) On September 29, 2014, Law No. 20,780 “Amendment to the system of income taxation and introduces various adjustments in the tax system.” was published in the Official Journal of the Republic of Chile. Within major tax reforms that law contains is modified gradually from 2014 to 2018 the First- Category Tax rate to be declared and paid starting in tax year 2015.

(f.1)	Currency translation reserve

These originate from exchange differences arising from the translation of any investment in foreign entities (or Chilean investment with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

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(f.2)	Cash flow hedging reserve

These originate from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted and the corresponding results recognized.

(f.3)	Actuarial gain or loss on defined benefit plans reserve

These originate from the actuarial calculation Company has developed from December 31, 2015, the effect of a negative reserve amounting to ThUS$ 10,717 net of deferred taxes.

(g)	Retained earnings

Movement of Retained earnings:

		Result	Other
	Opening	for the	increase	Closing
Periods	balance	period	(decreases)	balance
	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2013	1,076,136	(281,114)	281	795,303
From January 1 to December 31, 2014	795,303	(259,985)	872	536,190
From January 1 to December 31, 2015	536,190	(219,274)	1,034	317,950

(h)	Dividends per share

As of December 31, 2013
Final dividend
Description of dividend	2012
Date of dividend	04-29-2013
Amount of the dividend (ThUS$)	3,288
Number of shares among which the dividend is distributed	483,547,819
Dividend per share (US$)	0.0068

The Company’s dividend policy is that dividends distributed will be equal to the minimum required by law, i.e. 30% of the net income according to current regulations. This policy does not preclude the Company from distributing dividends in excess of this obligatory minimum, based on the events and circumstances that may occur during the course of the year.

As of December 31, 2015 and December 31, 2014, have not been paid dividends and have not been provisioned minimum mandatory dividends.

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NOTE 25 - REVENUE

The detail of revenues is as follows:

	For the periods ended
	December 31,
	2015	2014	2013
	ThUS$	ThUS$	ThUS$

Passengers LAN	4,241,918	4,464,761	4,731,296
Passengers TAM	4,168,696	5,915,361	6,330,262
Cargo	1,329,431	1,713,379	1,862,979
Total	9,740,045	12,093,501	12,924,537

NOTE 26 - COSTS AND EXPENSES BY NATURE

(a)	Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the periods ended
	December 31,
	2015	2014	2013
	ThUS$	ThUS$	ThUS$
Aircraft fuel	2,651,067	4,167,030	4,414,249
Other rentals and landing fees	1,109,826	1,327,238	1,373,061
Aircraft rentals	525,134	521,384	441,077
Aircraft maintenance	437,235	452,731	477,086
Comissions	302,774	365,508	408,671
Passenger services	295,439	300,325	331,405
Other operating expenses	1,293,320	1,487,672	1,644,827
Total	6,614,795	8,621,888	9,090,376

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(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the period ended
	December 31,
	2015	2014	2013
	ThUS$	ThUS$	ThUS$
Depreciation (*)	897,670	943,731	985,317
Amortization	36,736	47,533	56,413
Total	934,406	991,264	1,041,730

(*) Include the depreciation of Property, plant and equipment and the maintenance cost of aircraft held under operating leases. The amount of maintenance cost included within the depreciation line item at December 31, 2015 is ThUS$ 345,192 and ThUS$ 373,183 for the period of 2014.

(c)	Personnel expenses

The costs for personnel expenses are disclosed in Note 22 liability for employee benefits.

(d)	Financial costs

The detail of financial costs is as follows:

	For the period ended
	December 31,
	2015	2014	2013
	ThUS$	ThUS$	ThUS$
Bank loan interest	331,511	330,298	382,969
Financial leases	42,855	72,242	76,343
Other financial instruments	38,991	27,494	3,212
Total	413,357	430,034	462,524

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 22, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

(e)	Restructuring Costs

As part of the ongoing process of reviewing its fleet plan, the company decided to implement a broad restructuring plan in order to reduce the variety of aircraft currently in operation and gradually withdrawing the less efficient. According with this plan, during the first quarter of 2014 were formalized contracts and commitments having as a result a negative impact on the results of such period of US$ 112 million before tax that are associated with exit costs of seven A330, six A340, five B737, three Q400, five A319 and three B767-33A aircraft. These exit costs are associated with penalties related to early repayment and maintenance costs for returning.

96

Additionally, in December 2015 a negative impact on results of US$ 80 million before tax associated with the output of the rest of the A330 fleet, including engines and technical materials is recognized. These expenses are recognized at “Other Gain and Loses” of the Consolidated Statement of Income by Function.

NOTE 27 - OTHER INCOME, BY FUNCTION

Other income by function is as follows:

	For the period ended
	December 31,
	2015	2014	2013
	ThUS$	ThUS$	ThUS$
Tours	113,225	109,788	105,449
Aircraft leasing	46,547	31,104	36,614
Customs and warehousing	25,457	22,368	24,281
Duty free	16,408	18,076	14,748
Maintenance	11,669	15,421	12,392
Other miscellaneous income	172,475	180,888	148,081
Total	385,781	377,645	341,565

NOTE 28 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, also it has subsidiaries whose functional currency is different to the US dollar, such as the Chilean peso, Argentine peso, Colombian peso and Brazilian real.

The functional currency is defined as the currency of the primary economic environment in which an entity operates and in each entity and all other currencies are defined as foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that make LATAM Airlines Group S.A. and Subsidiaries.

97

(a)	Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of	As of
	December 31,	December 31,
Current assets	2015	2014
	ThUS$	ThUS$
Cash and cash equivalents	182,089	213,161
Argentine peso	11,611	22,121
Brazilian real	8,810	2,365
Chilean peso	17,739	30,453
Colombian peso	1,829	1,622
Euro	10,663	9,639
U.S. dollar	112,422	50,652
Strong bolivar	2,986	63,236
Other currency	16,029	33,073

Other financial assets, current	124,042	73,030
Argentine peso	108,592	40,939
Brazilian real	1,263	-
Chilean peso	563	25,781
Colombian peso	1,167	-
Euro	1	1
U.S. dollar	12,128	6,008
Strong bolivar	22	43
Other currency	306	258

98

	As of	As of
	December 31,	December 31,
Current assets	2015	2014
	ThUS$	ThUS$
Other non - financial assets, current	126,130	59,700
Argentine peso	14,719	7,326
Brazilian real	15,387	148
Chilean peso	10,265	18,073
Colombian peso	486	1,415
Euro	1,983	2,523
U.S. dollar	61,577	5,751
Strong bolivar	-	330
Other currency	21,713	24,134

Trade and other accounts receivable, current	247,229	543,257
Argentine peso	30,563	61,291
Brazilian real	11,136	33,267
Chilean peso	55,169	128,780
Colombian peso	1,195	4,394
Euro	53,200	38,764
U.S. dollar	6,743	75,876
Strong bolivar	7,225	4,895
Other currency	81,998	195,990

Accounts receivable from related entities, current	183	299
Chilean peso	183	299

Tax current assets	22,717	21,605
Argentine peso	2,371	2,300
Brazilian real	5	2
Chilean peso	3,615	5,773
Colombian peso	1,275	1,995
Euro	14	21
U.S. dollar	1,394	467
Other currency	14,043	11,047

Total current assets	702,390	911,052
Argentine peso	167,856	133,977
Brazilian real	36,601	35,782
Chilean peso	87,534	209,159
Colombian peso	5,952	9,426
Euro	65,861	50,948
U.S. Dollar	194,264	138,754
Strong bolivar	10,233	68,504
Other currency	134,089	264,502

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	As of	As of
	December 31,	December 31,
Non-current assets	2015	2014
	ThUS$	ThUS$

Other financial assets, non-current	20,767	36,715
Argentine peso	22	57
Brazilian real	1,478	1,050
Chilean peso	77	1,100
Colombian peso	162	203
Euro	614	4,243
U.S. dollar	16,696	29,238
Other currency	1,718	824

Other non - financial assets, non-current	60,215	18,803
Argentine peso	169	45
Brazilian real	4,454	-
U.S. dollar	50,108	1
Other currency	5,484	18,757

Accounts receivable, non-current	9,404	10,569
Chilean peso	4,251	5,413
U.S. dollar	5,000	5,000
Other currency	153	156

Deferred tax assets	2,632	2,613
Colombian peso	336	256
U.S. dollar	-	3
Other currency	2,296	2,354

Total non-current assets	93,018	68,700
Argentine peso	191	102
Brazilian real	5,932	1,050
Chilean peso	4,328	6,513
Colombian peso	498	459
Euro	614	4,243
U.S. dollar	71,804	34,242
Other currency	9,651	22,091

100

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Current liabilities	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities, current	94,199	71,436	141,992	173,416
Chilean peso	54,655	15,542	52,892	42,725
Euro	-	547	-	-
U.S. dollar	39,544	55,347	89,100	130,691

Trade and other accounts payables, current	575,967	421,165	19,261	20,875
Argentine peso	20,772	38,740	2,072	-
Brazilian real	37,572	14,330	16	13
Chilean peso	40,219	25,017	10,951	11,502
Colombian peso	5,271	13,652	155	187
Euro	5,275	35,937	618	8,266
U.S. dollar	310,565	175,298	839	827
Strong bolivar	2,627	5,261	-	-
Other currency	153,666	112,930	4,610	80

Accounts payable to related entities, current	447	56	-	-
Chilean peso	83	29	-	-
U.S. dollar	22	27	-	-
Other currency	342	-	-	-

Other provisions, current	-	-	460	-
Chilean peso	-	-	24	-
Other currency	-	-	436	-

Tax liabilities, current	36	268	9,037	-
Argentine peso	-	-	9,036	-
Chilean peso	-	268	-	-
U.S. dollar	27	-	-	-
Other currency	9	-	1	-

101

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Current liabilities	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$

Other non-financial liabilities, current	40,431	126,953	1	158
Argentine peso	(2,387)	5,698	-	-
Brazilian real	4,292	959	5	46
Chilean peso	32,228	18,798	-	-
Colombian peso	145	4,670	-	-
Euro	2,706	6,400	-	-
U.S. dollar	(3,233)	44,728	(5)	111
Strong bolivar	2,490	227	-	-
Other currency	4,190	45,473	1	1

Total current liabilities	711,080	619,880	170,751	194,449
Argentine peso	18,385	44,438	11,108	-
Brazilian real	41,864	15,289	21	59
Chilean peso	127,185	59,656	63,867	54,227
Colombian peso	5,416	18,322	155	187
Euro	7,981	42,884	618	8,266
U.S. dollar	346,925	275,400	89,934	131,629
Strong bolivar	5,117	5,488	-	-
Other currency	158,207	158,403	5,048	81

102

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Non-current liabilities	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities, non-current	561,217	625,406	328,480	171,288	571,804	1,088,218
Chilean peso	104,385	112,161	34,635	17,186	-	-
U.S. dollar	456,832	513,245	293,845	154,102	571,804	1,088,218

Accounts payable, non-current	239,029	474,955	168	2,316	8	-
Chilean peso	8,058	4,938	168	2,316	8	-
U.S. dollar	229,005	468,184	-	-	-	-
Other currency	1,966	1,833	-	-	-	-

Other provisions, non-current	27,712	16,660	-	-	68	-
Argentine peso	797	454	-	-	-	-
Brazillian real	11,009	146	-	-	-	-
Chilean peso	-	36	-	-	-	-
Colombian peso	198	-	-	-	-	-
Euro	8,966	9,999	-	-	-	-
U.S. dollar	6,742	6,025	-	-	68	-

Provisions for employees benefits, non-current	56,306	822	-	-	-	-
Chilean peso	56,306	-	-	-	-	-
U.S. dollar	-	822	-	-	-	-

Total non-current liabilities	884,264	1,117,843	328,648	173,604	571,880	1,088,218
Argentine peso	797	454	-	-	-	-
Brazilian real	11,009	146	-	-	-	-
Chilean peso	168,749	117,135	34,803	19,502	8	-
Colombian peso	198	-	-	-	-	-
Euro	8,966	9,999	-	-	-	-
U.S. dollar	692,579	988,276	293,845	154,102	571,872	1,088,218
Other currency	1,966	1,833	-	-	-	-

103

	As of	As of
	December 31,	December 31,
General summary of foreign currency:	2015	2014
	ThUS$	ThUS$

Total assets	795,408	979,752
Argentine peso	168,047	134,079
Brazilian real	42,533	36,832
Chilean peso	91,862	215,672
Colombian peso	6,450	9,885
Euro	66,475	55,191
U.S. dollar	266,068	172,996
Strong bolivar	10,233	68,504
Other currency	143,740	286,593

Total liabilities	2,666,623	3,193,994
Argentine peso	30,290	44,892
Brazilian real	52,894	15,494
Chilean peso	394,612	250,520
Colombian peso	5,769	18,509
Euro	17,565	61,149
U.S. dollar	1,995,155	2,637,625
Strong bolivar	5,117	5,488
Other currency	165,221	160,317

Net position
Argentine peso	137,757	89,187
Brazilian real	(10,361)	21,338
Chilean peso	(302,750)	(34,848)
Colombian peso	681	(8,624)
Euro	48,910	(5,958)
U.S. dollar	(1,729,087)	(2,464,629)
Strong bolivar	5,116	63,016
Other currency	(21,481)	126,276

104

(b)	Exchange differences

Exchange differences recognized in the income statement, except for financial instruments measured at fair value through profit or loss, for the period ended December 31, 2015 and 2014, generated a debit of ThUS$ 467,896 and ThUS$ 130,201, respectively.

Exchange differences recognized in equity as reserves for currency translation differences for the period ended December 31, 2015 and 2014, represented a debit of ThUS$ 1,409,439 and ThUS$ 650,439, respectively.

The following shows the current exchange rates for the U.S. dollar, on the dates indicated:

	As of	As of
	December 31,	December 31,
	2015	2014

Argentine peso	12.97	8.55
Brazilian real	3.98	2.66
Chilean peso	710.16	606.75
Colombian peso	3,183.00	2,389.50
Euro	0.92	0.82
Strong bolivar	198.70	12.00
Australian dollar	1.37	1.22
Boliviano	6.85	6.86
Mexican peso	17.34	14.74
New Zealand dollar	1.46	1.28
Peruvian Sol	3.41	2.99
Uruguayan peso	29.88	24.25

105

NOTE 29 - EARNINGS / (LOSS) PER SHARE

	For the period ended
	December 31,
Basic earnings / (loss) per share	2015	2014	2013

Earnings / (loss) attributable to owners of the parent (ThUS$)	(219,274)	(259,985)	(281,114)
Weighted average number of shares, basic	545,547,819	545,547,819	487,930,977
Basic earnings / (loss) per share (US$)	(0.40193)	(0.47656)	(0.57613)

	For the period ended
	December 31,
Diluted earnings / (loss) per share	2015	2014	2013

Earnings / (loss) attributable to owners of the parent (ThUS$)	(219,274)	(259,985)	(281,114)
Weighted average number of shares, basic	545,547,819	545,547,819	487,930,977
Weighted average number of shares, diluted	545,547,819	545,547,819	487,930,977
Diluted earnings / (loss) per share (US$)	(0.40193)	(0.47656)	(0.57613)

In the calculation of diluted earnings per share have not been considered the compensation plan disclosed in Note 33 (a.1), because the average market price is lower than the price of options and these have an effect antidilutive.

106

NOTE 30 – CONTINGENCIES

Lawsuits

(i)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
MUS$

Atlantic Aviation Investments LLC (AAI).	Supreme Court of the State of New York County of New York.	07-6022920	Atlantic Aviation Investments LLC. (“AAI”), an indirect subsidiary LATAM Airlines Group S.A., incorporated under the laws of the State of Delaware, sued in August 29th , 2007 Varig Logistics S.A. (“Variglog”) for non-payment of four documented loans in credit agreements governed by New York law. These contracts establish the acceleration of the loans in the event of sale of the original debtor, VRG Linhas Aéreas S.A.

In implementation stage in Switzerland, the conviction stated that Variglog should pay the principal, interest and costs in favor of AAI. It keeps the embargo of Variglog funds in Switzerland with AAI. Variglog is in the process of judicial recovery in Brazil and has asked Switzerland to recognize the judgment that declared the state of judicial recovery and subsequent bankruptcy. Conversations have begun with the representatives in the Variglog liquidation process to work towards a settlement regarding the funds in Switzerland.

17,100 Plus interests and costs

Lan Argentina S.A.	National Administrative Court.	36337/13	ORSNA Resolution No. 123 which directs Lan Argentina to vacate the hangar located in the Airport named Aeroparque Metropolitano Jorge Newberry, Argentina.

The 2nd Room of the Federal Appellate Court confirmed another extension of the precautionary measure that will expire March 16, 2016. ORSNA did not file an extraordinary remedy, so the measure is in effect through that date.

-0-

107

(ii)	Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
MUS$

LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.	-

Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th , 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight. On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of MUS$ 8.966. This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. The European Court decided on the appeal in December 2015 and overturned the Commission’s Decision. It is likely that the European Commission will appeal that decision.

On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.

On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to Lan in only one of those four routes; and the ruling section (which mentions one single conjoint infraction). The European Court of Justice overturned the Commission’s Decision on December 16, 2015 because of discrepancies. The European Commission can appeal this decision. We are waiting to see how the Commission reacts.

8,966

Lan Cargo S.A. y LATAM Airlines Group S.A.	In the High Court of Justice Chancery División (England) Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands) , Cologne Regional Court (Landgerich Köln Germany).	-	Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany.	Cases are in the uncovering evidence stage.	-0-

108

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					MUS$

Aerolinhas Brasileiras S.A.	Federal Justice.	0008285-53.2015.403.6105	An action seeking to quash a decision and petioning for early protection in order to obgain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: MUS$8,712; (ii) Norberto Jochmann: MUS$ 167; (iii) Hernan Merino: MUS$ 84; (iv) Felipe Meyer :MUS$ 84. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement.	8,712

Aerolinhas Brasileiras S.A.	Federal Justice.	0001872-58.2014.4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 28/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43.	We have been waiting since August 21, 2015 for a statement by Serasa on TAM’s letter of indemnity and a statement by the Union.	9,298

Tam Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	19515.721155/2014-15	Alleged irregularities in the SAT payments for the periods 01/2009 to 12/2009, 01/2010 to 12/2010 and 01/2011 to 12/2012.	We filed a voluntary remedy on which a judgment is pending since June 30, 2015.	21,212

109

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					MUS$

Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.	Unfavorable court decision in first instance. Currently expecting the ruling of the appeal filed by the company. In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered by MMU$ 61 The disclosure prohibition motions entered by the parties against the ruling that overturned the decision did not suffice. The lawsuit was returned by the Brazilian Department of Justice (MPF) on November 23, 2015.	75,514

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	16643.000087/2009-36	This is an administrative proceeding arising from an infraction notice issued on 15.12.2009, by which the authority aims to request social contribution on net income (CSL) on base periods 2004 to 2007, due to the deduction of expenses related to suspended taxes.	The appeal filed by the company was dismissed in 2010. In 2012 the voluntary appeal was also dismissed. Consequently, the special appeal filed by the company awaits judgment of admissibility, since 2012.	18,550

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. We are awaiting a judgment.	36,174

110

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					MUS$

Tam Linhas Aéreas S.A.	6th Rod Treasury of San Pablo.	0012938-14.2013.8.26.0053	It is an annulment action filed against the municipality of São Paulo seeking to annul the tax credit constituted by the non-payment of ISS due by INFRAERO for the provision of airport services.	The case proceedings were referred to the Superior Courts for a judgment on the complaint filed against the decision not allowing the Union’s extraordinary remedy and for a judgment on the special remedy in relation to fees. A judgment is pending since December 1, 2015.	8,514

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	16643.000085/2009-47	File demanding the recovery of income tax and social contribution on net profits (CSL) derived from royalties and costs of using the TAM brand.	We are awaiting notification of the judgment on admissibility of the special remedy filed by the Prosecutor General of the Department of the Treasury, in addition to the notification regarding the decision rendered by CARF.	8,210

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10831.012344/2005-55	Auto infringement presented to demand the import tax (II), the Social Integration Program (PIS) Contribution for Social Security Financing (COFINS) arising from the loss of international unidentified cargo.	Adverse administrative decision to the interests of the company. Case pending before the Court of Tax Appeals (CARF) awaiting decision.	6,604

Tam Linhas Aéreas S.A.	Department of Finance of the State of Sao Paulo.	3.123.785-0	Infringement notice to demand payment of the tax on the circulation of goods and services (ICMS) regulating the import of aircraft.	Currently awaiting the decision on the appeal filed by the company in STF.	6,857

111

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
MUS$

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A.	2013-20319 CA 01

The July 30th , 2012 LAN COLOMBIA AIRLINES initiated a legal process in Colombia against Regional One INC and Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LAN COLOMBIA AIRLINES arising from breach of contractual obligations of the aircraft HK-4107.

The June 20th , 2013 AIRES SA And / Or LAN AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LAN COLOMBIA AIRLINES customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

Through proceedings dated June 5, 2014, the First Civil Overflow Court Room became aware of the process in Colombia and sent a copy of prior pleas submitted to the plaintiffs by the defendant. In December 2015, the 1st Civil Court in the Provisional Circuit was designated the 45th Permanent Civil Court in the Circuit and the proceedings were presented to the Judge’s chambers on December 7, 2015.The Federal Court ruled on March 26th, 2014 and approved the request from LAN AIRLINES COLOMBIA to suspend the process in the U.S. as the demand in Colombia is underway. Additionally, the U.S. judge closed the case administratively. the Federal Court of Appeals, confirmed the end of the case in the U.S. on April 1st, 2015. On October 13, 2015, Regional One petitioned that the Court reopen the case. Lan Colombia Airlines presented its arguments against this petition and a decision by the Court is pending.

12,443

112

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					MUS$

Tam Linhas Aéreas S.A.	Department of Finance of the State of Rio de Janeiro.	03.43129-0	The State of Rio de Janeiro requires VAT tax credit for the purchase of kerosene (jet fuel). According to a report, the auditor noted that none of the laws of Rio de Janeiro authorizes the appropriation of credit, so the credit was refused and demanded tribute.	The Treasury remedy was denied on November 11, 2015. Publication of the ruling is pending.	58,300

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19th , 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th, 2014. A judgment is pending in the case before the Curitiba/PR Tax Court since December 9, 2015.	45,044

Tam Linhas Aéreas S.A.	Department of Finance of the State of Sao Paulo.	4.037.054	On September 20th, 2014 we were notified that the Department of Finance of the State of São Paulo filed an infringement lawsuit for non-payment of tax on the circulation of goods and services relating to telecommunications services ICMS.	Defense presented. First Instance court decision maintained the infraction notice in its entirety. We filed ordinary appeal, which is a waiting for judgment of the TIT / SP.	6,632

Tam Viagens S.A.	Department of Finance to the municipality of São Paulo.	67.168.795 / 67.168.833 / 67.168.884 / 67.168.906 / 67.168.914 / 67.168.965	A claim was filed alleging infraction and seeking a fine because of a deficient basis for calculation of the service tax (ISS) because the company supposedly made incorrect deductions.	We received notice of the petition on December 22, 2015. A record of our objection is pending.	44,561

Tam Linhas Aéreas S.A.	Labor Court of São Paulo.	0001734-78.2014.5.02.0045	Action filed by the Ministry of Labor, which requires compliance with legislation on breaks, extra hours and others.	Early stage. Eventually could affect the operations and control of working hours of employees.	-0-

113

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					MUS$

TAM S.A.	Conselho Administrativo de Recursos Fiscais.	13855.720077/2014-02	Notice of an alleged infringement presented by Secretaria da Receita Federal do Brasil requiring the payment of IRPJ and CSLL, taxes related to the income earned by TAM on March, 2011, in relation of the reduction of the statute capital of Multiplus S.A.	On January 12, 2014, it was filed an appeal against the object of the notice of infringement. Currently, the company is waiting for the court judgment regarding the appeal filed in the Conselho Administrativo de Recursos Fiscais.	87,156

Tam Linhas Aereas S.A.	1° Civil Court of Comarca of Bauru/SP.	0049304-37.2009.8.26.0071/1	That action is filed by the current complainants against the defendant, TAM Linhas Aéreas S / A, for receiving compensation for material and moral damages suffered as a result of an accident with one of its aircraft, which landed on adjacent lands to the Bauru airport, impacting the vehicle of Ms. Savi Gisele Marie de Seixas Pinto and William Savi de Seixas Pinto, causing their death. The first was the wife and mother of the complainants and the second, son and brother, respectively.	Currently under the enforcement phase of the sentence.	9,563

Aerolinhas Brasileiras S.A.	Labor Court of Campinas.	0010498-37.2014.5.15.0095	Lawsuit filed by the National Union of aeronauts, requiring weekly rest payment (DSR) scheduled stopovers, displacement and moral damage.	Trial in initial stage and in negotiation process with the Union.	16,164

Aerolinhas Brasileiras S.A.	Labor Court of Manaus.	0002037-67.2013.5.11.0016	Lawsuit filed by the Union of Manaus Aeroviarios requiring assignment of hazard to ground workers (AEROVIARIOS).	Process in the initial phase. The value is in the calculation stage by the external auditor.	-0-

114

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
MUS$

Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	Internal Revenue Service.	17502-2012-0082	Certificate of 2006 Income Tax, items where CEDT is disregarded. They are requesting certification of branch expenses, ARC fees for which no income tax withholding was made by the payer, etc. These proceedings began in 2012.	A decision was rendered on the appeal for a review and payment was made to avoid interest accrual. This payment was also contested before the Court. An accounting analysis was made on October 18, 2015 before the Court with experts on behalf of SRI and the Company. The expert opinions were issued. We are awaiting a final decision by the Court.	12,505

TAM Linhas Aéreas S.A.	Recife Labor Court.	0000070-22.2013.5.06.0017	An action filed by the Public Ministry of Labor seeking that the Company refrain from practicing moral harassment, religious, social, sexual and other discrimination.	The case is just now beginning.	-0-

TAM Linhas Aéreas S.A.	São Carlos Labor Court.	0010476-12.2015.5.15.0008	Action filed by the union seeking additional hazard pay for maintenance (MRO) employees (São Carlos).	The case is just now beginning and calculations are being prepared.	-0-

-	Governmental Investigations. The investigation by the authorities of Chile and the United States of America continues, related to payments carried out by LATAM Airlines Group S.A. (before called LAN Airlines S.A.) in 2006-2007, to a consultant that advised it in the resolution of labor matters in Argentina. Mr. Ignacio Cueto has reached an agreement with the Securities and Exchange Commission (“SEC”), which includes the consent to pay a penalty in the amount of US$75.000 and to a cease-and-desist order concerning the books and records and internal control provisions of the U.S. Securities Exchange Act of 1934.The Company, on its part, continues cooperating with the respective authorities in the aforementioned investigation. Presently the Company cannot predict the results in the matter; nor estimate or range the potential losses or risks that may eventually come resulting from the way in which this matter is finally resolved.

-	In order to deal with any financial obligations arising from legal proceedings in effect at December 31, 2015, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 20.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

(*) The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 87 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

115

NOTE 31 - COMMITMENTS

(a.1)	Loan covenants

With respect to various loans signed by the Company for the financing of Boeing 767, 767F, 777F and 787 aircraft, which carry the guarantee of the United States Export–Import Bank, limits have been set on some of the Company’s financial indicators on a consolidated basis. Moreover, and related to these same contracts, restrictions are also in place on the Company’s management in terms of its ownership and disposal of assets.

The Company and its subsidiaries do not maintain financial credit contracts with banks in Chile that indicate some limits on financial indicators of the Company or its subsidiaries.

At December 31, 2015, the Company is in compliance with all indicators detailed above.

(a.2) Fleet financing commitments to receive

On May 29, 2015, The Company has issued and placed debt securities denominated Enhanced Equipment Trust Certificates (“EETC”) for an aggregate amount of US $ 1,020,823,000 (the “Certificates”) in accordance with the following:

•	The Certificates were issued and placed in the international market under Rule 144-A and Regulation S of the securities laws of the United States of America by pass-through trusts (“Trusts”).

•	This offer consists of class A Certificates that will have an interest rate of 4.2% per annum, with an estimated distribution date of November 15, 2027, while the Class B Certificates will have an interest rate of 4.5% per annum, with an estimated distribution date of November 15, 2023.

•	Trusts will use the proceeds of the placement, which will initially remain in escrow with a first class bank, to acquire “Equipment Notes” to be issued by four separate special purpose entities, each of which is wholly owned by LATAM (each an “Issuer”).

•	Each Issuer will use the proceeds from the sale of the Equipment Notes and the initial payment under each Lease (as such term is defined below) to finance the acquisition of eleven new Airbus A321-200, two Airbus A350-900s and four Boeing 787 -9, whose deliveries are scheduled between July 2015 and March 2016 (the “Aircrafts”).

•	Each of the Issuers will lease the acquired Aircrats to LATAM according to a finance lease (“Lease”), who may in turn sublease the Aircraft under operating sub-lease agreements.

•	Based on the above, LATAM will recognise these Equipment Notes as debt upon delivery of each Aircraft.

116

•	The Certificates have not been registered under the United Stated Securities Act of 1933 or under applicable securities laws in any other jurisdiction. Consequently, the Certificates have been offered and sold to persons reasonably believed to qualify as institutional investors in accordance with Rule 144-A under the Securities Act of the United States, and other non-residents of the United States in transactions outside the United States under Regulation S of the normative body.

At December 31, 2015 the escrow of EETC is ThUS$ 345,127 corresponding to 6 aircraft by receive.

(b)           Commitments under operating leases as lessee

Details of the main operating leases are as follows:

		As of	As of
		December 31,	December 31,
Lessor	Aircraft	2015	2014

Aircraft 76B-26329 Inc.	Boeing 767	1	1
Aircraft 76B-27615 Inc.	Boeing 767	1	1
Aircraft 76B-28206 Inc.	Boeing 767	1	1
Aviación Centaurus, A.I.E.	Airbus A319	3	3
Aviación Centaurus, A.I.E.	Airbus A321	1	1
Aviación Real A.I.E.	Airbus A319	1	1
Aviación Real A.I.E.	Airbus A320	1	1
Aviación Tritón A.I.E.	Airbus A319	3	3
Avolon Aerospace AOE 19 Limited	Airbus A320	1	1
Avolon Aerospace AOE 20 Limited	Airbus A320	1	1
Avolon Aerospace AOE 6 Limited	Airbus A320	1	1
Avolon Aerospace AOE 62 Limited	Boeing 777	1	1
Avolon Aerospace AOE 63 Limited	Boeing 787	-	1
AWAS 4839 Trust	Airbus A320	-	1
AWAS 5125 Trust	Airbus A320	1	1
AWAS 5178 Limited	Airbus A320	1	1
AWAS 5234 Trust	Airbus A320	1	1
Baker & Spice Aviation Limited	Airbus A320	1	2
Bank Of America	Airbus A321	3	-
BOC Aviation Pte. Ltd.	Airbus A320	-	1
CIT Aerospace International	Airbus A320	2	2
Delaware Trust Company, National Association	Bombardier Dhc8-200	-	5
ECAF I 1215 DAC	Airbus A320	1	-
ECAF I 2838 DAC	Airbus A320	1	-
ECAF I 40589 DAC	Boeing 777	1	-
Eden Irish Aircr Leasing MSN 1459	Airbus A320	1	1
GECAS Sverige Aircraft Leasing Worldwide AB	Airbus A320	3	6
GFL Aircraft Leasing Netherlands B.V.	Airbus A320	1	1
International Lease Finance Corporation	Boeing 767	1	1
JSA Aircraft 38484, LLC	Boeing 787	1	-
Magix Airlease Limited	Airbus A320	2	2

117

		As of	As of
		December 31,	December 31,
Lessor	Aircraft	2015	2014

MASL Sweden (1) AB	Airbus A320	1	1
MASL Sweden (2) AB	Airbus A320	1	1
MASL Sweden (7) AB	Airbus A320	1	1
MASL Sweden (8) AB	Airbus A320	1	1
NBB Cuckoo Co., Ltd	Airbus A321	1	-
NBB Grosbeak Co., Ltd	Airbus A321	1	-
NBB-6658 Lease Partnership	Airbus A321	1	-
NBB-6670 Lease Partnership	Airbus A321	1	-
Orix Aviation Systems Limited	Airbus A320	2	2
RBS Aerospace Limited	Airbus A320	-	6
SASOF II (J) Aviation Ireland Limited	Airbus A319	1	1
Shenton Aircraft Leasing Limited	Airbus A320	1	-
SKY HIGH V LEASING COMPANY LIMITED	Airbus A320	1	1
Sky High XXIV Leasing Company Limited	Airbus A320	5	5
Sky High XXV Leasing Company Limited	Airbus A320	2	2
SMBC Aviation Capital Limited	Airbus A320	7	2
SMBC Aviation Capital Limited	Airbus A321	2	2
Sunflower Aircraft Leasing Limited	Airbus A320	2	2
TC-CIT Aviation Ireland Limited	Airbus A320	1	1
Volito Aviation August 2007 AB	Airbus A320	2	2
Volito Aviation November 2006 AB	Airbus A320	2	2
Volito November 2006 AB	Airbus A320	2	2
Wells Fargo Bank North National Association	Airbus A319	3	3
Wells Fargo Bank North National Association	Airbus A320	2	2
Wells Fargo Bank Northwest National Association	Airbus A320	7	6
Wells Fargo Bank Northwest National Association	Airbus A330	2	5
Wells Fargo Bank Northwest National Association	Boeing 767	3	3
Wells Fargo Bank Northwest National Association	Boeing 777	6	7
Wells Fargo Bank Northwest National Association	Boeing 787	7	3
Wilmington Trust Company	Airbus A319	1	1
Zipdell Limited	Airbus A320	-	1
Total		106	107

The rentals are shown in results for the period for which they are incurred.

The minimum future lease payments not yet payable are the following:

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$

No later than one year	513,748	511,624
Between one and five years	1,281,454	1,202,440
Over five years	858,095	441,419
Total	2,653,297	2,155,483

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The minimum lease payments charged to income are the following:

		For the period ended
		December 31,
	2015	2014	2013
	ThUS$	ThUS$	ThUS$

Minimum operating lease payments	525,134	521,384	441,077
Total	525,134	521,384	441,077

In the first quarter of 2014, two Airbus A320-200 aircraft were acquired and two Airbus A321-200 aircraft were leased for a period of 8 years each. Moreover, two Boeing 737-700 aircraft, one Boeing B767-300F aircraft, one Boeing 767-300F aircraft, one Airbus A340-300 aircraft and one Bombardier Dhc8-400 aircraft were returned. Additionally, as a result of its sale and subsequent lease, during March 2014 four Boeing 777-300ER aircraft were added as operative leasing, with each aircraft being leased for periods between four and six years each. During the second quarter of 2014, one Airbus A320-200 aircraft and one Boeing 787-800 aircraft were added by leasing them for a period of 8 and 12 years, respectively. On the other hand, one Bombardier Dhc8-400 aircraft, four Airbus A320-200 aircraft, seven Airbus A330-200 aircraft and three Boeing 737-700 aircraft were returned. In the third quarter of 2014, one Airbus A320-200 aircraft and one Boeing 787-800 aircraft were added by leasing them for a period of 8 and 12 years, respectively. On the other hand, one Bombardier Dhc8-400 aircraft, two Airbus A319-100 aircraft and one Boeing 767-300ER aircraft were returned. In the fourth quarter of 2014, two Airbus A320-200 aircraft and one Boeing 767-300ER aircraft were returned. On the other hand, three A340-300 aircraft and one A319-100 aircraft were bought. Additionally it was reported that the purchase option will be exercised by 2 Bombardier Dhc8-200 aircraft. Therefore, these aircraft were reclassified to the category Property, plant and equipment.

In the first quarter of 2015, two Boeing 787-9 aircraft were leased for a period of twelve years each. On the other hand, two Airbus A320-200 aircraft were returned.

In the second quarter of 2015, two Airbus A321-200 aircraft and one Boeing 787-9 aircraft were leased for a period of twelve years each. On the other hand, one Airbus A320-200 aircraft and two Airbus A330-200 aircraft were returned.

In the third quarter of 2015, five Airbus A321-200 aircraft and one Boeing 787-9 aircraft were leased for a period of twelve years each. On the other hand, one Airbus A330-200 aircraft was returned.

In the fourth quarter of 2015, one Airbus A330-200 aircraft was returned.

The operating lease agreements signed by the Company and its subsidiaries state that maintenance of the aircraft should be done according to the manufacturer’s technical instructions and within the margins agreed in the leasing agreements, a cost that must be assumed by the lessee. The lessee should also contract insurance for each aircraft to cover associated risks and the amounts of these assets. Regarding rental payments, these are unrestricted and may not be netted against other accounts receivable or payable between the lessor and lessee.

119

At December 31, 2015 the Company has existing letters of credit related to operating leasing as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date
GE Capital Aviation Services Limited	Lan Cargo S.A.	Two letter of credit	7,530	Aug 17, 2016
GE Capital Aviation Services Limited	LATAM Airlines Group S.A.	Nine letter of credit	37,178	Jan 10, 2016
International Lease Finance Corp	LATAM Airlines Group S.A.	Four letter of credit	1,700	Feb 4, 2016
ORIX Aviation System Limited	LATAM Airlines Group S.A.	One letter of credit	3,255	Aug 31, 2016
SMBC Aviation Capital Ltd.	LATAM Airlines Group S.A.	Two letter of credit	11,133	Aug 14, 2016
Engine Lease Finance Corporation	LATAM Airlines Group S.A.	One letter of credit	4,750	Dec 8, 2016
Banc of America	LATAM Airlines Group S.A.	Three letter of credit	1,044	Sep 6, 2016
Wells Fargo Bank	LATAM Airlines Group S.A.	Eight letter of credit	13,160	Feb 9, 2016
Wells Fargo Bank	Tam Linhas Aéreas S.A.	One letter of credit	5,500	Jul 14, 2016
CIT Aerospace International	Tam Linhas Aéreas S.A.	Three letter of credit	12,375	Oct 6, 2016
RBS Aerospace Limited	Tam Linhas Aéreas S.A.	One letter of credit	12,357	Oct 2, 2016
			109,982

(c) Other commitments

At December 31, 2015 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date
Aena Aeropuertos S.A.	LATAM Airlines Group S.A.	Four letter of credit	2,050	Nov 14, 2016
American Alternative Insurance Corporation	LATAM Airlines Group S.A.	Four letter of credit	3,140	Apr 5, 2016
Citibank N.A.	LATAM Airlines Group S.A.	One letter of credit	16,400	Jan 31, 2016
Comisión Europea	LATAM Airlines Group S.A.	One letter of credit	8,862	Feb 11, 2016
Deutsche Bank A.G.	LATAM Airlines Group S.A.	Three letter of credit	40,000	Mar 31, 2016
Dirección Generalde Aeronáutica Civil	LATAM Airlines Group S.A.	Sixty six letter of credit	15,687	Jan 31, 2016
Empresa Pública de Hidrocarburos del Ecuador EP Petroecuador	LATAM Airlines Group S.A.	One letter of credit	5,500	Jun 17, 2016
Metropolitan Dade County	LATAM Airlines Group S.A.	Ten letter of credit	3,108	Mar 13, 2016
The Royal Bank of Scotland plc	LATAM Airlines Group S.A.	Two letter of credit	23,000	Jan 8, 2016
Washington International Insurance	LATAM Airlines Group S.A.	Four letter of credit	2,810	Apr 5, 2016
8ª Vara Federal da Subseção de Campinas SP	Tam Linhas Aéreas S.A.	One insurance policies guarantee	10,762	May 19, 2016
Conselho Administrativo de Conselhos Federais	Tam Linhas Aéreas S.A.	One insurance policies guarantee	5,595	Oct 20, 2021
Fundação de Proteão de Defesa do Consumidor Procon	Tam Linhas Aéreas S.A.	Two insurance policies guarantee	2,465	May 16, 2016
Juizo da 6ª Vara de Execuções Fiscais Federal de Campo Grande/MS	Tam Linhas Aéreas S.A.	Two insurance policies guarantee	19,402	Jan 4, 2016
União Federal Vara Comarca de DF	Tam Linhas Aéreas S.A.	Two insurance policies guarantee	2,250	Nov 9, 2020
			161,031

120

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES

(a)	Details of transactions with related parties as follows:

							Transaction amount
		Nature of		Nature of			with related parties
		relationship with	Country	related parties			As of December 31,
Tax No.	Related party	related parties	of origin	transactions	Currency	2015	2014	2013
						ThUS$	ThUS$	ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CP A.	Related director	Chile	Tickets sales	CLP	15	31	17
96.847.880-K	Technical Training Latam S.A.	Associate (*)	Chile	Leases as lessor	CLP	-	209	253
				Training services received	CLP	-	(785)	(1,186)
				Training services received	US$	-	(743)	(1,146)
65.216.000-K	Comunidad Mujer	Related director	Chile	Tickets sales	CLP	2	9	10
				Services provided for advertising	CLP	(10)	(11)	(11)
78.591.370-1	Bethia S.A and subsidiaries	Related director	Chile	Services received of cargo transport	CLP	(259)	(646)	2,697
				Other revenue	CLP	30	-	-
				Services received from National and International Courier	CLP	(227)	(496)	(382)
				Other services received	CLP	-	(10)	(478)
				Settlement of Property, plant and equipment (1)	CLP	-	-	14,217
				Commitments made on behalf of the entity	CLP	-	-	(84)
79.773.440-3	Transportes San Felipe S.A	Related director	Chile	Tickets sales	CLP	7	26	17
				Services received of transfer of passengers	CLP	(127)	(70)	(142)
				Commitments made on behalf of the entity	CLP	-	-	(84)
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	Tickets sales	CLP	117	155	231
65.216.000-K	Viajes Falabella Ltda.	Related director	Chile	Sales commissions	CLP	(50)	-	-
Foreign	Inversora Aeronáutica Argentina	Related director	Argentina	Revenue billboard advertising maintaining	ARS	1	12	9
				Leases as lessor	US$	(269)	(334)	(358)
Foreign	Made In Everywhere Repr. Com. Distr. Ltda.	Related director	Brazil	Services received of transport	BRL	-	(2)	-
Foreign	TAM Aviação Executiva e Taxi Aéreo S/A	Principal shareholder of the common matrix	Brazil	Revenue from services provided	BRL	-	-	485
				Services received	BRL	(56)	(12)	-
				Commitments made on behalf of the entity	BRL	-	-	(17)
Foreign	Prismah Fidelidade S.A.	Joint Venture	Brazil	Professional counseling services received	BRL	-	(119)	(499)
Foreign	Jochmann P articipacoes Ltda.	Other related parties	Brazil	Services received	BRL	-	-	(27)
Foreign	Consultoría Administrativa Profesional S.A. de C.V.	Associate	Mexico	Professional counseling services received	MXN	(1,191)	-	-

(*) Subsidiary from October, 2014

121

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties.

(b)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and major guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Directors.

		For the period ended
		December 31,
	2015	2014	2013
	ThUS$	ThUS$	ThUS$

Remuneration	17,185	19,507	15,148
Management fees	547	1,213	368
Non-monetary benefits	864	990	565
Short-term benefits	19,814	-	22,400
Share-based payments	10,811	16,086	17,709
Total	49,221	37,796	56,190

NOTE 33 - SHARE-BASED PAYMENTS

(a)	Compensation plan for increase of capital in LATAM Airlines Group S.A.

Compensation plans implemented by providing options for the subscription and payment of shares that have been granted by LATAM Airlines Group S.A. to employees of the Company and its subsidiaries, are recognized in the financial statements in accordance with the provisions of IFRS 2 “Share-based Payment”, showing the effect of the fair value of the options granted under compensation in linear between the date of grant of such options and the date on which these irrevocable.

(a.1)	Compensation plan 2011

At a Special Shareholders Meeting held on December 21, 2011, the Company’s shareholders approved, among other matters, an increase of capital of which 4,800,000 shares were allocated to compensation plans for employees of the Company and its subsidiaries, pursuant to Article 24 of the Companies Law. In this compensation plan no member of the controlling group would be benefited.

122

The granting of options for the subscription and payment of shares has been formalized through conclusion of contracts of options to subscribe for shares, according to the proportions shown in the following schedule of accrual and is related to the permanence condition of the executive as employee of the Company at these dates for the exercise of the options:

Percentage	Period

30%	From December 21, 2014 and until December 21, 2016.
30%	From December 21, 2015 and until December 21, 2016.
40%	From June 21, 2016 and until December 21, 2016.

Number
of share
options

Share options in agreements of share- based payments, as of January 1, 2014	4,497,000
Share options granted	160,000
Share options cancelled	(455,000)
Share options in agreements of share- based payments, as of December 31, 2014	4,202,000

Share options in agreements of share- based payments, as of January 1, 2015	4,202,000
Share options granted	406,000
Share options cancelled	(90,000)
Share options in agreements of share- based payments, as of December 31, 2015	4,518,000

These options have been valued and recorded at fair value at the grant date, determined by the “Black-Scholes-Merton”. The effect on income to December 2015 corresponds to ThUS$ 10,811 (ThUS$ 12,900 at December 31, 2014).

The input data of option pricing model used for share options granted are as follows:

	Weighted average		Exercise		Expected	Life of	Dividends	Risk-free
	share price		price		volatility	option	expected	interest
As of December 31, 2014	US$	15,47	US$	18,29	34.74%	3.6 years	0%	0.00696
As of December 31, 2015	US$	15,47	US$	18,29	34.74%	3.6 years	0%	0.00696

(a.2)	Compensation plan 2013

At the Extraordinary Shareholders’ Meeting held on June 11, 2013, the Company’s shareholders approved motions including increasing corporate equity, of which 1,500,000 shares were allocated to compensation plans for employees of the Company and its subsidiaries, in conformity with the stipulations established in Article 24 of the Corporations Law. With regard to this compensation, a defined date for implementation does not exist. The granting of options for the subscription and payment of shares has been formalized through conclusion of contracts of options to subscribe for shares, according to the proportions shown in the following schedule of accrual and is related to the permanence condition of the executive at these dates for the exercise of the options:

123

Percentage	Period

100%	From November 15, 2017 and until June 11, 2018.

(b)	Subsidiaries compensation plans

(b.1)	Stock Options

TAM Linhas Aereas S.A. and Multiplus S.A., both subsidiaries of TAM S.A., have outstanding stock options at December 31, 2015, which amounted to 96,675 shares and 518,507 shares, respectively (at December 31, 2014, the distribution of outstanding stock options amounted to 637,400 for Multiplus S.A. and 96,675 shares TAM Linhas Aéreas S.A.).

TAM Linhas Aéreas S.A.

Description	4th Grant
Date	05-28-2010	Total
Outstanding option number
As December 31, 2014	96,675	96,675
Outstanding option number
As December 31, 2015	96,675	96,675

Multiplus S.A.

				4nd Extraordinary
Description	1st Grant	3rd Grant	4th Grant	Grant
Date	10-04-2010	03-21-2012	04-03-2013	11-20-2013	Total
Outstanding option number
As December 31, 2014	7,760	129,371	294,694	205,575	637,400
Outstanding option number
As December 31, 2015	-	102,621	255,995	159,891	518,507

The Options of TAM Linhas Aéreas S.A., under the plan’s terms, are divided into three equal parts and employees can run a third of its options after three, four and five years respectively, as long as they remain employees of the company. The agreed term of the options is seven years.

For Multiplus S.A., the plan’s terms provide that the options granted to the usual prizes are divided into three equal parts and employees may exercise one-third of their two, three and four, options respectively, as long as they keep being employees of the company. The agreed term of the options is seven years after the grant of the option. The first extraordinary granting was divided into two equal parts, and only half of the options may be exercised after three years and half after four years. The second extraordinary granting was also divided into two equal parts, which may be exercised after one and two years respectively.

Both companies have an option that contains a “service condition” in which the exercise of options depends exclusively on the delivery services by employees during a predetermined period. Terminated employees will be required to meet certain preconditions in order to maintain their right to the options.

124

The acquisition of the share’s rights, in both companies is as follows:

	Number of shares		Number of shares
	Accrued options		Non accrued options
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Company	2015	2014	2015	2014

TAM Linhas Aéreas S.A.	-	-	96,675	96,675
Multiplus S.A.	-	-	518,507	637,400

In accordance with IFRS 2 - Share-based payments, the fair value of the option must be recalculated and recorded as a liability of the Company once payment is made in cash (cash-settled). The fair value of these options was calculated using the “Black-Scholes-Merton” method, where the cases were updated with information LATAM Airlines Group S.A.. There is no value recorded in liabilities and in income at December 31, 2015 (at December 31, 2014 not exist value recorded in liabilities and the amount recognized in in incomes was ThUS$ 191).

(b.2)	Payments based on restricted stock

In May of 2014 the Management Council of Multiplus S.A. approved a plan to grant restricted stock, a total of 91,103 ordinary, registered, book entry securities with no face value, issued by the Company to beneficiaries.

The quantity of restricted stock units was calculated based on employees’ expected remunerations divided by the average price of shares in Multiplus S.A. traded on the BM&F Bovespa exchange in the month prior to issue, April of 2014. This benefits plan will only grant beneficiaries the right to the restricted stock when the following conditions have been met:

a.        Compliance with the performance goal defined by this Council as return on Capital Invested.

b.        The Beneficiary must remain as an administrator or employee of the Company for the period running from the date of issue to the following dates described, in order to obtain rights over the following fractions: (i) 1/3 (one third) after the 2nd year from the issue date; (ii) 1/3 (one third) after the 3rd year from the issue date; (iii) 1/3 (one third) after the 4th year from the issue date.

Number
shares in
circulation
As of January 1, 2014	-
Granted	91,103
As of December 31, 2014	91,103

As of January 1, 2015	91,103
Granted	119,731
Not acquired due to breach of employment retention conditions	(34,924)
As of December 31, 2015	175,910

125

NOTE 34 - THE ENVIRONMENT

LATAM Airlines Group S.A. manages environmental issues at the corporate level, centralized in Environmental Management. There is a commitment to the highest level to monitor the company and minimize their impact on the environment, seeking continuous improvement and contribution to the solution of global climate change problems has been made, generating added value to the company and the region, are the pillars of his administration.

One function of Environmental Management, in conjunction with the various areas of the Company, is to ensure environmental compliance, implementing a management system and environmental programs that meet the increasingly demanding requirements globally; well as continuous improvement programs in their internal processes that generate environmental and economic benefits and to join the currently completed.

The Environment Strategy LATAM Airlines Group S.A. is called Climate Change Strategy and it is based on the aim of being a world leader in Climate Change and Eco-efficiency, which is implemented on the following objectives:

i.	Impact and Profitability:
-	Environmental Management System
-	Risk Management
-	Eco-efficiency
-	Sustainable Alternative Energy

ii.	Commitment and Recognition:
-	Internal Capacity Development
-	Transparency
-	Value Chain
-	Emissions Offsets
-	Recognition and Communications Projects

For 2015, were established and worked the following topics:

1.	Advance in the implementation of an Environmental Management System;
2.	Manage the Carbon Footprint by measuring, external verification and compensation of our emissions by ground operations;
3.	Corporate Risk Management;
4.	Establishment of corporate strategy to meet the global target of aviation to have a carbon neutral growth by 2020.

Thus, during 2015, we have worked in the following initiatives:

-	Advance in the implementation of an Environmental Management System for main operations, with an emphasis on Santiago and Miami. Achieving certification Environmental Management System ISO 14001 at its facility in Miami.
-	Certification of stage 2, the most advanced IATA Environmental Assestment (IEnvA), been the third airline in the world to achieve this certification.
-	Preparation of the environmental chapter for reporting sustainability of the Company, to measure progress on environmental issues.
-	The preparation of the second report supporting environmental management of the Company.

126

-	Measurement and external verification of the Corporate Carbon Footprint.

It is highlighted that in the 2015 LATAM Airlines Group maintained its selection in the index Dow Jones Sustainability in the global category, being the only two airlines that belong to this select group.

As of December 31, 2015, the Environment Management spent US$ 150,700 (US$ 370,160 at December 31, 2014). The budget of the Environment Management for 2015 was US$ 324,460 (US$ 520,000 for 2014).

NOTE 35 – EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

The Company announced on February 4, 2016 that Ignacio Cueto Plaza, CEO of LAN Airlines, has consented to the entry of a cease-and-desist order by the Securities and Exchange Commission (SEC) concerning the books and records and internal controls provisions of the U.S. Securities Exchange Act of 1934.

•	The allegations set forth in the Order relate to an isolated matter which occurred in 2006 – 2007. As previously disclosed in LATAM’s public filings, the issue is related to consultant fee payments made by LAN Airlines S.A. to a consultant on labor matters in Argentina which were not accurately recorded in the Company’s accounting records. Ignacio Cueto consented to the Order and agreed to pay a $75,000 penalty to the SEC and to remain in compliance with LATAM’s compliance structure and internal accounting controls.

•	Over the past decade, since the occurrence of this event, the Company has implemented significant enhancements to its compliance structure and internal accounting controls.

The Company and its senior executives maintain a strong commitment to complying with all laws and regulations in all countries where the company operates. The Company has been cooperating with the investigation of the U.S. regulatory authorities and will continue to do so as necessary.

Subsequent to the closing date of the annual financial statements, at December 31, 2015, has occurred an important variation in the exchange rate (Central Bank of Brazil) R$/US$, from R$3.90 per US$ to R$ 3.62 per US$ at March 21, 2016, which represents a 7.22% appreciation of the Brazilian currency.

At the date of issuance of these financial statements, given the complexity of this matter, the administration has not yet concluded the analysis and determination of the financial effects of this situation.

LATAM Airlines Group S.A. and Subsidiaries’ consolidated financial statements as at December 31, 2015, have been approved by the Board of Director’s in an extraordinary meeting held on March 21, 2016.

127

NOTE 36 - CONSOLIDATION SCHEDULE

In accordance with SEC rule SX 3-10 the Company is presenting consolidation schedules as Senior Notes issued by TAM Capital (issuer), a 100% subsidiary of TAM S.A., in 2007 are fully and unconditionally guaranteed by TAM S.A (guarantor) and by TAM Linhas Aéreas (guarantor) which is also a 100% subsidiary of TAM S.A.. The consolidation schedules separately present the financial information for LATAM Airlines Group S.A. (parent company), TAM S.A. (guarantor), TAM Linhas Aéreas S.A. (guarantor) and other consolidated subsidiaries of LATAM Airlines Group S.A. (non-guarantors).

128

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

				TAM Linhas
	LATAM S.A.	TAM S.A.	TAM Capital	Aéreas S.A.	Other	Consolidating
	(parent company)	(guarantor)	(subsidiary issuer)	(guarantor)	(non-guarantor)	adjustments	Consolidated
	As of	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2015	2015	2015	2015	2015	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Current assets
Cash and cash equivalents	301,109	859	67	142,439	309,023	-	753,497
Other financial assets	108,263	416	-	105,439	581,773	(144,543)	651,348
Other non-financial assets	123,332	718	-	150,204	55,501	261	330,016
Trade and other accounts receivable	367,322	3,897	-	151,458	274,301	(4)	796,974
Accounts receivable from related entities	451,061	1,072	82,218	533,629	1,049,892	(2,117,689)	183
Inventories	146,241	-	-	75,238	3,429	-	224,908
Tax assets	15,711	5,824	-	11,264	31,216	-	64,015
Total current assets other than non-current assets (or disposal groups) classified as held for sale	1,513,039	12,786	82,285	1,169,671	2,305,135	(2,261,975)	2,820,941
Non-current assets and disposal groups held for sale	609	-	-	277	1,074	-	1,960
Total current assets	1,513,648	12,786	82,285	1,169,948	2,306,209	(2,261,975)	2,822,901
Non-current assets
Other financial assets	71,776	425,952	-	221,155	1,620	(631,045)	89,458
Other non-financial assets	84,249	730	-	114,080	33,107	3,297	235,463
Accounts receivable	2,105	-	-	5,521	3,089	-	10,715
Accounts receivable from related parties	506,672	-	304,535	1	1,007,074	(1,818,282)	-
Equity accounted investments	1,065,985	11,804	-	-	392,937	(1,470,726)	-
Intangible assets other than goodwill	101,212	31,993	-	879,356	308,862	2	1,321,425
Goodwill	2,194,449	-	-	-	83,250	2,876	2,280,575
Property, plant and equipment	8,917,026	19	-	881,138	836,100	304,374	10,938,657
Current tax assets, long term portion	-	-	-	-	25,629	-	25,629
Deferred tax assets	-	15,747	-	311,059	82,901	(33,112)	376,595
Total non-current assets	12,943,474	486,245	304,535	2,412,310	2,774,569	(3,642,616)	15,278,517
Total assets	14,457,122	499,031	386,820	3,582,258	5,080,778	(5,904,591)	18,101,418

129

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

				TAM Linhas
	LATAM S.A.	TAM S.A.	TAM Capital	Aéreas S.A.	Other	Consolidating
	(parent company)	(guarantor)	(subsidiary issuer)	(guarantor)	(non-guarantor)	adjustments	Consolidated
	As of	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2015	2015	2015	2015	2015	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities and shareholder’s equity
Current liabilities
Other financial liabilities	1,459,629	-	3,318	124,778	56,415	95	1,644,235
Trade and other accounts payable	398,351	722	-	624,410	452,436	8,038	1,483,957
Accounts payable to related parties	328,618	804	75,437	786,235	951,720	(2,142,367)	447
Other provisions	29	-	-	10,776	2,894	(10,777)	2,922
Tax liabilities	12,755	-	-	-	6,623	-	19,378
Other non-financial liabilities	1,404,126	558	-	588,839	496,542	(32)	2,490,033
Total current liabilities	3,603,508	2,084	78,755	2,135,038	1,966,630	(2,145,043)	5,640,972
Non-current liabilities
Other financial liabilities	5,785,018	-	299,775	527,207	927,846	(7,461)	7,532,385
Accounts payable	129,759	-	-	229,006	58,285	-	417,050
Accounts payable to related parties	797,109	24,395	-	-	972,543	(1,794,047)	-
Provision for losses on investments	518,975	-	-	-	19,343	(538,318)	-
Other provisions	13,768	73	-	389,120	21,535	1	424,497
Deferred tax liabilities	478,596	-	-	151,950	153,957	27,062	811,565
Employee benefits	37,854	-	-	-	27,417	-	65,271
Other non-financial liabilities	236,000	-	-	36,130	-	-	272,130
Total non-current liabilities	7,997,079	24,468	299,775	1,333,413	2,180,926	(2,312,763)	9,522,898
Total liabilities	11,600,587	26,552	378,530	3,468,451	4,147,556	(4,457,806)	15,163,870
Equity
Share capital	2,545,705	1,289,676	111,123	1,371,505	728,944	(3,501,248)	2,545,705
Retained earnings	317,950	(1,126,588)	(102,833)	(1,191,909)	(219,031)	2,640,361	317,950
Share premium	-	19,194	-	-	501,209	(520,403)	-
Treasury shares	(178)	-	-	-	-	-	(178)
Other reserves	(6,942)	290,197	-	(65,641)	(81,070)	(143,486)	(6,942)
Parent’s ownership interest	2,856,535	472,479	8,290	113,955	930,052	(1,524,776)	2,856,535
Non-controlling interest	-	-	-	-	-	81,013	81,013
Total non-current liabilities	2,856,535	472,479	8,290	113,955	930,052	(1,443,763)	2,937,548
Total liabilities	14,457,122	499,031	386,820	3,582,406	5,077,608	(5,901,569)	18,101,418

130

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

				TAM Linhas
	LATAM S.A.	TAM S.A.	TAM Capital	Aéreas S.A.	Other	Consolidating
	(parent company)	(guarantor)	(subsidiary issuer)	(guarantor)	(non-guarantor)	adjustments	Consolidated
	As of	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2014	2014	2014	2014	2014	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Current assets
Cash and cash equivalents	628,367	47	398	44,326	289,244	27,014	989,396
Other financial assets	135,336	1,951	-	85,376	531,958	(104,220)	650,401
Other non-financial assets	53,427	1,055	-	129,562	88,297	(24,470)	247,871
Trade and other accounts receivable	456,622	5,732	-	562,040	360,236	(5,795)	1,378,835
Accounts receivable from related entities	184,626	1,506	-	226,225	1,140,972	(1,553,021)	308
Inventories	153,891	-	-	105,315	6,833	-	266,039
Tax assets	20,866	12,368	-	26,660	45,839	(5,025)	100,708
Total current assets other than non-current assets (or disposal groups) classified as held for sale	1,633,135	22,659	398	1,179,504	2,463,379	(1,665,517)	3,633,558
Non-current assets and disposal groups held for sale	-	-	-	407	657	-	1,064
Total current assets	1,633,135	22,659	398	1,179,911	2,464,036	(1,665,517)	3,634,622
Non-current assets
Other financial assets	48,805	-	-	34,366	1,815	-	84,986
Other non-financial assets	121,231	788	-	157,853	51,570	11,371	342,813
Accounts receivable	3,257	-	-	5,761	21,447	-	30,465
Accounts receivable from related parties	479,784	70	389,378	65,328	1,458,330	(2,392,890)	-
Equity accounted investments	1,581,526	642,053	-	285,731	423,627	(2,932,937)	-
Intangible assets other than goodwill	91,638	14,405	-	1,277,534	449,470	47,032	1,880,079
Goodwill	3,207,664	47,032	-	-	102,861	(44,156)	3,313,401
Property, plant and equipment	8,363,122	34	-	1,351,003	809,316	249,601	10,773,076
Current tax assets, long term portion	-	-	-	-	17,663	-	17,663
Deferred tax assets	-	30,875	-	366,596	97,080	(87,228)	407,323
Total non-current assets	13,897,027	735,257	389,378	3,544,172	3,433,179	(5,149,207)	16,849,806
Total assets	15,530,162	757,916	389,776	4,724,083	5,897,215	(6,814,724)	20,484,428

131

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

				TAM Linhas
	LATAM S.A.	TAM S.A.	TAM Capital	Aéreas S.A.	Other	Consolidating
	(parent company)	(guarantor)	(subsidiary issuer)	(guarantor)	(non-guarantor)	adjustments	Consolidated
	As of	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2014	2014	2014	2014	2014	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities and shareholder’s equity
Current liabilities
Other financial liabilities	1,290,302	-	3,319	205,763	125,231	-	1,624,615
Trade and other accounts payable	463,620	397	-	534,957	491,646	(1,247)	1,489,373
Accounts payable to related parties	452,777	279	-	104,380	991,944	(1,549,324)	56
Other provisions	32	-	-	11,017	1,362	-	12,411
Tax liabilities	11,934	-	-	51	10,979	(5,075)	17,889
Other non-financial liabilities	1,272,521	6,764	-	798,087	634,319	(26,305)	2,685,386
Total current liabilities	3,491,186	7,440	3,319	1,654,255	2,255,481	(1,581,951)	5,829,730
Non-current liabilities
Other financial liabilities	5,242,620	-	299,098	668,084	1,179,210	-	7,389,012
Accounts payable	37,582	-	-	492,519	78,015	(30,662)	577,454
Accounts payable to related parties	1,139,256	36,742	69,051	293,232	856,727	(2,395,008)	-
Provision for losses on investments	423,358	-	-	-	20,524	(443,846)	36
Other provisions	14,225	108	-	660,336	28,435	-	703,104
Deferred tax liabilities	452,374	14,405	-	352,711	228,058	4,346	1,051,894
Employee benefits	32,665	-	-	-	25,459	15,978	74,102
Other non-financial liabilities	295,000	-	-	60,379	22	-	355,401
Total non-current liabilities	7,637,080	51,255	368,149	2,527,261	2,416,450	(2,849,192)	10,151,003
Total liabilities	11,128,266	58,695	371,468	4,181,516	4,671,931	(4,431,143)	15,980,733
Equity
Share capital	2,545,705	1,895,913	163,359	2,008,303	847,890	(4,915,465)	2,545,705
Retained earnings	536,190	(1,651,990)	(145,051)	(1,285,733)	(275,294)	3,358,068	536,190
Share premium	-	28,216	-	-	457,897	(486,113)	-
Treasury shares	(178)	-	-	-	-	-	(178)
Other reserves	1,320,179	427,082	-	(180,003)	194,791	(441,870)	1,320,179
Parent’s ownership interest	4,401,896	699,221	18,308	542,567	1,225,284	(2,485,380)	4,401,896
Non-controlling interest	-	-	-	-	-	101,799	101,799
Total non-current liabilities	4,401,896	699,221	18,308	542,567	1,225,284	(2,383,581)	4,503,695
Total liabilities	15,530,162	757,916	389,776	4,724,083	5,897,215	(6,814,724)	20,484,428

132

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

				TAM Linhas
	LATAM S.A.	TAM S.A.	TAM Capital	Aéreas S.A.	Other	Consolidating
	(parent company)	(guarantor)	(subsidiary issuer)	(guarantor)	(non-guarantor)	adjustments	Consolidated
	As of	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2015	2015	2015	2015	2015	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	2,759,969	-	-	4,224,290	3,228,372	(472,586)	9,740,045
Cost of sales	(2,670,774)	-	-	(3,745,752)	(2,928,504)	1,708,321	(7,636,709)
Gross margin	89,195	-	-	478,538	299,868	1,235,735	2,103,336

Other income	1,132,663	-	-	181,922	1,017,029	(1,945,833)	385,781
Distribution costs	(287,089)	-	-	(303,936)	(346,840)	154,561	(783,304)
Administrative expenses	(325,567)	(1,257)	-	(337,064)	(784,628)	570,510	(878,006)
Other expenses	(189,244)	(951)	(4)	(24,325)	(118,091)	8,628	(323,987)
Other gains/(losses)	(81,244)	161	-	(33,019)	45,423	13,399	(55,280)
Gains (losses) from operating activities	338,714	(2,047)	(4)	(37,884)	112,761	37,000	448,540
Financial income	9,222	1,472	14,986	58,670	65,700	(74,970)	75,080
Financial costs	(296,205)	-	(25,264)	(62,918)	(111,450)	82,480	(413,357)
Revenue and losses from associated companies	(217,530)	(165,774)	-	32,134	-	351,207	37
Exchange differences	(40,151)	(10)	4,680	(472,122)	49,177	(9,470)	(467,896)
Resut for readjustable units	23	-	-	-	457	1	481
Income / (loss) before taxes	(205,927)	(166,359)	(5,602)	(482,120)	116,645	386,248	(357,115)
Income tax expense / benefit	(13,347)	(2,790)	-	200,507	(37,385)	31,398	178,383
NET INCOME / (LOSS) FOR THE YEAR	(219,274)	(169,149)	(5,602)	(281,613)	79,260	417,646	(178,732)
Income / (loss) attributable to owners of the parent	(219,274)	(169,149)	(5,602)	(281,613)	79,260	377,104	(219,274)
Income / (loss) attributable to non-controlling	-	-	-	-	-	40,542	40,542
NET INCOME / (LOSS)	(219,274)	(169,149)	(5,602)	(281,613)	79,260	417,646	(178,732)

Total comprehensive income / (loss)	(1,551,330)	(168,932)	(4,162)	(302,015)	(57,568)	544,400	(1,539,607)

Comprehensive income / (loss) attributable to owners of the parent	(1,551,330)	(168,932)	(4,162)	(302,015)	(92,830)	567,938	(1,551,331)
Comprehensive income / (loss) attributable to non-controlling interest		-	-	-	35,262	(23,538)	11,724
Total comprehensive income / (loss)	(1,551,330)	(168,932)	(4,162)	(302,015)	(57,568)	544,400	(1,539,607)

133

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

				TAM Linhas
	LATAM S.A.	TAM S.A.	TAM Capital	Aéreas S.A.	Other	Consolidating
	(parent company)	(guarantor)	(subsidiary issuer)	(guarantor)	(non-guarantor)	adjustments	Consolidated
	As of	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2014	2014	2014	2014	2014	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	3,055,416	-	-	6,391,949	3,564,135	(917,999)	12,093,501
Cost of sales	(3,075,475)	(408)	-	(5,202,839)	(3,450,252)	2,104,473	(9,624,501)
Gross margin	(20,059)	(408)	-	1,189,110	113,883	1,186,474	2,469,000

Other income	1,014,024	-	-	20,891	1,253,142	(1,910,412)	377,645
Distribution costs	(318,825)	-	-	(397,445)	(365,581)	124,779	(957,072)
Administrative expenses	(350,817)	(3,423)	-	(452,014)	(850,026)	675,620	(980,660)
Other expenses	(197,055)	(1,126)	(9)	(110,890)	(122,798)	30,857	(401,021)
Other gains/(losses)	(71,175)	(170)	-	24,828	(122,589)	202,630	33,524
Gains (losses) from operating activities	56,093	(5,127)	(9)	274,480	(93,969)	309,948	541,416
Financial income	6,353	(732)	13,789	46,414	134,249	(109,573)	90,500
Financial costs	(297,138)	(581)	(25,083)	(156,890)	(106,994)	156,652	(430,034)
Equity accounted investments	86,715	179,647	-	(7,530)	(4,280)	(261,007)	(6,455)
Exchange differences	(88,909)	339	2,198	(81,447)	35,754	1,864	(130,201)
Resut for readjustable units	-	-	-	-	7	-	7
Income / (loss) before taxes	(236,886)	173,546	(9,105)	75,027	(35,233)	97,884	65,233
Income tax expense / benefit	(23,099)	1,140	-	(33,461)	(105,194)	(131,790)	(292,404)
NET INCOME / (LOSS) FOR THE YEAR	(259,985)	174,686	(9,105)	41,566	(140,427)	(33,906)	(227,171)
Income / (loss) attributable to owners of the parent	(259,985)	174,686	(9,105)	41,566	(140,427)	(66,720)	(259,985)
Income / (loss) attributable to non-controlling	-	-	-	-	-	32,814	32,814
NET INCOME / (LOSS)	(259,985)	174,686	(9,105)	41,566	(140,427)	(33,906)	(227,171)

Total comprehensive income / (loss)	(980,697)	93,514	(9,105)	101,097	(269,379)	70,947	(993,623)

Comprehensive income / (loss) attributable to owners of the parent	(980,697)	93,514	(9,105)	101,097	(269,379)	83,874	(980,696)
Comprehensive income / (loss) attributable to non-controlling interest		-	-	-	-	(12,927)	(12,927)
Total comprehensive income / (loss)	(980,697)	93,514	(9,105)	101,097	(269,379)	70,947	(993,623)

134

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

				TAM Linhas
	LATAM S.A.	TAM S.A.	TAM Capital	Aéreas S.A.	Other	Consolidating
	(parent company)	(guarantor)	(subsidiary issuer)	(guarantor)	(non-guarantor)	adjustments	Consolidated
	As of	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2013	2013	2013	2013	2013	2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	3,293,992	-	-	6,608,718	3,853,047	(831,220)	12,924,537
Cost of sales	(2,945,869)	(3,957)	-	(5,370,821)	(3,493,775)	1,760,258	(10,054,164)
Gross margin	348,123	(3,957)	-	1,237,897	359,272	929,038	2,870,373

Other income	900,146	-	-	41,769	1,249,990	(1,850,340)	341,565
Distribution costs	(328,116)	-	-	(438,251)	(389,931)	130,402	(1,025,896)
Administrative expenses	(297,140)	(19,015)	-	(605,346)	(917,953)	703,339	(1,136,115)
Other expenses	(173,866)	(7,634)	(27)	(93,314)	(142,092)	8,230	(408,703)
Other gains/(losses)	(42,122)	(1,216)	-	(180,872)	(21,810)	190,610	(55,410)
Gains (losses) from operating activities	407,025	(31,822)	(27)	(38,117)	137,476	111,279	585,814
Financial income	1,966	1,668	7,150	38,284	91,106	(67,346)	72,828
Financial costs	(243,084)	(449)	(23,409)	(142,500)	(118,613)	65,531	(462,524)
Equity accounted investments	(358,929)	(430,613)	-	48,226	-	741,316	-
Revenue and losses from associated companies	(8,229)	-	-	-	(3,599)	13,782	1,954
Exchange differences	(56,159)	88	(5,006)	(421,117)	19	1	(482,174)
Resut for readjustable units	21	-	-	-	193	-	214
Income / (loss) before taxes	(257,389)	(461,128)	(21,292)	(515,224)	106,582	864,563	(283,888)
Income tax expense / benefit	(23,725)	2,689	-	105,903	(35,786)	(29,012)	20,069

NET INCOME/ (LOSS) FOR THE YEAR	(281,114)	(458,439)	(21,292)	(409,321)	70,796	835,551	(263,819)
Income / (loss) attributable to owners of the parent	(281,114)	(458,439)	(21,292)	(409,321)	70,796	818,256	(281,114)
Income / (loss) attributable to non-controlling	-	-	-	-	-	17,295	17,295
NET INCOME (LOSS)	(281,114)	(458,439)	(21,292)	(409,321)	70,796	835,551	(263,819)

Total comprehensive income / (loss)	(768,457)	(446,447)	(21,292)	(398,419)	(14,050)	863,809	(784,856)

Comprehensive income / (loss) attributable to owners of the parent	(768,457)	(446,447)	(21,292)	(398,419)	(14,050)	880,208	(768,457)
Comprehensive income / (loss) attributable to non-controlling interest		-	-	-	-	(16,399)	(16,399)
Total comprehensive income / (loss)	(768,457)	(446,447)	(21,292)	(398,419)	(14,050)	863,809	(784,856)

135

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

	LATAM S.A.			TAM Linhas
	(parent company	TAM S.A.	TAM Capital	Aéreas S.A.	Other	Consolidating
	and guarantor)	(guarantor)	(subsidiary issuer)	(guarantor)	(non-guarantor)	adjustments	Consolidated
	As of	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2015	2015	2015	2015	2015	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Receipts from sales of goods and services	5,506,889	(17,705)	-	5,442,905	5,041,794	(4,601,486)	11,372,397
Other receipts from operating activities	73,596	-	-	-	14,641	-	88,237
Payments to suppliers for the supply of goods and services	(3,936,180)	(392)	(22,537)	(3,853,193)	(3,869,722)	4,652,442	(7,029,582)
Payments to and on behalf of employees	(389,722)	(883)	-	(922,865)	(851,714)	-	(2,165,184)
Other payments for operating activities	(209,137)	(70)	-	9,241	(151,211)	-	(351,177)
Interest received	10,076	1,647	14,986	17,311	80,425	(81,071)	43,374
Income taxes refunded (paid)	1,838	3,902	-	(255,152)	191,449	-	(57,963)
Other inflows (outflows) of cash	(153,925)	(25,176)	(4)	(48,194)	30,876	11,796	(184,627)
Net cash flows from operating activities	903,435	(38,677)	(7,555)	390,053	486,538	(18,319)	1,715,475

Cash flows from (used in) investing activities
Cash flows used to obtain control of subsidiaries or other businesses	-	432,360	-	-	(432,360)	-	-
Other cash receipts from sales of equity or debt instruments of other entities	42,266	1,535	-	30,992	444,667	-	519,460
Other payments to acquire equity or debt instruments of other entities	(108,464)	-	-	(81,332)	(514,319)	-	(704,115)
Other proceeds selling the shares of profit of investments accounted for using the equit	-	(295,111)	-	-	295,111	-	-
Loans to related parties	(63,326)	-	-	-	(26,461)	89,787	-
Proceeds from sale of property, plant and equipment	20,617	-	-	58,700	(22,200)	-	57,117
Purchases of property, plant and equipment	(1,195,216)	-	-	(194,464)	10,943	(191,012)	(1,569,749)
Amounts raised from sale of intangible assets	-	29,444	-	-	(29,353)	-	91
Purchases of intangible assets	(27,463)	-	-	(11,869)	(9,846)	(3,271)	(52,449)
Proceeds from related parties	-	-	-	-	59,551	(59,551)	-
Dividends received	4,889	-	-	-	4,211	(9,100)	-
Other inflows (outflows) of cash	-	-	-	3,497	7,079	-	10,576
Net cash flows from investing activities	(1,326,697)	168,228	-	(194,476)	(212,977)	(173,147)	(1,739,069)
Cash flows from (used in) financing activities
Proceeds from issue of shares	-	-	-	-	89,761	(89,761)	-
Payments to acquire or redeem the entity’s shares	-	-	-	66	(319)	253	-
Proceeds from term loans	1,487,939	-	-	-	150,031	153,514	1,791,484
Proceeds from short term loans	205,000	-	-	-	-	-	205,000
Loans from related parties	28,932	-	-	-	393,460	(422,392)	-
Repayment of loans	(707,307)	-	-	(440)	(556,046)	-	(1,263,793)
Payments of finance lease liabilities	(169,700)	-	-	(128,075)	(33,024)	(11,815)	(342,614)
Repayment of loans to related parties	(337,693)	-	-	-	(49,809)	387,502	-
Dividends Paid	(9)	-	-	82,204	(125,181)	7,954	(35,032)
Interest paid	(277,233)	-	-	(53,156)	(151,124)	97,865	(383,648)
Other inflows (outflows) of cash	(95,541)	-	-	8,250	7,369	(19,835)	(99,757)
Net cash flows from (used in) financing activities	134,388	-	-	(91,151)	(274,882)	103,285	(128,360)

Net increase (decrease) in, cash and cash aquivalents before effect of exchange rate	(288,874)	129,551	(7,555)	104,426	(1,321)	(88,181)	(151,954)
Effects of variation in the exchange rate on cash and cash equivalents	(38,384)	(128,735)	7,225	(7,056)	83,005	-	(83,945)
Net increase (decrease) in cash and cash equivalents	(327,258)	816	(330)	97,370	81,684	(88,181)	(235,899)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	628,367	43	397	44,326	316,263	-	989,396
CASH AND CASH EQUIVALENTS AT END OF PERIOD	301,109	859	67	141,696	397,947	(88,181)	753,497

136

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

				TAM Linhas
	LATAM S.A.	TAM S.A.	TAM Capital	Aéreas S.A.	Other	Consolidating
	(parent company)	(guarantor)	(subsidiary issuer)	(guarantor)	(non-guarantor)	adjustments	Consolidated
	As of	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2014	2014	2014	2014	2014	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Receipts from sales of goods and services	5,959,058	(45,594)	-	6,147,010	6,256,083	(4,948,719)	13,367,838
Other receipts from operating activities	89,995	-	-	-	7,063	(127)	96,931
Payments to suppliers for the supply of goods and services	(4,221,845)	(3,328)	-	(4,715,944)	(5,348,418)	5,466,528	(8,823,007)
Payments to and on behalf of employees	(461,680)	(2,857)	-	(1,225,709)	(703,860)	(39,546)	(2,433,652)
Other payments for operating activities	(150,833)	-	-	6,791	(48,934)	(335,238)	(528,214)
Dividends paid	-	-	-	-	-	-	-
Dividends received	-	-	-	-	-	-	-
Interest paid	-	-	(19,672)	-	-	19,672	-
Interest received	8,980	-	13,789	-	27,785	(38,965)	11,589
Income taxes refunded (paid)	(6,909)	(5,058)	-	614	(84,254)	(12,782)	(108,389)
Other inflows (outflows) of cash	(126,540)	4,327	(9)	15,146	(5,507)	(139,074)	(251,657)
Net cash flows from operating activities	1,090,226	(52,510)	(5,892)	227,908	99,958	(28,251)	1,331,439

Cash flows from (used in) investing activities
Cash flows from losing control of subsidiaries or other businesses	-	-	-	-	3,024	(3,024)	-
Cash flows used to obtain control of subsidiaries or other businesses	(250,350)	(118,120)	-	33,782	(154,930)	490,136	518
Cash flows used in the purchase of non-controlling	-	-	-	-	-	-	-
Other cash receipts from sales of equity or debt instruments of other entities	-	228	-	80,405	342,908	100,829	524,370
Other payments to acquire equity or debt instruments of other entities	(36,477)	-	-	-	(138,920)	(299,259)	(474,656)
Loans to related parties	(126,630)	-	12,948	-	(55,146)	168,828	-
Proceeds from sale of property, plant and equipment	-	-	-	186,015	562,272	(184,021)	564,266
Purchases of property, plant and equipment	(1,269,024)	-	-	(255,636)	(224,816)	309,031	(1,440,445)
Amounts raised from sale of intangible assets	-	8,224	-	-	-	(8,224)	-
Purchases of intangible assets	-	-	-	(30,933)	(23,831)	(995)	(55,759)
Proceeds from other long-term assets	-	-	-	-	-	-	-
Other cash receipts from related parties	-	-	-	(75,082)	22,380	52,702	-
Income taxes refunded (paid)	-	-	-	-	-	-	-
Dividends received	9,685	-	-	-	752	(10,437)	-
Other inflows (outflows) of cash	-	-	-	(397)	(15,527)	(1,475)	(17,399)
Net cash flows from investing activities	(1,672,796)	(109,668)	12,948	(61,846)	318,166	614,091	(899,105)

Cash flows from (used in) financing activities
Proceeds from issue of shares	156,321	219,110	-	262,702	156,402	(638,214)	156,321
Payments to acquire or redeem the entity’s shares	-	-	-	-	-	4,661	4,661
Proceeds from long term loans	706,661	4,162	-	89,598	336,159	(93,760)	1,042,820
Proceeds from short term loans	597,000	-	-	84,944	6,151	(84,944)	603,151
Loans from related parties	-	-	-	-	169,746	(169,746)	-
Repayment of loans	(1,147,651)	-	-	(419,887)	(706,576)	(41,006)	(2,315,120)
Payments of finance lease liabilities	(131,484)	-	-	(181,779)	(56,262)	(24,606)	(394,131)
Repayment of loans to related parties	(9,310)	-	-	-	(3,483)	12,793	-
Dividends Paid	-	-	-	-	(13,983)	(21,379)	(35,362)
Interest paid	(246,598)	(581)	(4,807)	(49,536)	(168,938)	101,671	(368,789)
Other inflows (outflows) of cash	(37,641)	-	-	-	-	23,864	(13,777)
Net cash flows from (used in) financing activities	(112,702)	222,691	(4,807)	(213,958)	(280,784)	(930,666)	(1,320,226)

Net increase (decrease) in, cash and cash aquivalents before effect of exchange rate	(695,272)	60,513	2,249	(47,896)	137,340	(344,826)	(887,892)
Effects of variation in the exchange rate on cash and cash equivalents	(45,080)	(60,573)	(1,941)	(29,882)	(173,817)	203,678	(107,615)
Net increase (decrease) in cash and cash equivalents	(740,352)	(60)	308	(77,778)	(36,477)	(141,148)	(995,507)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,368,719	103	89	122,104	325,718	168,170	1,984,903
CASH AND CASH EQUIVALENTS AT END OF PERIOD	628,367	43	397	44,326	289,241	27,022	989,396

137

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

				TAM Linhas
	LATAM S.A.	TAM S.A.	TAM Capital	Aéreas S.A.	Other	Consolidating
	(parent company)	(guarantor)	(subsidiary issuer)	(guarantor)	(non-guarantor)	adjustments	Consolidated
	As of	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2013	2013	2013	2013	2013	2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Receipts from sales of goods and services	5,975,782	-	-	6,242,979	6,031,715	(4,844,201)	13,406,275
Other receipts from operating activities	12,067	-	-	-	2,918	(10,347)	4,638
Payments to suppliers for the supply of goods and services	(4,291,945)	(20,795)	(377)	(4,664,071)	(4,417,013)	3,823,478	(9,570,723)
Payments to and on behalf of employees	(423,688)	(1,332)	-	(1,572,939)	(1,340,071)	932,715	(2,405,315)
Other payments for operating activities	-	-	-	-	(64,025)	32,810	(31,215)
Dividends paid	-	-	-	-	(800)	800	-
Dividends received	-	70,950	-	-	-	(70,950)	-
Interest paid	-	-	(19,950)	-	-	19,950	-
Interest received	8,621	-	-	52,878	83,964	(134,153)	11,310
Income taxes refunded (paid)	(11,558)	4,256	-	40,393	(94,185)	(21,939)	(83,033)
Other inflows (outflows) of cash	38,011	(7,539)	(27)	(24,540)	16,575	54,281	76,761
Net cash flows from operating activities	1,307,290	45,540	(20,354)	74,700	219,078	(217,556)	1,408,698

Cash flows from (used in) investing activities
Cash flows from losing control of subsidiaries or other businesses	-	-	-	-	200	(200)	-
Cash flows used to obtain control of subsidiaries or other businesses	(1,650,000)	(1,644,953)	-	(616,911)	(182,531)	4,088,878	(5,517)
Cash flows used in the purchase of non-controlling	-	-	-	-	-	(497)	(497)
Other cash receipts from sales of equity or debt instruments of other entities	-	409	-	(208,776)	(51,409)	530,261	270,485
Other payments to acquire equity or debt instruments of other entities	-	-	-	(29,101)	(93,526)	(318,174)	(440,801)
Loans to related parties	(288,957)	-	(218,026)	-	(86,282)	593,265	-
Proceeds from sale of property, plant and equipment	6,281	-	-	-	189,445	29,470	225,196
Purchases of property, plant and equipment	(1,523,440)	-	-	(68,471)	109,632	100,493	(1,381,786)
Amounts raised from sale of intangible assets	(12,539)	-	-	(20,529)	(14,021)	3,605	(43,484)
Proceeds from other long-term assets	-	-	-	-	14,999	7,145	22,144
Other cash receipts from related parties	-	-	-	(269,622)	30,260	239,362	-
Income taxes refunded (paid)	-	-	-	-	(77,902)	77,902	-
Other inflows (outflows) of cash	-	-	-	61,188	18,435	(4,175)	75,448
Net cash flows from investing activities	(3,468,655)	(1,644,544)	(218,026)	(1,152,222)	(142,700)	5,347,335	(1,278,812)

Cash flows from (used in) financing activities
Proceeds from issue of shares	888,570	1,650,000	185,190	1,577,613	182,897	(3,595,321)	888,949
Payments to acquire or redeem the entity’s shares	-	(900)	-	-	(200)	1,100	-
Proceeds from term loans	1,924,260	-	-	114,768	65,815	(61,325)	2,043,518
Proceeds from short term loans	963,800	-	-	145,285	51,984	(59,910)	1,101,159
Loans from related parties	1,134,875	-	-	-	315,183	(1,450,058)	-
Repayment of loans	(1,223,409)	-	-	(330,584)	(332,092)	(65,928)	(1,952,013)
Payments of finance lease liabilities	(83,088)	-	-	(281,648)	(41,234)	(17,135)	(423,105)
Repayment of loans to related parties	(87,679)	-	54,594	-	(21,874)	54,959	-
Dividends Paid	(3,288)	-	-	-	(1,053)	(25,353)	(29,694)
Interest paid	(164,186)	-	(2,294)	(329,617)	(116,762)	251,853	(361,006)
Other inflows (outflows) of cash	(51,701)	-	-	-	(59,400)	49,088	(62,013)
Net cash flows from (used in) financing activities	3,298,154	1,649,100	237,490	895,817	43,264	(4,918,030)	1,205,795
Net increase (decrease) in, cash and cash aquivalents before effect of exchange rate	1,136,789	50,096	(890)	(181,705)	119,642	211,749	1,335,681
Effects of variation in the exchange rate on cash and cash equivalents	-	(50,061)	(2,819)	137,052	50,398	(135,607)	(1,041)
Net increase (decrease) in cash and cash equivalents	1,136,789	35	(3,709)	(44,653)	170,040	76,142	1,334,640
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	231,930	73	3,797	166,755	169,675	78,037	650,263
CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,368,719	108	88	122,102	339,715	154,179	1,984,903

138

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2016	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Latam Airlines Group CEO